PROSPECTUS

                                [GRAPHIC OMITTED]
                                Bioenvision, Inc.

                        26,988,742 Shares of Common Stock


                                ---------------

        This prospectus covers 26,988,742 shares of our common stock that the selling stockholders named herein may offer and sell from time to time.

        The selling stockholders may sell the shares directly or through broker-dealers or underwriters, at various times and in various types of public or private transactions, including in the open market, in negotiated transactions or by any combination of these methods, at prevailing market prices or at privately negotiated prices. Each selling stockholder will determine the selling price of his or its shares at the time of sale, and will receive all of the net proceeds from the sales and pay all brokerage commissions and similar selling expenses, if any. We will pay the expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the shares by the selling stockholders.

        The selling stockholders and any agents, broker-dealers or underwriters that are involved in selling their shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under that Act.

        Our common stock is included for quotation on the Nasdaq National Market under the symbol "BIVN". The last reported sales price of shares of our common stock on December 7, 2005, was $5.87 per share.

        See "Risk Factors" beginning on page 9 to read about risks that you should consider before buying our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December 16, 2005

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY....................................................................... 2

THE OFFERING...................................................................8

RISK FACTORS...................................................................9

FORWARD-LOOKING STATEMENTS....................................................23

USE OF PROCEEDS...............................................................23

MARKET PRICE OF OUR COMMON STOCK..............................................24

DIVIDEND POLICY...............................................................24

SELLING STOCKHOLDERS..........................................................25

DESCRIPTION OF OUR CAPITAL STOCK..............................................32

SELECTED CONSOLIDATED FINANCIAL DATA..........................................34

SUPPLEMENTARY FINANCIAL INFORMATION...........................................36

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.......................................................37

BUSINESS......................................................................49

MANAGEMENT....................................................................59

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................71

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................73

PLAN OF DISTRIBUTION..........................................................74

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED
  STATES STOCKHOLDERS.........................................................77

LEGAL MATTERS.................................................................79

EXPERTS.......................................................................79

WHERE YOU CAN FIND MORE INFORMATION...........................................79

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information that differs from what is contained in this prospectus. If any person does provide you with information that differs from what is contained in this prospectus, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, nor an offer or solicitation in any jurisdiction where offers or sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, even though this prospectus may be delivered or shares may be sold under this prospectus at a later date.

                                     SUMMARY

        You should read the following summary together with the more detailed information regarding us and the securities being offered for sale by means of this prospectus and our financial statements and notes to those statements appearing elsewhere in this prospectus. The summary highlights information contained elsewhere in this prospectus. The terms "Bioenvision," "the company," "we," "our" and "us" refer to Bioenvision, Inc. and its consolidated subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor.

        We are a product-focused biopharmaceutical company with two approved cancer therapeutics. In December 2004, the Food and Drug Administration, or FDA, approved our lead cancer product, clofarabine, for the treatment of pediatric acute lymphoblastic leukemia, or ALL, in patients who are relapsed or refractory to at least two prior regimens of treatment. We believe clofarabine is the first new medicine initially approved in the United States, or U.S., for children with leukemia in more than a decade. Clofarabine has received Orphan Drug designation in the U.S. and in the European Union, or E.U. Genzyme Corporation, our co-development partner, contracted with us and acquired the U.S. and Canadian marketing rights for clofarabine for certain cancer indications and Genzyme currently controls U.S. development of clofarabine in these indications. Genzyme is marketing clofarabine under the brand name Clolar(R) in the U.S. In Europe, we filed for approval of clofarabine in pediatric ALL with the European Medicines Evaluation Agency, or EMeA, in July 2004. If approved, we anticipate commencing sales in Europe during the first half of calendar 2006 through a dedicated European sales force. We are selling our second product, Modrenal(R), in the United Kingdom, or U.K., through our sales force of eight sales specialists. Modrenal(R) is approved in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

        If we receive additional European approvals for our products, we intend to expand our sales force by adding six to 10 sales specialists in each of five other key regions within the E.U. which include the countries of France, Germany, Italy, Spain, Portugal, Netherlands, Austria, Belgium, Denmark and Sweden. Further, we intend to penetrate all of the other markets within the E.U. upon establishing traction in the E.U.'s major markets.

Products and pipeline


       Candidate           Indication       Status                 U.S. and Canada Ex-U.S. and
                                                                   rights          Canada rights
       ------------------- ---------------- ---------------------- --------------- -------------
       Clofarabine         Relapsed or      Marketed in U.S.       Genzyme         Bioenvision
       (Clolar(R))         Refractory       (pediatric); Filed
                           Acute            in E.U. (pediatric)
                           Lymphoblastic
                           Leukemia (ALL)
       ------------------- ---------------- ---------------------- --------------- -------------
                           Acute            Phase II in E.U.       Genzyme         Bioenvision
                           Myelogenous      (adult)
                           Leukemia (AML)
       ------------------- ---------------- ---------------------- --------------- -------------
                           Refractory       Phase II in U.S.       Genzyme         Bioenvision
                           Chronic          (adult)
                           Lymphocytic
                           Leukemia (CLL)
       ------------------- ---------------- ---------------------- --------------- -------------
                           Solid Tumors     Phase I (Intravenous)  Genzyme         Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
                           Solid Tumors     Phase I (Oral)         Genzyme         Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
                           Non-Cancer       Developmental          Bioenvision     Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
       Modrenal(R)           Breast Cancer  Marketed in U.K.;      Bioenvision     Bioenvision
                                            Phase IV in U.K.;
                                            Phase II in U.K.
       ------------------- ---------------- ---------------------- --------------- -------------
                           Prostate Cancer  Phase II in U.S.       Bioenvision     Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
       Virostat            Hepatitis C      Investigator           Bioenvision     Bioenvision
                                            Sponsored Phase II
                                            in Europe and Middle
                                            East
       ------------------- ---------------- ---------------------- --------------- -------------

Our Products

Clofarabine (Clolar(R))

        On December 28, 2004, clofarabine was approved by the FDA after a "fast track" review for the treatment of pediatric patients, ages one to 21, with relapsed or refractory ALL after at least two prior regimens. Genzyme currently maintains rights to market the drug for certain cancer indications in the U.S. and Canada and we are currently receiving royalties on these sales. Genzyme is marketing clofarabine under the brand name Clolar(R). We also submitted a Marketing Authorization Application, or MAA, the European equivalent of a U.S. new drug application, or NDA, with the EMeA in July 2004 for European approval of clofarabine in relapsed or refractory pediatric acute leukemia. We expect an opinion from the EMeA in the second half of calendar 2005. Clofarabine received Orphan Drug designation in the U.S. and in Europe, which provides ten years of marketing exclusivity in Europe and seven years of marketing exclusivity in the U.S. Further, in July 2004, the FDA granted a six-month extension of the marketing exclusivity for clofarabine in pediatric ALL under the federal Best Pharmaceuticals for Children Act.

        Pediatric leukemia is the most prevalent form of cancer among children up to age 19 in the U.S. It is estimated that approximately 3,400 children were diagnosed with leukemia in the U.S. in 2004, with ALL accounting for over 75% of the incidence rate. Although survival rates for childhood leukemia have improved significantly since the early 1970's, approximately 20% of pediatric patients with ALL and 60% of pediatric patients with AML do not achieve long-term survival and we believe there is a medical need for new agents to treat this population of patients. Clofarabine is approved for the treatment of pediatric patients, ages one to 21, with relapsed or refractory ALL after at least two prior regimens. The adult leukemia market represents a potentially significantly larger commercial opportunity with over 11,500 patients with AML and over 8,000 patients with CLL, diagnosed each year within the U.S. Based on population and incidence rates data, we believe that the E.U. patient population with pediatric leukemias and adult AML and CLL approximates that of the U.S.

        Clofarabine is a purine nucleoside analog, which is a small molecule, that we are developing with Genzyme, our co-development partner, for the treatment of acute and chronic leukemias, lymphomas and solid tumors. Clofarabine attacks cancer cells by damaging DNA in cancer cells, preventing DNA repair by damaged cancer cells, damaging the cancer cell's important control structures, and initiating the process of programmed cell death, or apoptosis, in cancer cells. Clofarabine appears to combine many of the favorable properties of the two most commonly used purine nucleoside analog drugs, fludarabine and cladribine, but appears to have greater potency at damaging the DNA of leukemia cells and a broader range of clinical activity.

        In the U.S., pivotal Phase II clinical trials were conducted for the treatment of relapsed or refractory acute leukemia in children and a NDA was filed by Genzyme with the FDA in March 2004, based upon the interim results of 70 patients enrolled in these two trials. In August of 2004, clinical data on an additional cohort of 14 patients were submitted to the FDA and of the aggregate ALL group of 49 patients, a 31% overall response rate was achieved, and of the aggregate AML group of 35 patients, a 26% overall response rate was achieved.

        In Europe, we facilitated an investigator sponsored trial, or an IST, of clofarabine as first line therapy for older adult patients with AML who were unsuitable for intensive chemotherapy. The IST was closed to recruitment in August 2004 because a 67% overall response rate was achieved. This response rate was more than three times greater than the expected response rate under the current standard of care for this patient population and the investigator determined that these positive results warranted accelerated initiation of the Phase II regulatory study of clofarabine as a first-line treatment for older adult patients newly diagnosed with AML. We expect to complete the Phase II trial in calendar 2005 and anticipate that it will form the basis for an E.U. regulatory submission for approval in this indication.

        On December 1, 2004 the FDA's Oncologic Drug Advisory Committee, or ODAC, convened to determine if clinical data from Phase II trials in relapsed and refractory pediatric ALL and AML demonstrated a durable clinical response that would predicate a clinical benefit in future clinical administration. The panel voted in favor of the approval of clofarabine for pediatric ALL under its accelerated approval pathway and voted against immediate marketing in pediatric AML, requesting additional information. In connection with the approval that was granted by the FDA, Genzyme is required to conduct further controlled clinical studies of clofarabine to verify and describe its clinical benefit in ALL.

        Clofarabine is currently being evaluated in an IST Phase II clinical trial for refractory CLL in the U.S. In addition, commencing in Q1 2006, we intend to investigate clofarabine in European Phase II clinical trials for CLL and indolent lymphoma. In pre-clinical studies, clofarabine has shown anti-tumor activity against several human cancers, including cancers of the lung, colon, kidney, breast, pancreas and prostate, as well as its action against leukemia cells. The initial data from the Phase I clinical trials indicate activity for clofarabine in certain solid tumor types. We believe this level of activity against solid tumors distinguishes clofarabine from other purine nucleoside analogs. We intend to develop clofarabine as a potential drug for the treatment of certain solid tumors, such as colon, pancreatic, lung, breast and prostate cancer. Currently, we anticipate the initial Phase I clinical trials for clofarabine, using both the oral and intravenous formulations, in solid tumors will be completed by end of calendar year 2005.

        Pursuant to the terms of our co-development agreement with Genzyme, the successor-in-interest to ILEX Oncology, Inc., both parties are required to share promptly all information, including clinical data, generated under the co-development program and Genzyme is obligated to pay all of the U.S. and Canadian research and development costs and 50% of all approved ex-U.S. and Canada research and development costs (except for Japan and Southeast Asia and except for non-cancer indications). If additional resources are required above the agreed upon costs, we may elect to pay these additional costs and certain of these payments will be credited against future royalty payments to Genzyme at the rate of $1.50 for every $1.00 of additional expenditures. Under the co-development agreement with Genzyme, we receive royalties on Genzyme's annual net sales on a sliding scale based on the level of annual net sales. Similarly, we pay a royalty to Genzyme and Southern Research Institute, or SRI, the inventor of clofarabine, on our European annual net sales.

        Pursuant to the terms of our co-development agreement with SRI, we have the exclusive license to market and distribute clofarabine throughout the world for all human applications except for certain U.S. and Canadian cancer indications and except for any indications in Japan and Southeast Asia. Our exclusive license expires upon the last to expire of the patents used or useful in connection with the development and marketing of clofarabine, which we expect to expire in 2021. In addition, we hold an exclusive option from SRI to market and distribute clofarabine in Japan and Southeast Asia for all human applications. We intend to convert the option to a license upon sourcing an appropriate co-marketing partner to develop these rights in Japan and Southeast Asia.

Modrenal(R)

        We currently market Modrenal(R) (trilostane) in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. We have a team of eight sales specialists and two marketing executives selling and marketing Modrenal(R) in the U.K.

        Modrenal's(R) approved indication enables us to promote Modrenal(R) for use immediately after relapse to initial hormone therapy such as tamoxifen or one of a class of drugs known as aromatase inhibitors (including Faslodex and Arimidex). However, we are initially positioning Modrenal(R) as a third or fourth line treatment option in post-menopausal advanced breast cancer. In the five largest E.U. countries (France, Germany, Italy, Spain and the U.K.), we believe approximately 520,000 women are currently living with post-menopausal advanced breast cancer of which over a third require third or fourth line agents following prior treatment failure.

        Modrenal(R) has been extensively studied in clinical trials in the U.S., Europe and Australia, and an analysis, known as a meta-analysis, of a series of these clinical studies, that together included 714 patients with post-menopausal advanced breast cancer who received Modrenal(R) has been conducted. Overall, a clinical benefit rate of 35% was achieved in patients with both hormone-sensitive and hormone-insensitive breast cancers. Generally, a clinical benefit is achieved when a patient's disease disappears, is decreased by greater than fifty percent or is stabilized for at least six months. In a sub-set analysis of these clinical trial data, a clinical benefit rate of 46% was achieved for 351 patients with hormone-sensitive breast cancer who had responded to one or more prior hormonal therapies and were given Modrenal(R) upon relapse of the cancer. In one of the studies which was conducted in Australia, a clinical benefit rate of 55% was achieved for 64 patients who received Modrenal(R) having previously responded to tamoxifen and subsequently relapsed. We believe these data compare favorably to currently marketed aromatase inhibitors and other agents given as second line or subsequent therapies. Furthermore, Modrenal(R) has an acceptable side-effect profile. On the basis of these data, Modrenal(R) was granted a product license in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

        We began marketing Modrenal(R) in May 2004 in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. We also intend to seek regulatory approval for Modrenal(R) in the U.S. as a therapy for hormone-sensitive breast cancers and hormone independent prostate cancers, but this strategy is dependent upon the results of the ongoing clinical trials and the resource capability of the Company. Our ongoing clinical trials in breast cancer target patients that have hormone-sensitive cancers and have become refractory to prior hormone treatments, such as tamoxifen or any of the aromatase inhibitors. In addition, there is an ongoing Phase II clinical trial of Modrenal(R) in the U.S. that is focused on patients who have androgen independent prostate cancer and have a rising prostate specific antigen, or PSA, level.

        In mid-2005 we began enrollment in a U.K., Phase IV study in post-menopausal advanced breast cancer, a Phase II study in pre-menopausal breast cancer and a Phase II study in neo-adjuvent, pre-operative breast cancer. We plan to use the data from these clinical trials to support a filing process for mutual recognition for approval of Modrenal(R) on a country-by-country basis in Europe. Each such approval, if granted, would be based upon Modrenal's(R) approval in the U.K. for post-menopausal advanced breast cancer following relapse to initial hormone therapy. The grant of any such approval is entirely within the control of the individual regulatory authorities.

        We have the exclusive right to market and distribute Modrenal(R) throughout the world for all human applications, except for South Africa and Japan where the drug is marketed for the treatment of low-renin hypertension. Our exclusive license expires upon the last to expire of the patents used or useful in connection with the marketing of Modrenal(R). Given that we have new patent applications filed, which are subject to issuance, we expect the last of our underlying patents to expire in 2020.

Other Products and Technologies

        We anticipate that revenues derived from our two lead drugs, clofarabine and Modrenal(R) will permit us to further develop the other products currently in our product pipeline. The work to date on these compounds has been limited because of the need to concentrate on clofarabine and Modrenal(R) but management believes these compounds have potential value.

Virostat

        Virostat, especially when irradiated by light, acts by preventing replication of nucleic acid (DNA and RNA) in pathogens. Investigator sponsored Phase II clinical trials are ongoing in Europe and the Middle East to study Virostat's use in treating hepatitis C virus infection and we announced interim results at the UBS Global Life Sciences Conference in New York on September 28, 2005. Virostat was given to 25 patients with genotype 4 hepatitis C who had failed a prior treatment, including interferon in many of the patients. Sixteen (64%) of the patients had cirrhosis. Virostat was given orally for 100 days and measurement of the viral load was made at 50 days. At 50 days, 22 (88%) patients had shown a reduction in viral load of greater than 70%. Of these responders, 14 (64%) had a clearance of greater than 90%, with four responders having complete viral clearance.

        Seven of the 25 patients have had viral load measured at 100 days. Six of these patients show continued reduction in viral load and the seventh patient, who had been one of the three non-responders at 50 days, had a greater than 90% reduction in viral load. No major adverse events were noted.

        Methylene blue is currently used in several European countries to inactivate pathogens, notably certain viruses, in fresh frozen plasma. Prior to the fourth quarter of 2005, we tested for impairment our methylene blue intangibles acquired in connection with the Pathagon acquisition and determined that, based on our assumptions, the sum of the expected future cash flows, undiscounted and pertaining solely and exclusively to approved indications, exceeded the carrying value of its long-lived assets and therefore we did not recognize an impairment. Due to the loss of an intellectual property patent suit relating to the international use of methylene blue in fresh frozen plasma we re-evaluated the intangible asset relating to methylene blue at June 30, 2005. At that date, we estimated that our undiscounted future cash flows, again relating solely and exclusively to approved uses of methylene blue, were less than the carrying value. As a result, we recognized a non-cash impairment loss of $5,276,000, equal to the difference between the estimated future cash flows for approved uses of methylene blue, discounted at an appropriate rate, and the carrying amount of the asset. Making the impairment determination and the amount of impairment requires significant judgment by management and assumptions with respect to the future cash flows. Changes in events or circumstances that may affect long-lived assets makes judgments and assumptions with respect to the future cash flows highly subjective.

Velostan

        Velostan is a cytostatic drug we are investigating in Europe. Velostan is the first compound in a group of chemically related compounds that are believed to work by blocking cell division and reversing the malignant process in the cancer cell. We believe the optical isomer we have developed is more active and less toxic than its parent compound.

OLIGON(R) Technology

        With the acquisition of Pathagon in February 2002, we acquired patents, technology and technology patents relating to OLIGON(R) anti-infective technology, and have licensed rights from Oklahoma Medical Research Foundation for the use of thiazine dyes, including methylene blue, for other anti-infective uses.

        The OLIGON(R) technology is based on the antimicrobial properties of silver ions. The broad spectrum activity of silver ions against bacteria, including antibiotic-resistant strains, has been known for decades. OLIGON(R) materials have application in a wide range of devices and products, including vascular access devices, urology catheters, pulmonary artery catheters and thoracic devices, renal dialysis catheters, orthopedic devices and several other medical and consumer product applications. One application of the OLIGON(R) technology has been licensed to a third party, which is currently marketing the technology in its line of short-term vascular access catheters. Six U.S. patents for the OLIGON(R) technology have been granted and additional patents have been filed. In addition, patents have been filed in Europe, Canada and Japan.

Gene Therapy Technology

        Our product portfolio also includes a variety of gene therapy products that, we believe, may offer advancements in the field of cancer treatment and may have additional applications in certain non-cancer diseases such as diabetes, cystic fibrosis and other auto-immune disorders. Pursuant to a co-development agreement with the Royal Free and University College Medical School and a Canadian biotechnology company, we are developing gene vector technologies which, based on pre-clinical research and early Phase I clinical trials, we believe have potential in a wide array of clinical conditions. To date, the technology has undergone small-scale clinical testing with the albumin and thrombopoietin genes. The results showed the technology is capable of producing a prolonged elevation in serum albumin levels in cancer and cirrhosis patients with hypo-albuminemia, a serious physiological disorder.

Animal Health Products

        We also have one animal health product, Vetoryl(R) (trilostane), at market in the United Kingdom for the treatment of Cushing's disease in dogs. In November 2001, we granted to Arnolds Ltd., a major distributor of animal products in the U.K., the right to market the drug for a six-month trial period, after which time, if the results were satisfactory to Arnolds, we would enter into a licensing arrangement whereby Arnolds would pay royalties to us on sales from April 2002 onward. During the trial period, Arnolds posted more than $400,000 of sales of the drug. Arnolds has licensed the drug from us for sale in the U.K. market in consideration of a payment of a 5% royalty on sales. Separately, in May 2003, we granted to Dechra Pharmaceuticals, PLC, an affiliate of Arnolds Ltd., the exclusive right to market the drug in the U.S. for $5.5 million of total consideration (including milestone payments) and a royalty of 2%-4% of annual net sales.

Corporate Information

        We were incorporated as Express Finance, Inc. under the laws of the State of Delaware on August 16, 1996, and changed our name to Ascot Group, Inc. in August 1998 and further to Bioenvision, Inc. in January 1999. Our principal executive offices are located at 345 Park Avenue, 41st Floor, New York, New York 10154. Our telephone number is (212) 750-6700 and our fax number is (212) 750-6777. Our website is www.bioenvision.com. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

                                  THE OFFERING

Common stock offered by selling stockholders......      26,988,742 shares.

Common stock to be outstanding as of  December 7,
2005..............................................      40,760,762 shares.

Use of proceeds...................................      We will not receive any
                                                        proceeds from the sale
                                                        of shares in this
                                                        offering. We may receive
                                                        consideration upon the
                                                        exercise of options and
                                                        will receive
                                                        consideration upon the
                                                        conversion of warrants
                                                        which we intend to use
                                                        for general corporate
                                                        purposes.

Trading...........................................      Our common stock
                                                        currently trade on the
                                                        Nasdaq National Market
                                                        under the symbol
                                                        "BIVN."

Risk Factors......................................      You should carefully
                                                        consider all of the
                                                        information in this
                                                        prospectus. In
                                                        particular, you should
                                                        evaluate the information
                                                        under "Risk Factors"
                                                        beginning on page 9 of
                                                        this prospectus before
                                                        deciding whether to
                                                        invest in our common
                                                        stock.

Plan of Distribution..............................      The shares of common
                                                        stock offered for resale
                                                        may be sold by the
                                                        selling stockholders
                                                        pursuant to this
                                                        prospectus in the manner
                                                        described under "Plan of
                                                        Distribution" on page
                                                        74.

                                  RISK FACTORS

        You should carefully consider the following risks before you decide to buy our common stock. All known risks are presented in this prospectus. These risks may adversely affect our business, financial condition or operating results. If any of the events we have identified occur, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We have a limited operating history, which makes it difficult to evaluate our business and to predict our future operating results.

        Since our inception in August of 1996, we have been primarily engaged in organizational activities, including developing a strategic operating plan, entering into various collaborative agreements for the development of products and technologies, hiring personnel and developing and testing our products. We have not generated any material revenues to date. Accordingly, we have a limited operating history upon which an evaluation of our performance and prospects can be made.

We have incurred significant net losses since commencing business and expect future losses.

        To date, we have incurred significant net losses, including net losses of approximately $24,263,000 for the fiscal year ended June 30, 2005 and $4,890,000 for the three months ended September 30, 2005. At September 30, 2005 we had an accumulated deficit of $67,221,000. We anticipate that we may continue to incur significant operating losses for the foreseeable future. We may never generate material revenues or achieve profitability and, if we do achieve profitability, we may not be able to maintain profitability.

Clinical trials for our products are expensive and time consuming, and may not result in any viable products.

        Before obtaining regulatory approval for the commercial sale of a product, we must demonstrate through pre-clinical testing and clinical trials that a product candidate is safe and effective for use in humans. Conducting clinical trials is a lengthy, time-consuming and expensive process. We will incur substantial expense for, and devote a significant amount of time to pre-clinical testing and clinical trials. Even with Modrenal(R), which is approved and marketed by us in the U.K. for the treatment of advanced, post-menopausal breast cancer, we are conducting a Phase II clinical trial in the U.S. regarding its treatment of prostate cancer and a Phase II clinical trial in the U.K. for its treatment of pre-menopausal breast cancer, each of which is a new potential indication for this approved drug.

        The results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials as a number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. Regulatory authorities may require additional clinical trials, which could result in increased costs and significant development delays.

        Completion of clinical trials for any product may take several or more years. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

        o inability of vendors to manufacture sufficient quantities of materials for use in clinical trials;

        o slower than expected rate of patient recruitment or variability in the number and types of patients in a study;

        o       inability to adequately follow patients after treatment;

        o       unforeseen safety issues or side effects;

        o       lack of efficacy during the clinical trials; or

        o       government or regulatory delays.

A significant portion of our assets relate to ancillary products, which may not be successfully commercialized.

        Our ancillary products include OLIGON, an anti-microbial compound, and Virostat, an anti-viral agent, respectively, which we acquired in February 2002 in the Pathagon acquisition. At June 30, 2005, due to the loss of an intellectual property patent suit relating to the international use of Virostat in fresh frozen plasma, we re-evaluated the fair value of the intangible assets relating to Virostat. At that date, we estimated that our undiscounted future cash flows pertaining solely and exclusively to approved uses of Virostat were less than the carrying value of our long-lived asset. As a result, we recognized a non-cash impairment loss of $5,276,000, equal to the difference between the estimated future cash flows related solely to approved uses of Virostat, discounted at an appropriate rate, and the carrying amount of the asset. Making the determinations of impairment and the amount of impairment requires significant judgment by management and assumptions with respect to the future cash flows of the assets. At June 30, 2005, subsequent to the recognition of the impairment, the net intangible assets associated with these products amounted to approximately $7.7 million and constituted approximately 9% of our total assets and approximately 11% of our stockholders' equity.

        We do not currently devote any significant time or resources to the research and development of OLIGON and only intend to do so if, and to the extent, we successfully commercialize our lead drugs, clofarabine and Modrenal(R), over the next two years. Historically, we have not devoted significant time or resource to the research and development of Virostat but our management and board of directors is currently considering the appropriate level of time and resource to be devoted to Virostat over the next two years. Based on the estimated useful life of these assets of approximately 13 years and market considerations, no assurance can be given that there will not be a further impairment of these assets in the future, which could result in a material impact on our future results of operations. Changes in events or circumstances that may affect long-lived assets, particularly in the pharmaceutical industry, makes judgments and assumptions with respect to the future cash flows highly subjective and may include, but are not limited to, cancellations or terminations of license agreements or the risk of competition that could render our products noncompetitive or obsolete.

We depend on our development agreement with Genzyme and if it does not proceed as planned, we may incur delay in the commercialization of clofarabine, which would delay our ability to generate revenues and cash flow from the sale of clofarabine.

        We have a co-development agreement with Genzyme, and pursuant to that agreement, Genzyme and any third party to which Genzyme grants a sublicense or transfer its obligations, has primary responsibility for conducting clinical trials and administering regulatory compliance and approval matters in the U.S. and Canada. While there are target dates for completion, the agreement permits Genzyme to continue working beyond those dates under certain circumstances. For example, under the co-development agreement, ILEX (Genzyme's predecessor in interest) was required to complete Pivotal Phase II Trials not later than December 31, 2002, but ILEX failed to do so. In this situation the co-development agreement provides that the milestone shall be adjusted such that Genzyme (successor in interest to ILEX) receives more time to complete the pivotal trials if the trials are ongoing at December 31, 2002 and progressing to completion within a reasonable time thereafter. Further, ILEX was required under the co-development agreement to have filed a NDA by August 31, 2003, subject to extension if ILEX continues to use its reasonable efforts to promptly complete the filing after August 31, 2003. ILEX continued to use its reasonable efforts to complete the filing after August 31, 2003 and in October 2003, ILEX filed the first part of a "rolling NDA" with the FDA.

        If Genzyme fails to meet its obligations under the co-development agreement, we could lose valuable time in developing clofarabine for commercialization both in the U.S. and in Europe. We can not provide assurance that Genzyme will not fail to meet its obligations under the co-development agreement. Development of compounds to the stage of approval includes inherent risk at each stage of development that FDA, in its discretion, will mandate a requirement not foreseeable by us or by Genzyme. There would also be testing delays if, for example, our sources of drug supply could not produce enough clofarabine to support the then ongoing clinical trials being conducted. If this were to occur, it could have a material adverse effect on our ability to develop clofarabine, obtain necessary regulatory approvals, and generate sales and cash flow from the sale of clofarabine.

        If delays in completion constitute a breach by Genzyme or there are certain other breaches of the co-development agreement by Genzyme, then, at our discretion, the primary responsibility for completion would revert to us, but there is no assurance that we would have the financial, managerial or technical resources to complete such tasks in timely fashion or at all.

We have limited experience in developing products and may be unsuccessful in our efforts to develop products.

        To achieve profitable operations, we, alone or with others, must successfully develop, clinically test, market and sell our products. We are developing clofarabine with Genzyme, our U.S. co-development partner since its acquisition of ILEX Oncology, which occurred on December 21, 2004. No assurance can be given that the operational and managerial relations with Genzyme will proceed favorably or that the timeline for development of clofarabine will not be elongated now that Genzyme has replaced ILEX as our U.S. cancer marketing partner. If the U.S. regulatory timeline is elongated, this could materially and adversely affect the European regulatory timeline for the approval of clofarabine.

        With respect to our co-lead drug, Modrenal(R), we currently have an Investigational New Drug Application filed with the FDA to conduct a Phase II Clinical Trial in the U.S. to determine efficacy of Modrenal(R) in prostate cancer patients. This Phase II Clinical Trial is being conducted at the Massachusetts General Hospital in Boston, MA. To our knowledge, Modrenal(R) has not been tested in this indication in the past and there can be no assurance that Modrenal(R) will be an effective therapy in prostate cancer. Further, our long-term drug development objectives for Modrenal(R) include attempting to test the drug and get approval in the U.S. for treatment of advanced post-menopausal breast cancer patients. These trials will take significant time and resources and no assurance can be given that developing the drug in this indication will result in a U.S. approval for Modrenal(R) in advanced post-menopausal breast cancer patients.

        Generally, most products resulting from our or our collaborative partners' product development efforts are not expected to be available for sale for at least several years, if at all. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons, including:

o discovery during pre-clinical testing or clinical trials that the products are ineffective or cause harmful side effects;

o       failure to receive necessary regulatory approvals;

o       inability to manufacture on a large or economically feasible scale;

o       failure to achieve market acceptance; or

o preclusion from commercialization by proprietary rights of third parties.

        Most of the existing and future products and technologies developed by us will require extensive additional development, including pre-clinical testing and clinical trials, as well as regulatory approvals, prior to commercialization. Our product development efforts may not be successful. We may fail to receive required regulatory approvals from U.S. or foreign authorities for any indication. Any products, if introduced, may not be capable of being produced in commercial quantities at reasonable costs or being successfully marketed. The failure of our research and development activities to result in any commercially viable products or technologies would materially adversely affect our future prospects.

Our industry is subject to extensive government regulation and our products require other regulatory approvals which makes it more expensive to operate our business.

        Regulation in General. Virtually all aspects of our business are regulated by federal, state and local statutes and governmental agencies in the U.S. and other countries. Failure to comply with applicable statutes and government regulations could have a material adverse effect on our ability to develop and sell products which would have a negative impact on our cash flow. The development, testing, manufacturing, processing, quality, safety, efficacy, packaging, labeling, record-keeping, distribution, storage and advertising of pharmaceutical products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies. These activities are also regulated by similar state and local agencies and equivalent foreign authorities. In our material contracts with vendors providing any portion of these types of services, we seek assurances that our vendors comply and will continue to maintain compliance with all applicable rules and regulations. This is the case, for example, with respect to our contracts with Ferro Pfanstiehl and Penn Pharmaceuticals. No assurance can be given that our most significant vendors will continue to comply with these rules and regulations.

        FDA Regulation. All pharmaceutical manufacturers in the U.S. are subject to regulation by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act. Under the Act, the federal government has extensive administrative and judicial enforcement powers over the activities of pharmaceutical manufacturers to ensure compliance with FDA regulations. Those powers include, but are not limited to the authority to:

o       initiate court action to seize unapproved or non-complying products;

o       enjoin non-complying activities;

o halt manufacturing operations that are not in compliance with current good manufacturing practices prescribed by the FDA;

o       recall products which present a health risk; and

o       seek civil monetary and criminal penalties.

        Other enforcement activities include refusal to approve product applications or the withdrawal of previously approved applications. Any enforcement activities, including the restriction or prohibition on sales of products marketed by us or the halting of manufacturing operations of us or our collaborators, would have a material adverse effect on our ability to develop and sell products which would have a negative impact on our cash flow. In addition, product recalls may be issued at our discretion or by the FDA or other domestic and foreign government agencies having regulatory authority for pharmaceutical product sales. Recalls may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. Recalls of pharmaceutical products marketed by us may occur in the future. Any product recall could have a material adverse effect on our revenue and cash flow.

        FDA Approval Process. We have a variety of products under development, including line extensions of existing products, reformulations of existing products and new products. All "new drugs" must be the subject of an FDA-approved new drug application before they may be marketed in the U.S. All generic equivalents to previously approved drugs or new dosage forms of existing drugs must be the subject of an FDA-approved abbreviated new drug application before they may by marketed in the U.S. In both cases, the FDA has the authority to determine what testing procedures are appropriate for a particular product and, in some instances, has not published or otherwise identified guidelines as to the appropriate procedures. The FDA has the authority to withdraw existing new drug application and abbreviated application approvals and to review the regulatory status of products marketed under the enforcement policy. The FDA may require an approved new drug application or abbreviated application for any drug product marketed under the enforcement policy if new information reveals questions about the drug's safety or effectiveness. All drugs must be manufactured in conformity with current good manufacturing practices and drugs subject to an approved new drug application or abbreviated application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the new drug application or abbreviated application.

        The required product testing and approval process can take a number of years and require the expenditure of substantial resources. Testing of any product under development may not result in a commercially-viable product. Further, we may decide to modify a product in testing, which could materially extend the test period and increase the development costs of the product in question. Even after time and expenses, regulatory approval by the FDA may not be obtained for any products we develop. In addition, delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA review. Any regulatory approval may impose limitations in the indicated use for the product. Even if regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. Subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

        Foreign Regulatory Approval. Even if required FDA approval has been obtained with respect to a product, foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign approval procedures vary from country to country and the time required for approval may delay or prevent marketing. In certain instances, we or our collaborative partners may seek approval to market and sell some of our products outside of the United States before submitting an application for approval to the FDA. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism for new pharmaceutical products in place, each European Union country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive, and some European Union countries require price approval as part of the regulatory process. Thus, there can be substantial delays in obtaining required approval from both the FDA and foreign regulatory authorities after the relevant applications are filed.

        Changes in Requirements. The regulatory requirements applicable to any product may be modified in the future. We cannot determine what effect changes in regulations or statutes or legal interpretations may have on our business in the future. Changes could require changes to manufacturing methods, expanded or different labeling, the recall, replacement or discontinuation of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Any changes or new legislation could have a material adverse effect on our ability to develop and sell products and, therefore, generate revenue and cash flow.

        The products under development by us may not meet all of the applicable regulatory requirements needed to receive regulatory marketing approval. Even after we expend substantial resources on research, clinical development and the preparation and processing of regulatory applications, we may not be able to obtain regulatory approval for any of our products. Moreover, regulatory approval for marketing a proposed pharmaceutical product in any jurisdiction may not result in similar approval in other jurisdictions. Our failure to obtain and maintain regulatory approvals for products under development would have a material adverse effect on our ability to develop and sell products and, therefore, generate revenue and cash flow.

We may not be successful in receiving orphan drug status for certain of our products or, if that status is obtained, fully enjoying the benefits of orphan drug status.

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition. A disease or condition that affects populations of fewer than 200,000 people in the U.S. generally constitutes a rare disease or condition. We may not be successful in receiving orphan drug status for certain of our products. Orphan drug designation must be requested before submitting a new drug application. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicized by the FDA. Under current law, orphan drug status is conferred upon the first company to receive FDA approval to market the designated drug for the designated indication. Orphan drug status also grants marketing exclusivity in the U.S. for a period of seven years following approval of the new drug application, subject to limitations. Orphan drug designation does not provide any advantage in, or shorten the duration of, the FDA regulatory approval process. Although obtaining FDA approval to market a product with orphan drug status can be advantageous, the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug status and marketing approval may not remain in effect in the future.

        Our business strategy involves obtaining orphan drug designation for certain of the oncology products we have under development. Although clofarabine has received orphan drug designation with the FDA and EMeA, we do not know whether any of our other products will receive an orphan drug designation. Orphan drug designation does not prevent other manufacturers from attempting to develop similar drugs for the designated indication or from obtaining the approval of a new drug application for their drug prior to the approval of our new drug application. If another sponsor's new drug application for a competing drug in the same indication is approved first, that sponsor is entitled to exclusive marketing rights if that sponsor has received orphan drug designation for its drug. In that case, the FDA would refrain from approving an application by us to market our competing product for seven years, subject to limitations. Competing products may receive orphan drug designations and FDA marketing approval before the products under development by us.

        New drug application approval for a drug with an orphan drug designation does not prevent the FDA from approving the same drug for a different indication, or a molecular variation of the same drug for the same indication. Because doctors are not restricted by the FDA from prescribing an approved drug for uses not approved by the FDA, it is also possible that another company's drug could be prescribed for indications for which products developed by us have received orphan drug designation and new drug application approval, and the same is true with the EMeA in Europe. Prescribing of approved drugs for unapproved uses, commonly referred to as "off label" sales, could adversely affect the marketing potential of products that have received an orphan drug designation and new drug application approval. In addition, new drug application approval of a drug with an orphan drug designation does not provide any marketing exclusivity in foreign markets.

        The possible amendment of the Orphan Drug Act by the United States Congress has been the subject of frequent discussion. Although no significant changes to the Orphan Drug Act have been made for a number of years, members of Congress have from time to time proposed legislation that would limit the application of the Orphan Drug Act. The precise scope of protection that may be afforded by orphan drug designation and marketing approval may be subject to change in the future.

The use of our products may be limited or eliminated by professional guidelines which would decrease our sales of these products and, therefore, our revenue and cash flows.

        In addition to government agencies, private health/science foundations and organizations involved in various diseases may also publish guidelines or recommendations to the healthcare and patient communities. These private organizations may make recommendations that affect the usage of therapies, drugs or procedures, including products developed by us. These recommendations may relate to matters such as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines that are followed by patients and healthcare providers and that result in, among other things, decreased use or elimination of products developed by us could have a material adverse effect on our revenue and cash flows. For example, if clofarabine is definitively determined in clinical trials to be an active agent to treat solid tumor cancer patients, but the required dose is high, private healthcare/science foundations could recommend various other regimens of treatment which may from time to time show activity at lower doses.

Generic products which third parties may develop may render our products noncompetitive or obsolete.

        An increase in competition from generic pharmaceutical products could have a material adverse effect on our ability to generate revenue and cash flow. For example, many of the indications in which clofarabine and Modrenal(R), our co-lead drugs, have demonstrated activity are areas of unmet clinical need, such as clofarabine's application to pediatric acute leukemias in which, initially, the drug will be used as a salvage therapy, after other regimens of treatment have failed. Our lead investigators, who have assisted with the development of Modrenal(R), envision, initially, that Modrenal(R) would be used as second or third line therapy, only after patients with advanced post-menopausal breast cancer receive regimens of tamoxifen and/or aromatase inhibitors (or similar drug) treatments. If generic drug companies develop a compound which is more effective than either clofarabine or Modrenal(R) in these areas of unmet clinical need, or equally as effective but at lower doses, it could adversely affect our market and/or render our drugs obsolete.

Because many of our competitors have substantially greater capabilities and resources than us, they may be able to develop products before us or develop more effective products or market them more effectively, which would adversely affect our ability to generate revenue and cash flow.

        Competition in our industry is intense. Potential competitors in the U.S. and Europe are numerous and include pharmaceutical, chemical and biotechnology companies, most of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Potential competitors for certain indications of our lead drugs include, with respect to clofarabine, Schering AG, which markets fludarabine, and certain generic drug companies in Europe which could market fludarabine upon expiry of the patent protections held by Schering AG. Potential competitors with respect to Modrenal(R) include Astra-Zeneca and Novartis, which market tamoxifen and other aromatase inhibitors, which could be used by clinicians as first and second line therapies in patients with hormone sensitive, advanced, post-menopausal breast cancer prior to a Modrenal(R) regimen of treatment. No assurance can be given that the ongoing business activities of our competitors will not have a material adverse effect on our business prospects and projections going forward.

        Although we seek to limit potential sources of competition by developing products that are eligible for orphan drug designation and new drug application approval or other forms of protection, our competitors may develop similar technologies and products more rapidly than us or market them more effectively. Competing technologies and products may be more effective than any of those that are being or will be developed by us. The generic drug industry is intensely competitive and includes large brand name and multi-source pharmaceutical companies. Because generic drugs do not have patent protection or any other market exclusivity, our competitors may introduce competing generic products, which may be sold at lower prices or with more aggressive marketing. Conversely, as we introduce branded drugs into our product portfolio, we will face competition from manufacturers of generic drugs which may claim to offer equivalent therapeutic benefits at a lower price. The aggressive pricing activities of our generic competitors could have a material adverse effect on our operations, revenue and cash flow.

If we are unable to respond to rapid technological change and evolving therapies, our technologies and products could become less competitive or obsolete and our revenues and results of operations will be adversely affected.

        The pharmaceutical industry is characterized by rapid and significant technological change. We expect that pharmaceutical technology will continue to develop rapidly, and our future success will depend on our ability to develop and maintain a competitive position. Technological development by others may result in products developed by us, branded or generic, becoming obsolete before they are marketed or before we recover a significant portion of the development and commercialization expenses incurred with respect to these products. Alternative therapies or new medical treatments could alter existing treatment regimes, and thereby reduce the need for one or more of the products developed by us, which would adversely affect our revenue and cash flow. See also "--Generic products which third parties may develop may render our products noncompetitive or obsolete" above.

We depend on others for clinical testing of our products which could delay our ability to develop products.

        We do not currently have any internal product testing capabilities. Our inability to retain third parties for the clinical testing of products on acceptable terms would adversely affect our ability to develop products. Any failures by third parties to adequately perform their responsibilities may delay the submission of products for regulatory approval, impair our ability to deliver products on a timely basis or otherwise impair our competitive position. Our dependence on third parties for the development of products may adversely affect our potential profit margins and our ability to develop and deliver products on a timely basis.

We rely on a limited number of manufacturers to operate our business and our products have not been manufactured in significant quantities. If these manufacturers experience problems or favor our competitors, we could fail to obtain sufficient quantities of products we require to operate our business successfully.

        We have never manufactured any products in commercial quantities, and the products being developed by us may not be suitable for commercial manufacturing in a cost-effective manner. Manufacturers of products developed by us will be subject to current good manufacturing practices prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. We may not be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with current good manufacturing practices or applicable foreign requirements. Failure by a manufacturer of our products to comply with current good manufacturing practices or applicable foreign requirements could result in significant time delays or our inability to commercialize or continue to market a product and could have a material adverse effect on our sales of products and, therefore, our cash flow. In the U.S., failure to comply with current good manufacturing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and our officers and employees.

We have limited sales and marketing capability, and may not be successful in selling or marketing our products.

        The creation of infrastructure to commercialize oncology products is a difficult, expensive and time-consuming process. We may not be able to establish direct or indirect sales and distribution capabilities outside of the UK or be successful in gaining market acceptance for proprietary products or for other products. We currently have very limited sales and marketing capabilities outside of the UK. We currently employ eight full-time sales employees and two full-time marketing employees. To market any products directly, we will need to develop a more fulsome marketing and sales force with technical expertise and distribution capability or contract with other pharmaceutical and/or health care companies with distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, any revenues to be received by us will be dependent on the efforts of third parties. The efforts of third parties may not be successful. Our failure to establish marketing and distribution capabilities or to enter into marketing and distribution arrangements with third parties could have a material adverse effect on our revenue and cash flows.

We are dependent on certain key personnel and the loss of one or more these individuals could disrupt our operations and adversely affect our financial results.

        We are highly dependent on our Chief Executive Officer to develop our lead drug. Dr. Wood has an employment agreement with us, dated December 31, 2002, for an initial term of one year which automatically extends for additional one year periods until either party gives the other written notice of termination at least 90 days prior to the end of the current term. Dr. Wood is not near retirement age and he does not, to our knowledge, plan on leaving us in the near future. Dr. Wood is one of our founders and he is intimately familiar with the science that underlies our lead drugs and ancillary technologies. He also maintains a position on the clofarabine management team that is responsible for all drug development activities relating to that lead drug, and has been instrumental in the development and maintenance of our key relationships within the scientific research and medical communities, and those with our vendors, inventors, co-development partners and licensors. If Dr. Wood was no longer employed by us, the development of our drugs would be significantly delayed and otherwise would be adversely impacted, and we may be unable to maintain and develop these important relationships.

        In addition, we will be required to hire additional qualified scientific and technical personnel, as well as personnel with expertise in clinical testing and government regulation to expand our research and development programs and pursue our product development and marketing plans. There is intense competition for qualified personnel in the areas of our activities, and there can be no assurance that we will be able to attract and retain the qualified personnel necessary for the development of its business. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and research institutions. The failure to attract and retain key scientific, marketing and technical personnel would have a material adverse effect on the development of our business and our ability to develop, market and sell our products. See also "- We have limited sales and marketing capability, and may not be successful in selling or marketing our products" above.

Our management and internal systems might be inadequate to handle our potential growth.

        Our success will depend in significant part on the expansion of our operations and the effective management of growth. This growth has and will continue to place a significant strain on our management and information systems and resources and operational and financial systems and resources. To manage future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. Our management may not be able to manage our growth effectively. If our systems, procedures, controls, and resources are inadequate to support our operations, our expansion would be halted or delayed and we could lose our opportunity to gain significant market share or the timing with which we would otherwise gain significant market share. Any inability to manage growth effectively may harm our ability to institute our business plan. The strain on our systems, procedures, controls and resources is further heightened by the fact that our executive office and operational development facilities are located in separate time zones (New York, New York and Edinburgh, Scotland, respectively).

We depend on patent and proprietary rights to develop and protect our technologies and products, which rights may not offer us sufficient protection.

        The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend on our ability to obtain and enforce protection for products that we develop under U.S. and foreign patent laws and other intellectual property laws, preserve the confidentiality of our trade secrets and operate without infringing the proprietary rights of third parties. Through our current license agreements, we have acquired the right to utilize the technology covered by issued patents and patent applications, as well as additional intellectual property and know-how that could be the subject of further patent applications in the future. Several of the original patents to Modrenal(R) have expired in the U.S. and foreign countries. Thus, we and our licensor, Stegram Pharmaceutical Ltd., are pursuing patent applications to specific uses, combination therapy and dosages or formulations of Modrenal(R). We cannot guarantee that such applications will result in issued patents or that such patents if issued will provide adequate protection against competitors. Patents may not be issued from these applications and issued patents may not give us adequate protection or a competitive advantage. Issued patents may be challenged, invalidated, infringed or circumvented, and any rights granted thereunder may not provide us with competitive advantages. Parties not affiliated with us have obtained or may obtain U.S. or foreign patents or possess or may possess proprietary rights relating to products being developed or to be developed by us. Patents now in existence or hereafter issued to others may adversely affect the development or commercialization of products developed or to be developed by us. Our planned activities may infringe patents owned by others. Our patents to clofarabine are licensed from SRI. The current projected expiration date of the license is March 2021. These patents cover pharmaceutical compositions and methods of using clofarabine. We cannot guarantee that these patents would survive an attack on their validity or that they will provide a competitive advantage over our competitors. Moreover, we cannot guarantee that SRI was the first to invent the subject matter of these patents. In addition, we are aware of a third party U.S. patent which is directed to the treatment of chronic myeloid leukemia, or CML, using specific doses of clofarabine. We believe that our development and marketing of clofarabine for treatment of acute leukemias will not infringe any of the claims of this U.S. patent. Further, we believe that our development and marketing of clofarabine for treatment of chronic lymphocytic leukemia will not infringe any of the claims of this U.S. patent. If this patent is asserted against us, even though we may be successful in defending against such an assertion, our defense would require substantial financial and human resources. In addition, we may need a license to this patent to use the claimed dose in the treatment of CML. However, we do not know if such a license is available at commercially reasonable terms, if at all.

        We could incur substantial costs in defending infringement suits brought against us or any of our licensors or in asserting any infringement claims that we may have against others. We could also incur substantial costs in connection with any suits relating to matters for which we have agreed to indemnify our licensors or distributors. An adverse outcome in any litigation could have a material adverse effect on our ability to sell products or use patents in the future. In addition, we could be required to obtain licenses under patents or other proprietary rights of third parties. These licenses may not be made available on terms acceptable to us, or at all. If we are required to, and do not obtain any required licenses, we could be prevented from, or encounter delays in, developing, manufacturing or marketing one or more products.

        We also rely upon trade secret protection for our confidential and proprietary information. Others may independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets or disclose our technology. We may not be able to meaningfully protect our trade secrets which could limit our ability to exclusively produce products.

        We require our employees, consultants, members of the scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment or consulting relationships or a collaboration with us. These agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information.

Our international operations subject us to social, political and economic risks of doing business in foreign countries.

        We have the right to manufacture, market and distribute our lead drugs, clofarabine and Modrenal(R), in territories outside of the U.S. Specifically, we currently market Modrenal(R) in the United Kingdom and upon receiving European approval for clofarabine, we intend to market the drug throughout Europe. Further, nearly half of our employees are employed by Bioenvision Limited, our wholly-owned subsidiary with offices in Edinburgh, Scotland.

        Because we have international operations in the conduct of our business, we are subject to the risks of conducting business in foreign countries, including:

o       difficulty in establishing or managing distribution relationships;

o different standards for the development, use, packaging, pricing and marketing of our products and technologies;

o our inability to locate qualified local employees, partners, distributors and suppliers;

o the potential burden of complying with a variety of foreign laws, trade standards and regulatory requirements, including the regulation of pharmaceutical products and treatment; and

o general geopolitical risks, such as political and economic instability, changes in diplomatic and trade relations, and foreign currency risks.

        We do not engage in forward currency transactions which means we are susceptible to fluctuations in the U.S. dollar against foreign currencies such as the pound sterling. Accordingly, as the value of the dollar becomes weaker against the pound sterling, ongoing services provided by our UK employees, Clinical research organizations and other service providers become more expensive to us. No assurance can be given that the U.S. dollar will not continue to weaken which could have a material adverse effect on the costs associated with our drug development activities.

We cannot predict our future capital needs and we may not be able to secure additional financing which could affect our ability to operate as a going concern.

        At September 30, 2005, we had stockholders' equity of approximately $62,156,000 and net working capital of approximately $55,676,000. However, we may need additional financing to continue to fund the research and development and marketing programs for our products and to generally expand and grow our business. For example, we will need to employ a European sales force within the next twelve months to capitalize on the commercial potential for clofarabine and Modrenal(R) if and to the extent our lead drugs are at market in Europe by mid 2006. To the extent that we will be required to fund operating losses, our financial position would deteriorate. There can be no assurance that we will be able to find significant additional financing at all or on terms favorable to us. If equity securities are issued in connection with a financing, dilution to our stockholders would result, and if additional funds are raised through the incurrence of debt, we may be subject to restrictions on our operations and finances. Furthermore, if we do incur debt, we may be limiting our ability to repurchase capital stock, engage in mergers, consolidations, acquisitions and asset sales, or alter our lines of business or accounting methods, even though these actions would otherwise benefit our business.

        If adequate financing is not available, we may be required to delay, scale back or eliminate some of our research and development programs, to relinquish rights to certain technologies or products, or to license third parties to commercialize technologies or products that we would otherwise seek to develop. Any inability to obtain additional financing, if required, would have a material adverse effect on our ability to continue our operations and implement our business plan.

The prices we charge for our products and the level of third-party reimbursement may decrease and our revenues could decrease.

        Our ability to commercialize products successfully depends in part on the price we may be able to charge for our products and on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other third-party payors. We believe that Government officials and private health insurers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the pricing flexibility which distributors will have with respect to newly approved health care products as well as the reimbursement status for such approved healthcare products.

        Third-party payors may attempt to control costs further by selecting exclusive providers of their pharmaceutical products. If third-party payors were to make this type of arrangement with one or more of our competitors, they would not reimburse patients for purchasing our competing products. For example, if a third-party payor in the U.K. were to pay patients for regimens of aromatase inhibitor treatment but not treatments of Modrenal(R), this would cause a decline in sales of Modrenal(R). This lack of reimbursement would diminish the market for products developed by us and would have a material adverse effect on us.

Our products may be subject to recall.

        Product recalls may be issued at our discretion or by the FDA, the FTC or other government agencies having regulatory authority for product sales. Product recalls, if any in the future, may harm our reputation and cause us to lose development opportunities, or customers or pay refunds. Products may need to be recalled due to disputed labeling claims, manufacturing issues, quality defects, or other reasons. We do not carry any insurance to cover the risk of potential product recall. Any product recall could have a material adverse effect on us, our prospects, our financial condition and results of operations.

We may face exposure from product liability claims and product liability insurance may not be sufficient to cover the costs of our liability claims related to technologies or products.

        We face exposure to product liability claims if the use of our technologies or products or those we license from third parties is alleged to have resulted in adverse effects to users of such products. Product liability claims may be brought by clinical trial participants, although to date, no such claims have been brought against us. If any such claims were brought against us, the cost of defending such claims may adversely affect our business. Regulatory approval for commercial sale of our products does not mitigate product liability risks. Any precautions we take may not be sufficient to avoid significant product liability exposure. Although we have obtained product liability and clinical trial insurance on our technologies and products at levels with which management deems reasonable, no assurance can be given that this insurance will cover any particular claim or that we have obtained an appropriate level of liability insurance coverage for our development activities. We currently maintain three million dollars per year, claims made product liability insurance coverage which we believe is adequate. Existing coverage may not be adequate as we further develop our products. In the future, adequate insurance coverage or indemnification by collaborative partners may not be available in sufficient amounts, or at acceptable costs, if at all. To the extent that product liability insurance, if available, does not cover potential claims, we will be required to self-insure the risks associated with those claims. The successful assertion of any uninsured product liability or other claim against us could limit our ability to sell our products or could cause monetary damages. In addition, future product labeling may include disclosure of additional adverse effects, precautions and contra indications, which may adversely impact product sales. The pharmaceutical industry has experienced increasing difficulty in maintaining product liability insurance coverage at reasonable levels, and substantial increases in insurance premium costs, in many cases, have rendered coverage economically impractical.

Complying with changing corporate governance regulations, including an evaluation of our internal controls, may adversely affect our business and operations.

        Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance, internal control and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our reputation may be harmed and our operations and revenues may be adversely affected.

We need to improve our internal controls over financial reporting.

        In connection with its review of our consolidated financial statements as of and for the three and nine month periods ended March 31, 2004, Grant Thornton LLP, then our registered independent public accounting firm, advised the Audit Committee and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness, under standards established by the American Institute of Certified Public Accountants, including, inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting matters, failure to perform timely reviews, substantiation and evaluation of certain general ledger account balances, lack of procedures or expertise needed to prepare all required disclosures and evidence that employees lack the qualifications and training to fulfill their assigned functions. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes the entity's internal control from reducing to an appropriately low level the risk that material misstatements in the financial statements will not be prevented or detected on a timely basis. In response to the observations made by Grant Thornton LLP, we undertook a re-evaluation of our internal controls and procedures relating to those observations and implemented such enhancements as the review suggested were appropriate including the hiring a controller and a director of financial reporting.

        As of March 31, 2005, the Company identified the following material weakness:

        o Failure to ensure the correct application of SFAS 109 "Accounting for Income Taxes" with respect to purchase business combinations and failure to correct that error subsequently resulting from the lack of personnel knowledgeable in the accounting for income taxes.

        As of June 30, 2005 the Company identified the following material weakness:

        o We did not maintain effective controls relating to the timely identification, evaluation and accurate resolution of non-routine or complex accounting matters, specifically, (i) we did not timely identify and evaluate a change of circumstances that resulted in an impairment of our intangible assets relating to certain patents, (ii) we did not timely identify and accurately resolve an accounting issue related to contractual revenue recognition and (iii) we did not timely evaluate our accounts receivable for the need of a valuation allowance, each of which resulted in a material adjustment to our consolidated financial statements for the fiscal year ended June 30, 2005.

        In an effort to remediate the identified material weaknesses we continue to implement a number of changes to our internal controls over financial reporting, including, improved training and education for all relevant internal personnel and the hiring of additional internal resources. If these remedial initiatives are insufficient to address these material weaknesses, or if additional material weaknesses or significant deficiencies in our internal controls are discovered in the future, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, and our common stock may be delisted from the Nasdaq National Market.

We are exposed to potential risks from recent legislation requiring companies to evaluate their internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

        We are evaluating our internal controls systems in order to allow management to report on the effectiveness of our internal control over financial reporting and our registered independent public accounting firm to attest to this report, as required by Section 404 of the Sarbanes-Oxley Act. We are performing the system and process evaluation and testing, and implementing any necessary remediation, required in an effort to comply with the management report and public accounting firm attestation requirements and continue to incur additional expenses and devote significant management time towards completing actions required for management's evaluation. The evaluation and attestation processes required by Section 404 are new and neither public companies nor public accounting firms have significant experience in testing or complying with these requirements. While we have developed and are implementing plans to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since, like other public companies, we and our registered independent public accounting firm are undergoing the process for the first time in a regulatory environment where the standards to assess adequacy of compliance are under development. We cannot assure you that there may not be significant deficiencies or material weaknesses that would be required to be reported as a result of the process.

Risks Related to the Offering and Ownership of our Common Stock

The price of our common stock is likely to be volatile and subject to wide fluctuations.

        The market price of the securities of biotechnology companies has been especially volatile. Thus, the market price of our common stock is likely to be subject to wide fluctuations. For the twelve month period ended September 30, 2005, our closing stock price has ranged from a high of $11.74 to a low of $5.17. If our revenues do not grow or grow more slowly than we anticipate, or, if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for pharmaceutical and biotechnology stocks or the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of our common stock could fall for reasons unrelated to our business, results of operations and financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Future sales or the possibility of future sales of substantial amount of our common stock by the selling stockholders or by our officers and directors may cause the price of our common stock to decline.

        Officers, directors and employees, and certain other stockholders hold significant numbers of shares of our common stock. Some of those shares are freely tradable without restriction under the federal securities laws, and those that are not may be sold in the future pursuant to newly filed effective registration statements, in compliance with the requirements of Rule 144 under the Securities Act. Sales in the public market of substantial amounts of our common stock, whether by our officers, directors, employees or others, or the perception that such sales could occur, could materially adversely affect prevailing market prices for our common stock and our ability to raise additional capital through the sale of equity securities.

Anti-takeover laws, our shareholder rights plan, and provisions of our certificate of incorporation may discourage, delay, or prevent a merger or acquisition that our stockholders may consider favorable.

        Section 203 of the Delaware General Corporation Law contains provisions that may delay or prevent a third party from acquiring control of us, even if doing so might be beneficial to our stockholders by providing them an opportunity to sell their shares at a premium to the then current market price. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party who owns 15% or more of our common stock. This provision does not apply if:

o our board of directors approves the transaction before the third party acquires 15% of our common stock;

o the third party acquires at least 85% of our common stock at the time its ownership exceeds the 15% level; or

o our board of directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

        We also adopted a shareholder rights plan on November 17, 2004 to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 15% of our common stock without approval of the board of directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. This plan makes an acquisition much more costly to a potential acquirer, which may deter a potential acquisition.

        Our certificate of incorporation also authorizes us to issue up to 20,000,000 shares of preferred stock in one or more different series with terms fixed by the board of directors. Stockholder approval is not necessary to issue preferred stock in this manner. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock and thereby reduce its value. These rights could have the effect of making it more difficult for a person or group to acquire control of us, as well as prevent or frustrate any attempt by stockholders to change our direction or management. While our board of directors has no current intention to issue any preferred stock, the issuance of these shares may deter potential acquirors.

Our existing principal stockholders, executive officers and directors will continue to have substantial control over our company after this offering, which may prevent you or other stockholders from influencing significant corporate decisions.

        Our existing principal stockholders, executive officers and directors beneficially own, in the aggregate, approximately 52% of our outstanding common stock. As a result, these stockholders will, if they so choose, be able to substantially control all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. Our existing principal stockholders, executive officers and directors may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could also adversely affect the market price of our common stock or reduce any premium over market price that an acquirer might otherwise pay.

Certain events could result in a dilution of holders of our common stock.

        As of December 7, 2005, we had 40,760,762 shares of common stock outstanding, 2,250,000 shares of Series A Convertible Preferred Stock outstanding which are currently convertible into 4,500,000 shares of common stock and common stock equivalents, and warrants and stock options, convertible or exercisable into 11,234,314 shares of our common stock. The exercise and conversion prices of the common stock equivalents range from $0.74 to $8.87 per share. We have also reserved for issuance an aggregate of 4,500,000 shares of common stock for a stock option plan for our employees. Historically, from time to time, we have awarded our common stock to our officers, in lieu of cash compensation, although we do not expect to do so in the future. As of December 7, 2005, we have the sale of shares of common stock underlying 4,500,000 options are registered under the Securities Act on Form S-8. The future resale of these shares underlying stock options will result in a dilution to your percentage ownership of our common stock and could adversely affect the market price of our common stock.

        The terms of our Series A Convertible Preferred Stock include antidilution protection upon the occurrence of sales of our common stock below certain prices, stock splits, redemptions, mergers and other similar transactions. If one or more of these events occurs the number of shares of our common stock that may be acquired upon conversion or exercise would increase. If converted or exercised, these securities will result in a dilution to your percentage ownership of our common stock. The resale of many of the shares of common stock which underlie these options and warrants are registered under this prospectus and the sale of such shares may adversely affect the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

        Certain statements in this prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995,
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can generally identify forward-looking statements by the use of words such as "believes," "expects," "may," "should," "could," "seeks," "approximately," "intends," "plans," "objectives," "goals," "projects," "estimates," "anticipates," "continues to," "designed to," "foreseeable future," "scheduled" and similar words. Because these statements reflect our current views concerning future events and are based on current assumptions, they involve risks, uncertainties and other factors which may lead to actual results or effects that are materially different from those anticipated or contemplated in the forward-looking statements. Some, but not all, of the factors that may cause these differences include, but are not limited to:

o statements about our drug development and commercialization goals and expectations;

o       potential regulatory approvals;

o our plans for and anticipated results of our clinical development activities;

o       the potential advantage of our drug candidates;

o statements about our future capital requirements, the sufficiency of our capital resources to meet those requirements and the expected composition of our capital resources;

o       other statements that are not historical facts; and

o       those items discussed in the "Risk Factors" section of this prospectus.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. We undertake no obligation to publicly update any forward-looking statement to reflect new information, events or circumstances, whether anticipated or unanticipated, or to conform the statement to actual results or changes in our expectations. You should, however, review the factors, risks and other information we provide in the reports we file from time to time with the SEC.

                                 USE OF PROCEEDS

        The selling stockholders will receive the proceeds from the resale of the shares of common stock. We will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. We may receive consideration upon the exercise of options and we will receive consideration upon the conversion of warrants which we will use for general corporate purposes.

        The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares of common stock, but they will pay all commissions, discounts and any other compensation to any securities broker-dealers through whom they sell any of the shares of common stock.

                        MARKET PRICE OF OUR COMMON STOCK

Market Information

    Our common stock trades on the Nasdaq National Market under the symbol "BIVN". The following table sets forth the high and low sales of our common stock for the periods indicated, as reported by Nasdaq:.

                                                   High               Low
                                              --------------     -------------
Fiscal year ended June 30, 2004
First Quarter..............................       $5.20              $1.70
Second Quarter.............................        5.40              3.13
Third Quarter..............................       10.25              3.74
Fourth Quarter.............................       12.00              8.00

Fiscal year ended June 30, 2005
First Quarter..............................       $9.24              $5.90
Second Quarter.............................       11.74              6.86
Third Quarter..............................        9.18              5.17
Fourth Quarter.............................        7.50              5.30

Fiscal year ended June 30, 2006

First Quarter..............................       $9.18              $6.60
Second Quarter (through December 7, 2005).        $8.22              $5.42

        The last reported sale price of our common stock on the Nasdaq National Market on December 7, 2005, was $5.87.

        As of December 7, 2005, there were approximately 153 holders of record of our common stock.

Dividend Policy

        We have never declared or paid cash dividends on our common stock, and our board of directors does not intend to declare or pay any dividends on the common stock in the foreseeable future. However, we are required to accrue for and pay a dividend of 5%, subject to certain adjustments, on our cumulative Series A Convertible Participating Preferred Stock. Our earnings, if any, are expected to be retained for use in expanding our business. The declaration and payment in the future of any cash or stock dividends on the common stock will be at the discretion of the board of directors and will depend upon a variety of factors, including our ability to service our outstanding indebtedness and to pay our dividend obligations on securities ranking senior to the common stock, our future earnings, if any, capital requirements, financial condition and such other factors as our Board of Directors may consider to be relevant from time to time.

                              SELLING STOCKHOLDERS

        As discussed elsewhere in this prospectus, the selling stockholders are individuals or entities who or which either hold shares of our common stock or may acquire the same upon the conversion of preferred shares or upon the exercise of certain options or warrants and, as discussed under the caption "Plan of Distribution" below, may include certain of their pledgees, donees, transferees or other successors-in-interest who receive shares as a gift, pledge, partnership distribution or other non-sale related transfer. The following table sets forth, as of the date of this prospectus:

o       the name of each selling stockholder;

o the number of shares of common stock beneficially owned by each selling stockholder;

o       the number of shares of common stock that may be sold in this offering;
        and

o the number and percentage of shares of common stock that will be beneficially owned by each selling stockholder following the offering to which this prospectus relates.

        The information with respect to ownership after the offering assumes the sale of all of the shares offered and no purchases of additional shares. The selling stockholders may offer all or part of the shares covered by this prospectus at any time or from time to time.

        For purposes of the table below, the number of shares "beneficially owned" are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares for which the person has the right to acquire such power within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Percentages in the table below are based on 40,760,762 shares of our common stock outstanding as of December 7, 2005.

                                                             Number of
                                                              Shares
                                             Shares          which may           Shares
                                          Owned Prior         be Sold         Owned After
                                        to the Offering       in this         the Offering
Name                                   Number      Percent    Offering     Number     Percent
----                                   ------      -------    --------     ------     -------
Perseus-Soros BioPharmaceutical
Fund, LP (1)                         7,950,053     16.48%    7,950,053          --          --
Special Situations Private
Equity Fund, L.P. (3)                  250,000          *      250,000          --          --
SDS Merchant Fund, LP (4)              144,999          *       48,333      96,666           *
SDS Merchant Fund, LP (5)              354,999          *      118,333     236,666           *
SDS Merchant Fund, LP (6)              380,001          *      166,667     213,334           *
Orion Biomedical Offshore Fund,
LP (7)                                 133,875          *       44,625      89,250           *
Orion Biomedical Fund, LP (8)          616,125      1.51%      205,375     410,750       1.00%
Beaver Ltd. (9)                         75,000          *       25,000      50,000           *
CKH Invest Aps. (10)                    50,001          *       16,667      33,334           *
Merlin Nexus I LP (11)                 673,617      1.65%      406,949     266,668           *
Alexandra Global Master Fund,
ltd.(12)                                   666          *          666          --          --
DWS Investment GmbH (13)             1,360,600      3.34%      493,934     866,666       2.13%
Michael Sistenich (14)                 125,001          *       41,667      83,334           *
Global Biotechnology Fund (15)         209,369          *       76,037     133,332           *
Oklahoma Medical Research
Foundation (16)                         44,166          *       44,166          --          --
Robert A. Floyd (16)                    66,666          *       66,666          --          --
Raymond A. Schinazi (16)                66,666          *       66,666          --          --
Christopher B. Wood (17)             4,121,987      9.67%    2,239,905    1,882,082      4.41%
Julie Wood (17)                        318,750          *      318,750          --          --
Stuart Smith (18)                      700,000      1.72%      700,000          --          --
Thomas Nelson (19)                     261,787          *      178,351      83,436           *
Kevin Leech (20)                     1,813,912      4.45%      413,912    1,400,000      3.43%
Bioaccelerate, Inc. (21)             1,162,100      2.85%      434,828     727,272       1.78%
Sterling Securities Ltd. (21)           74,045          *       74,045          --          --


                                                             Number of
                                                              Shares
                                             Shares          which may           Shares
                                          Owned Prior         be Sold         Owned After
                                        to the Offering       in this         the Offering
Name                                   Number      Percent    Offering     Number     Percent
----                                   ------      -------    --------     ------     -------
Carpe DM, Inc. (21)                     59,058          *       59,058          --          --
Michelle Tidball (21)                  254,114          *      254,114          --          --
Weil Consulting Corporation (21)        75,000          *       75,000          --          --
Kingsley Securities Ltd. (21)          102,679          *      102,679          --          --
Fontenelle LLC (21)                     50,000          *       50,000          --          --
George Margetts (22)                   100,000          *      100,000          --          --
Nagy Habib (23)                         41,881          *       41,881          --          --
NAB Holdings Ltd. (21) (24)            451,913      1.11%      451,913          --          --
SCO Capital Partners LLC (25), (27)  7,009,946     16.44%    7,009,946          --          --
SCO Financial Group LLC (25), (27)     100,000          *      100,000          --          --
SCO Securities LLC (25), (27)          260,290          *      260,290
Daniel DiPietro (29)                    50,000          *       50,000          --          --
Jeremy Kaplan                           10,000          *       10,000          --          --
Joshua Golumb                           10,000          *       10,000          --          --
The Sophie C. Rouhandeh Trust(25)      150,000          *      150,000          --          --
The Chloe H. Rouhandeh Trust (25)      150,000          *      150,000          --          --
Jeffrey B. Davis (26), (27), (29)      749,243      1.83%      250,000     499,243       1.22%
Edward W. Kelly (27), (28)             356,013          *      200,000     156,013           *
RRD International, Inc. (30)           130,277          *      130,277          --          --
RLB Capital, Inc. (31)                 100,000          *      100,000          --          --
Stamford Capital (32)                   54,722          *       54,722          --          --
Palladin Opportunity Fund LLC           13,632          *       13,632          --          --
SDS Capital Group SPC, Ltd. (33)       159,802          *      159,802          --          --
Baystar Capital II, L.P. (34)           60,000          *       60,000          --          --
North Sound Legacy Fund, LLC (35)        1,440          *        1,440          --          --
North Sound Legacy Institutional
Fund, LLC (36)                          15,840          *       15,840          --          --
North Sound Legacy International
Fund, LLC (37)                          30,720          *       30,720          --          --
Vertical Ventures, LLC (38)            115,200          *      115,200          --          --
Iroquois Capital LP (39)                76,800          *       76,800          --          --
Alpha Capital AG (40)                   96,000          *       96,000          --          --
Millenium Partners LP (41)             120,000          *      120,000          --          --
Jennison Health Sciences Fund (42)     288,000          *      288,000          --          --
BioPharmaceutical Portfolio (43)        30,240          *       30,240          --          --
MP BioPharmaceutical Partners,
L.P. (44)                               16,680          *       16,680          --          --
MP BioPharmaceutical Fund Ltd. (45)     68,880          *       68,880          --          --
MP BioPharm Market-Neutral, L.P.
(46)                                     4,200          *        4,200          --          --
Silveroak Invenstments, Inc. (47)       48,000          *       48,000          --          --
SF Capital Partners Ltd. (48)          288,000                 288,000          --          --
Perceptive Lifesciences Master
Fund, Ltd. (49)                        216,000          *      216,000          --          --
Cranshire Capital, L.P. (50)            48,000          *       48,000          --          --
Quogue Capital LLC (51)                 14,000          *       14,000          --          --
Meditor Master Curra Fund Limited
(52)                                   192,000          *      192,000          --          --
Atlas Equity I, Ltd. (53)              103,333          *      103,333          --          --
Steve Oliviera (54)                     24,000          *       24,000          --          --
SRG Capital LLC (55)                    24,000          *       24,000          --          --
StoneStreet LP (56)                     60,000          *       60,000          --          --
DKR Soundshore Oasis Holding
Company, Ltd. (57)                      48,000          *       48,000          --          --

Total                               34,216,788              26,988,742   7,228,046


* Represents less than 1% of our outstanding shares of common stock.


    (1) Includes 2,250,000 shares of Series A Preferred Stock currently convertible into 4,500,000 shares of common stock and a warrant to purchase 3,000,000 shares of common stock exercisable at $2.00 per share for five years from May 8, 2002. Also includes 375,044 common shares and a warrant to purchase 75,009 shares of common stock exercisable at $7.50 for five years from May 13, 2004. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. The address of Perseus-Soros BioPharmaceutical Fund, LP is 888 Seventh Avenue, 30th Floor, New York, New York 10106.


    (2)   Intentionally omitted.


    (3) Includes a Warrant to purchase 250,000 shares of common stock exercisable at $2.00 per share for five years from May 8, 2002.


    (4) Includes 48,333 shares of Series A Preferred Stock currently convertible into 96,666 shares of common stock and a warrant to purchase 48,333 shares of common stock exercisable at $2.00 per share for five years from May 8, 2002, which were sold to SDS Merchant Fund, LP by XMark Fund, LP. All securities held registered to SDS Merchant Fund, LP are beneficially owned by SDS Capital Group SPC, Ltd.


    (5) Includes 118,333 shares of Series A Preferred Stock currently convertible into 236,666 shares of common stock and a warrant to purchase 118,333 shares of common stock exercisable at $3.00 per share for five years from May 8, 2002, which were sold to SDS Merchant Fund, LP by XMark Fund, Ltd. All securities held registered to SDS Merchant Fund, LP are beneficially owned by SDS Capital Group SPC, Ltd.


    (6) Includes 213,334 shares of common stock and a warrant to purchase 166,667 shares of common stock exercisable at $2.00 per share for five years from May 8, 2002. All securities held registered to SDS Merchant Fund, LP are beneficially owned by SDS Capital Group SPC, Ltd.


    (7) Includes 133,875 shares of common stock resulting from converting their Series A Preferred Stock and exercising a warrant on May 25, 2004.


    (8) Includes 616,125 shares of common stock resulting from converting their Series A Preferred Stock and exercising a warrant on May 25, 2004.


    (9) Includes 75,000 shares of common stock resulting from converting their Series A Preferred Stock and exercising a warrant on May 7, 2004.


    (10) Includes 33,334 shares of common stock and a warrant to purchase 16,667 shares of common stock exercisable at $2.00 per share for five years from May 14, 2002.


    (11) Includes 108,334 shares of Series A Preferred Stock currently convertible into 216,668 shares of common stock (which Merlin converted on December 8, 2004); 444,680 shares of common stock and a warrant to purchase 12,269 shares of common stock at $7.50 per share for five years from March 22, 2004. Based upon information contained in its report on Schedule 13G filed with the Commission on June 28, 2002, Merlin Nexus I (formerly known as, Merlin BioMed Private Equity Fund, L.P.) reported that it shares the power to direct the voting and disposition of its shares of common stock with Merlin BioMed Private Equity, LLC, its general partner and Dominique Semon, who is the sole managing member of the general partner.


    (12) Pursuant to a SC 13G/A filed by Alexandria on December 31, 2004, as of December 31, 2004 they beneficially owned 666 common shares.


    (13) Includes 1,350,500 shares of common stock resulting from converting their Series A Preferred Stock, the purchase of an additional 50,501 shares of common stock in the March 2004 financing and exercising a warrant on March 17, 2004. Also a warrant to purchase 10,100 shares of common stock exercisable at $7.50 for five years from May 13, 2004.

    (14)  Includes 125,001 shares of common stock.


    (15)  Includes 209,369 shares of common stock.


    (16) Under the terms of an amendment to a license agreement with Oklahoma Medical Research Foundation, we issued 200,000 shares of common stock, (all of which have been sold) and a five-year warrant to purchase an additional 200,000 shares of common stock. Such warrant to purchase 200,000 shares of common stock is exercisable at $2.33 per share for five years from May 14, 2002. On February 17, 2004, Oklahoma Medical Research Foundation did a non-sale transfer of its warrant to purchase 66,666 shares of common stock to Dr. Robert A. Floyd and its warrant to purchase 66,666 shares of common stock to Dr. Raymond A. Schinazi. On April 12, 2004, Oklahoma Medical Research Foundation converted its warrant into common shares and has 44,166 of such shares remaining.


    (17) Dr. Wood is Chairman and Chief Executive Officer of the Company. Excludes 318,750 shares of common stock owned by Julie Wood, Dr. Wood's spouse, as to which Dr. Wood disclaims any beneficial interest.


    (18) Includes options to acquire 225,000 shares of the common stock which are exercisable at $1.25 per share for five years from April 30, 2001.


    (19)  Includes 261,787 shares of common stock.


    (20) These shares are owned of record by Phoenix Ventures Limited, a Channel Islands (Jersey) corporation, which, to our knowledge, is wholly-owned by Kevin Leech.


    (21) Bioaccelerate, Inc. is a BVI corporation, owned of record by several private investors. On October 8, 2003, certain options originally issued to Bioaccelerate, Inc. were transferred as follows:


           (i) NAB Holdings Ltd. received options to purchase 500,000 shares of common stock, 350,000 of which were transferred to Michelle Tidball on December 9, 2003; on February 20, 2004, they did a cashless exercise of their remaining option to purchase 150,000 shares of common stock and received 123,666 shares of common stock ;


           (ii) Sterling Securities Ltd. received options to purchase 100,000 shares of common stock;


           (iii) Carpe DM, Inc. received options to purchase 80,000 shares of common stock;


           (iv) Michelle Tidball received options to purchase 100,000 shares of common stock;


           (v) Kingsley Securities Ltd. received options to purchase 124,544 shares of common stock and on February 20, 2004, they did a cashless exercise of this option and received 102,679 shares of common stock; and


           (vi) Fontenelle LLC received options to purchase 50,000 shares of common stock, which it exercised in November 2003 for 50,000 shares of common stock.

        Further, on November 25, 2003, the following recipients of such options executed a cashless exercise of such options and received the following shares of the Company's common stock:


           (i) Sterling Securities Ltd. received 74,045 shares of common stock;


           (ii)   Carpe DM, Inc. received 59,058 shares of common stock; and


           (iii) Michelle Tidball received 73,811 shares of common stock. On December 16, 2003, Ms. Tidball executed a cashless exercise of 350,000 options transferred to her by NAB Holdings

                  Inc. and received 255,303 shares of the Company's common stock, which includes 75,000 shares issued to Weil Consulting Corporation.

        Barbara Platts, in her capacity as Managing Director of Bioaccelerate, Inc., has investment power and voting power with respect to these shares, but disclaims any beneficial ownership thereof.


    (22) Includes an option to purchase 100,000 shares of common stock exercisable at $1.25 per share for five years from April 30, 2001.


    (23)  Includes 41,881 common shares.


    (24) Includes an option to purchase 450,000 shares of common stock exercisable at $1.25 per share for five years from April 30, 2001. On December 16, 2003, NAB Holdings Ltd. exercised these options and received 328,247 shares of common stock pursuant to a cashless exercise.


    (25) Includes a warrant to purchase 1,200,000 shares of common stock exercisable at $1.25 per share for five years from November 16, 2001 issued to SCO Capital, LLC; a warrant to purchase 688,333 shares of common stock exercisable at $1.50 per share for five years from May 8, 2002 issued to SCO Capital, LLC; a warrant to purchase 100,000 shares of common stock exercisable at $1.25 per share for five years from November 16, 2001 issued to SCO Securities, LLC; a warrant to purchase 150,000 shares of common stock exercisable at $1.25 per share for five years from November 16, 2001 held by the Sophie C. Rouhandeh Trust; and a warrant to purchase 150,000 shares of common stock at $1.25 per share for five years from November 16, 2001 held by the Chloe H. Rouhandeh Trust. Steven H. Rouhandeh, in his capacity as President of SCO Capital Partners, LLC and trustee of the trusts, has investment power and voting power with respect to these shares, but disclaims any beneficial ownership thereof. Excludes a warrant to purchase 70,000 shares of common stock exercisable at $1.50 per share for five years from May 8, 2002 which were originally held by SCO Financial Group, LLC, but transferred to (i) Daniel DiPietro (50,000), (ii) Jeremy Kaplan (10,000), and (iii) Joshua Golumb (10,000). SCO Financial Group, LLC served as a financial advisor to the Company through May 2004 and SCO Capital Partners, LLC extended a $1 million secured credit facility to the Company in November 2001. SCO Securities, LLC, a related entity, served as placement agent to the Company in connection with the Company's May 2002 and March and May 2004 financings. As placement agent in connection with the March and May 2004 financing, SCO Securities, LLC received a warrant to purchase 204,452 shares of common stock exercisable at $6.25 per share for five years from March 22, 2004 and a warrant to purchase 55,838 shares of common stock exercisable at $6.25 per share for five years from May 13, 2004.


    (26) Includes a warrant to purchase 250,000 shares of common stock exercisable at $1.50 per share for five years from May 8, 2002. Mr. Davis is the President of SCO Financial Group LLC, an affiliate of SCO Capital Partners LLC. Mr. Davis disclaims beneficial ownership of all shares of common stock deemed beneficially owned by SCO Capital Partners LLC.


    (27) Indicates the selling stockholder was a former stockholder of Pathagon.


    (28) Mr. Kelly has executed a consulting agreement with us pursuant to which we issued to him 200,000 shares of common stock which vested over an eighteen month period.


    (29) Indicates the selling stockholder is a current employee of SCO Financial Group LLC.


    (30) Includes 130,277 shares of common stock resulting from the cashless exercise of a warrant to purchase 175,000 shares of common stock on July 21, 2004.


    (31) Includes a warrant to purchase 60,000 shares of common stock exercisable at $1.25 per share for three years from March 8, 2004 and 40,000 common shares issued pursuant to an exercise of 40,000 warrants.

    (32) Includes a warrant to purchase 40,000 shares of common stock exercisable at $1.80 per share at anytime from March 4, 2004 through February 23, 2007 and 14,722 common shares issued pursuant to a cashless exercise of 20,000 warrants.


    (33) Includes 133,168 shares of common stock and warrant to purchase 26,634 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (34) Includes 50,000 shares of common stock and warrant to purchase 10,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (35) Includes 1,200 shares of common stock and warrant to purchase 240 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (36) Includes 13,200 shares of common stock and warrant to purchase 2,640 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (37) Includes 25,600 shares of common stock and warrant to purchase 5,120 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (38) Includes 96,000 shares of common stock and warrant to purchase 19,200 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (39) Includes 64,000 shares of common stock and warrant to purchase 12,800 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (40) Includes 80,000 shares of common stock and warrant to purchase 16,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (41) Includes 100,000 shares of common stock and warrant to purchase 20,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (42) Includes 240,000 shares of common stock and warrant to purchase 48,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (43) Includes 25,200 shares of common stock and warrant to purchase 5,040 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (44) Includes 13,900 shares of common stock and warrant to purchase 2,780 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (45) Includes 57,400 shares of common stock and warrant to purchase 11,480 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (46) Includes 3,500 shares of common stock and warrant to purchase 700 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (47) Includes 40,000 shares of common stock and warrant to purchase 8,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (48) Includes 240,000 shares of common stock and warrant to purchase 48,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (49)  Includes 216,000 shares of common stock.

    (50) Includes 40,000 shares of common stock and warrant to purchase 8,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (51) Includes a warrant to purchase 14,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (52) Includes 160,000 shares of common stock and warrant to purchase 32,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (53)  Includes 103,333 shares of common stock.


    (54) Includes 20,000 shares of common stock and warrant to purchase 4,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (55) Includes 20,000 shares of common stock and warrant to purchase 4,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (56) Includes 50,000 shares of common stock and warrant to purchase 10,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.


    (57) Includes 40,000 shares of common stock and warrant to purchase 8,000 shares of common stock exercisable at $7.50 per share for five years from March 22, 2004.

                        DESCRIPTION OF OUR CAPITAL STOCK

        The following summarizes the material provisions of our certificate of incorporation and by-laws that relate to our capital stock. Copies of those documents are incorporated by reference as exhibits to the registration statement that includes this prospectus. See "Where You Can Find More Information."

Description of Common Stock

        Number of Authorized and Outstanding Shares. Our Certificate of Incorporation authorizes the issuance of 70,000,000 shares of common stock, $.001 par value per share, of which 40,760,762 shares were outstanding on December 7, 2005. All of the outstanding shares of common stock are fully paid and non-assessable.

        Voting Rights. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of a simple majority of the outstanding common stock and Series A convertible preferred stock, voting together as a class at a stockholders meeting at which a quorum is present, can elect all of the directors nominated for election at the meeting.

        Other. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

        Transfer Agent. Shares of common stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the common stock certificate, properly endorsed. No transfer shall be registered unless we are satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The transfer agent for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, Attn: Susan Silber.

Description of Preferred Stock

        Number of Authorized and Outstanding Shares. Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock, par value $.001 per share, in one or more series with such limitations and restrictions as may be determined in the sole discretion of our board of directors, with no further authorization by stockholders required for the creation and issuance thereof. We have designated 5,920,000 shares of our preferred stock as Series A convertible preferred stock, of which 2,250,000 shares were issued and outstanding as of December 7, 2005.

        Voting Rights. The holders of the Series A convertible preferred stock vote as a single class with the common stock, on an as-converted basis, on all matters upon which the holders of the common stock are entitled to vote.

        Conversion. Each outstanding share of Series A convertible preferred stock may currently be converted into two shares of common stock. The shares of Series A convertible preferred stock shall be automatically convertible into shares of common stock if the market price of the common stock after one year from the date of issuance is $10.00 or more for 30 consecutive trading days and the trading volume is at least 150,000 shares per trading day during such 30-day period.

        Liquidation Preference and Dividends. Holders of Series A convertible preferred stock have a liquidation preference over holders of common stock of $3.00 per share. Holders of the Series A convertible preferred stock are entitled to an annual 5% dividend which may be paid in cash or additional shares of common stock in our sole discretion.

        Our charter also authorizes our board of directors to increase the number of shares of preferred stock we may issue without approval of common stockholders. Preferred stock may be issued in one or more series, the terms of which may be determined without further action by common stockholders. These terms may include preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption. The issuance of any preferred stock could materially adversely affect the rights of holders of our common stock, and therefore could reduce its value. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The power of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

Stockholder Rights Plan

        Under our stockholder rights plan, if a person or group acquires 15% or more of our common stock, all rightsholders, except the acquiror, will be entitled to acquire at the then exercise price of a right that number of shares of our common stock which at the time will have a market value of two times the exercise price of the right. In addition, under certain circumstances, all rightholders, other than the acquiror, will be entitled to receive at the then exercise price of a right that number of shares of common stock of the acquiring company which at the time will have a market value of two times the exercise price of the right. The initial exercise price of a right is $70. Such rights provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

Warrants

        As of December 7, 2005, there were outstanding warrants to purchase an aggregate of 7,166,147 shares of our common stock, exercisable at prices ranging from $1.25 to $8.25 per share. The weighted average exercise price of the warrants is $2.32.

Stock Options

        As of December 7, 2005, there were outstanding options to purchase an aggregate of 4,078,167 shares of our common stock, exercisable at prices ranging from $0.735 to $8.87 per share, of which, options to purchase 2,601,356 shares were exercisable. The weighted average exercise price of the options is $3.26.

Delaware Law and Certain By-Law Provisions

        Certain provisions of our by-laws are intended to strengthen our board of directors' position in the event of a hostile takeover attempt. These by-law provisions have the following effects:

        o they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders; and

        o they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken.

        Furthermore, our Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial data. You should read the summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information included in this prospectus.

        The selected consolidated balance sheets data as of June 30, 2005 and 2004 and the selected consolidated statements of operations data and statements of cash flows data for the years ended, June 30, 2005 and 2004 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated balance sheets data as of June 30, 2003, 2002 and 2001 and the selected consolidated statements of operations data and statements of cash flows data for the years ended June 30, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. See Note 10 of the Notes to Consolidated Financial Statements for the year ended June 30, 2005, included in the prospectus, for information as to why certain financial statements were restated. The selected consolidated statement of operations data for the three months ended September 30, 2005 and 2004 and the selected consolidated balance sheet data as of September 30, 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements.


                                                                                                          Three months ended
                                                    Year Ended June 30,                                      September 30,
                              ---------------------------------------------------------------------    ------------------------
 Consolidated Statements of
       Operations Data            2005           2004          2003          2002         2001         2005        2004
       ---------------            ----           ----          ----          ----         ----         ----        ----
                                             As Restated    As Restated   As Restated                            As Restated
Revenues                        $4,651,174     $3,102,214      $504,857     $802,965      $245,455     670,218    1,085,328
Cost of sales                      921,262              -             -            -             -     328,291            -
Operating expenses
    Research and development    10,894,925      4,882,574     1,689,278    1,912,258     1,565,908   2,430,918    2,138,897
    General and
    administrative              10,181,711      9,082,420     4,567,413    2,127,664       550,215   2,887,462    1,756,713
    Depreciation and
    amortization                 1,438,517      1,348,064     1,344,969      579,342        22,809     224,283      339,706
Provision for bad debts            869,220              -             -            -             -           -            -
Loss on impairment               5,276,162              -             -            -             -           -            -
                                ----------     ----------     ---------    ---------     ---------   ---------    ---------
Total operating expenses        29,581,797     15,313,058     7,601,660    4,619,264     2,138,932   5,870,954    4,235,316
                                ----------     ----------     ---------    ---------     ---------   ---------    ---------
Loss from operations           (24,930,623)   (12,210,844)  (7,096,803)   (3,816,299)  (1,893,477)  (5,200,736)  (3,149,988)
Other income (expense)             667,838         99,763     (186,426)   (2,172,682)    (228,787)     396,144       55,437
                                   -------         ------     ---------   -----------    ---------     -------       ------
Loss from continuing
operations                     (24,262,785)   (12,111,081)  (7,283,229)   (5,988,981)  (2,122,264)  (4,804,592)  (3,094,551)
Income tax benefit                       -      1,459,814     2,117,103    1,168,145             -           -            -
                                ----------     ----------     ---------    ---------     ---------   ---------    ---------
Net loss                       (24,262,785)   (10,651,267)  (5,166,126)   (4,820,836)  (2,122,264)  (4,804,592)  (3,094,551)
Cumulative preferred stock
dividend                          (404,079)      (856,776)    (877,818)   (9,482,667)            -     (85,068)    (126,341)
                                ----------     ----------     ---------    ---------     ---------    ---------    ---------
Net loss available to
shareholders                  $(24,666,864)  $(11,508,043) $(6,043,944) $(14,303,503) $(2,122,264)  (4,889,660)  (3,220,892)
                              =============  ============= ============ ============= ============  ===========  ===========
Basic and diluted shares
outstanding                     34,042,391     20,257,482   16,920,939    12,184,152    8,121,255   40,572,626   28,516,450
Basic and diluted net loss
available to shareholders
per share                      $     (0.72)   $     (0.57) $     (0.36)  $     (1.17) $     (0.26)  $    (0.12)  $    (0.11)



                                                                                             As of
                                                 As of June 30,                           September 30,
                        ----------------------------------------------------------------  -------------
 Consolidated Balance
      Sheets Data            2005        2004         2003         2002        2001          2005
      -----------            ----        ----         ----         ----        ----          ----
                                      As Restated   As Restated  As Restated
Cash & cash equivalents  $31,697,533  $19,165,675   $8,219,686 $12,882,521   $        -    12,498,760
Short-term securities     32,746,948            -            -           -            -    48,209,088
Intangibles, net           8,252,936   14,563,660   15,779,399  16,921,792       15,698     8,155,836
Total assets              80,790,135   42,170,844   26,173,132  32,380,548      762,885    77,047,738
Total current
liabilities                6,738,722    3,460,419    2,264,896   2,395,596    1,966,538     7,578,329
Total debt                         -            -            -           -            -             -
Total shareholder's
equity (deficit)          66,613,815   30,800,827   21,323,737  25,554,550  (2,482,516)    62,156,464


                                                                                           Three Months Ended
                                                 Year Ended June 30,                          September 30,
                        -------------------------------------------------------------- -------------------------
    Consolidated
 Statements of Cash
      Flows Data             2005           2004        2003          2002      2001        2005          2004
      ----------             ----           ----        ----          ----      ----        ----          ----
                                        As Restated  As Restated  As Restated
Net Cash (used in)
Operating Activities       (13,417,438)  (4,641,193) (4,411,581) (2,675,113) (156,835)  (3,741,032)   (1,221,882)
Net Cash (used in)
Investing Activities       (33,384,403)    (130,917)   (541,254)   (455,500)   (1,760) (15,313,804)      (44,369)
Net Cash provided by
(used in) Financing
Activities                  59,296,122   15,730,847           -  16,013,134   127,241      (84,144)       53,859


                       SUPPLEMENTARY FINANCIAL INFORMATION

        Certain quarterly financial information is set forth below. See Note 10 of the Notes to Consolidated Financial Statements for the year ended June 30, 2005, included in the prospectus, for information as to why certain interim periods were restated.

Year ended June 30, 2006
------------------------

                                  Quarter Ended
                                  9/30/2005
                                  ---------

Revenues                          670,218

Gross Profit                      341,927

Net loss                          (4,804,592)

Net loss available to             $(4,889,660)
shareholders

Basic and diluted net loss        $(0.12)
available to shareholders per
share


   Year Ended June 30, 2005
   ------------------------
                                    As Restated     As Restated
                                      9/30/2004      12/31/2004        3/31/2005       6/30/2005
                                      ---------      ----------        ---------       ---------
Revenues                             $1,085,328      $1,175,923       $1,398,969        $990,954

Gross Profit                          1,085,328       1,045,567        1,299,908         299,109

Net loss                            (3,094,551)     (4,004,831)      (3,072,410)    (14,090,992)

Net loss available to
shareholders                       $(3,220,892)    $(4,115,206)     $(3,155,629)   $(14,175,136)
                                    ===========     ===========      ===========   =============

Basic and diluted net loss
available to shareholders per
share                              $     (0.11)    $     (0.14)     $     (0.08)   $     (0.35)

Year Ended June 30, 2004
------------------------
                                    As Restated     As Restated      As Restated     As Restated
                                      9/30/2003      12/31/2003        3/31/2004       6/30/2004
                                      ---------      ----------        ---------       ---------

Revenues                               $829,041         $82,495         $846,494      $1,344,184

Gross Profit                            829,041          82,495          846,494       1,344,184

Net loss                            (2,404,044)     (1,678,163)      (3,692,543)     (2,876,517)

Net loss available to
shareholders                       $(2,627,754)    $(1,866,720)     $(3,868,247)    $(3,145,322)
                                    ===========     ===========      ===========    ============
Basic and diluted net loss
available to shareholders per
share                              $     (0.15)    $     (0.10)     $     (0.19)    $     (0.13)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of significant factors affecting the Company's operating results, liquidity and capital resources and should be read in conjunction with the accompanying financial statements and related notes.

Overview and Company Status

        We are a product-focused biopharmaceutical company with two approved cancer therapeutics. In December 2004, the Food and Drug Administration, or FDA, approved our lead cancer product, clofarabine, for the treatment of pediatric acute lymphoblastic leukemia, or ALL, in patients who are relapsed or refractory to at least two prior regimens of treatment. We believe clofarabine is the first new medicine initially approved in the United States for children with leukemia in more than a decade. Clofarabine has received Orphan Drug designation in the U.S. and the E.U. Genzyme Corporation, our co-development partner, currently holds marketing rights in the U.S. and Canada for clofarabine for certain cancer indications and currently controls U.S. development of clofarabine in these indications. Genzyme is marketing clofarabine under the brand name Clolar(R) in the U.S. In Europe, we have filed for approval of clofarabine in pediatric ALL with the European Medicines Evaluation Agency, or EMeA. If approved, we anticipate commencing sales in Europe during the first half of calendar 2006 through a dedicated European sales force. We are selling our second product, Modrenal(R), in the U.K., through our sales force of eight sales specialists. Modrenal(R) is approved in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

         If we receive additional European approvals for our products, we intend to expand our sales force by adding up to six to 10 sales specialists in each of five other key regions within the E.U. which include the countries of France, Germany, Italy, Spain, Portugal, Netherlands, Austria, Belgium, Denmark and Sweden. Further, we intend to penetrate all of the other markets within the E.U. upon establishing traction in the E.U's major markets.

        Over the next 12 months, we intend to continue our internal growth strategy to provide the necessary regulatory, sales and marketing capabilities which will be required to pursue the expanded development programs for clofarabine and Modrenal(R) described above. Currently, we are considering all options available to us for the marketing and distribution of clofarabine in our primary markets, including, without limitation, doing so directly and internally with our own sales force, doing so through one or more distributors or wholesalers or disposing of the marketing and distribution rights to a third party.

        We have made significant progress in developing our product portfolio over the past twelve months, and have multiple products in clinical trials. We have incurred losses during this early stage of our operations. Our management believes that we have the opportunity to become a leading oncology-focused pharmaceutical company in the next four years if we successfully bring clofarabine to market in Europe and successfully develop certain of our other product candidates.

        We anticipate that revenues derived from our two lead drugs, clofarabine and Modrenal(R) will permit us to further develop the other products currently in our product pipeline. In addition to clofarabine and Modrenal(R), we are performing initial development work on Virostat for the treatment of Hepatitis C and Velostan. The work to date on these compounds has been limited because of the need to concentrate on clofarabine and Modrenal(R) but management believe these compounds have potential value. With Virostat, the Company has commenced a phase II clinical trial in patients with hepatitis C viral infection and with Velostan the Company has been developing a process for the separation of optical isomers of the compound and we are conducting additional pre-clinical testing. We have had discussions with potential product co-development partners from time to time, and plan to continue to explore the possibilities for co-development and sub-licensing in order to implement our development plans. In addition, we believe that some of our products may have applications in treating non-cancer conditions in humans and in animals. Those conditions are outside our core business focus and we do not presently intend to devote a substantial portion of our resources to addressing those conditions.

        In May 2003, we entered into a License and Sub-License Agreement with Dechra Pharmaceuticals, plc, or Dechra, pursuant to which we sub-licensed the marketing and development rights to Vetoryl(R) (trilostane), solely with respect to animal health applications, in the U.S. and Canada, to Dechra. We received $1.25 million in cash, together with future milestone and royalty payments which are contingent upon the occurrence of certain events. We intend to continue to try and capitalize on these types of opportunities as they arise. The Company also owns rights to OLIGON(R) technology and we have had discussions with potential product licensing partners from time to time, and plan to continue to explore the possibilities for co-development and sub-licensing in order to implement our development plans.

    You should consider the likelihood of our future success to be highly speculative in light of our limited operating history, as well as the limited resources, problems, expenses, risks and complications frequently encountered by similarly situated companies. To address these risks, we must, among other things:

o satisfy our future capital requirements for the implementation of our business plan;

o   commercialize our existing products;

o complete development of products presently in our pipeline and obtain necessary regulatory approvals for use;

o implement and successfully execute our business and marketing strategy to commercialize products;

o   establish and maintain our client base;

o   continue to develop new products and upgrade our existing products;

o continue to establish and maintain relationships with manufacturers for our products;

o   respond to industry and competitive developments; and

o   attract, retain, and motivate qualified personnel.

    We may not be successful in addressing these or any risks associated with our business and/or products. If we were unable to do so, our business prospects, financial condition and results of operations would be materially adversely affected. The likelihood of our success must be considered in light of the development cycles of new pharmaceutical products and technologies and the competitive and regulatory environment in which we operate.

Results of Operations for the three months ended September 30, 2005

        The Company recorded revenues for the three months ended September 30, 2005 and 2004 of approximately $670,000 and $1,085,000, respectively, representing a decrease of approximately $415,000. This was primarily due to a decrease in research and development contract revenue as the Company did not record approximately $685,000 of revenues relating to the reimbursement from our co-development partner for certain of our ongoing research costs in the development of clofarabine outside the United States because it determined that the criteria for recognizing such contract revenues had not been met. When the Company has determined that the criteria relating to revenue recognition has been met, the Company will record the revenue. This decrease is offset by an increase in product sales of Modrenal(R). The increase in product sales of Modrenal(R) is due to the fact that we received marketing authorization from the Medicines and Healthcare Products Regulatory Agency for Modrenal(R) in September of 2004 and we are now marketing, Modrenal(R) in the U.K., through our own sales specialists, for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

        The cost of products sold for the three months ended September 30, 2005 was approximately $328,000. The cost of products sold reflects the direct costs associated with our sales of Modrenal(R).

        Research and development costs for the three months ended September 30, 2005 and 2004 were approximately $2,431,000 and $2,139,000, respectively, representing an increase of approximately $292,000.

        Our research and development costs include costs associated with the six projects shown in the table below, four of which the Company currently devotes time and resources:

                             Three months ended September 30,
Product                      2005           2004          Change from prior year
--------                     ----           ----          ----------------------
                               (in thousands)
Clofarabine                  $2,138         $1,880        $258

Modrenal                     $236           $251          $(15)

Virostat                     $57            $0            $57

Velostan                     $0             $8            $(8)

OLIGON                        -              -             -

Gene Therapy                  -              -             -

        Clofarabine research and development costs for the three months ended September 30, 2005 and 2004 were approximately $2,138,000 and $1,880,000, respectively, representing an increase of approximately $258,000. The increase primarily reflects costs which are associated with our increased development activities and clinical trials of clofarabine being conducted in Europe.

        Modrenal(R) research and development costs for the three months ended September 30, 2005 and 2004 were approximately $236,000 and $251,000, respectively, representing a decrease of $15,000. These costs did not increase in the three-month period ended September 30, 2005 because the Company had not yet expanded its clinical development program for this compound as it continued to review the development strategy with its regulatory advisors.

        Virostat research and development costs for the three months ended September 30, 2005 and 2004 were approximately $57,000 and $0, respectively, representing an increase of $57,000. The increase primarily reflects the costs associated with the ongoing, multi-center investigator sponsored Phase II clinical trial being conducted in Egypt and Southern Europe.

        Velostan research and development costs for the three months ended September, 30 2005 and 2004 were approximately $0 and $8,000, respectively, representing a decrease of $8,000. These costs did not increase because the Company is actively working on the manufacturing process with its regulatory advisors to develop a raceamic form of the compound for use in the Company's clinical development program. No assurance can be given the Company will be able to create the L-form velostan required for the clinical development program or, if it can, the timing of such development.

        There were no research and development costs associated with Gene Therapy or OLIGON for the three months ended September 30, 2005 and 2004 due to the Company's focus on clofarabine during this period. We anticipate that revenues derived from our two lead drugs, clofarabine and Modrenal(R) will permit us to further develop these products.

        The clinical trials and development strategy for the clofarabine and Modrenal(R) projects, in each case, is anticipated to cost several million dollars and will continue for several years based on the number of clinical indications within which we plan to develop these drugs. Currently, management cannot estimate the timing or costs associated with these projects because many of the variables, such as interaction with regulatory authorities and response rates in various clinical trials, are not predictable. Total costs to date for each of our projects is as follows: (i) clofarabine research and development costs have been approximately $16,453,000; (ii) Modrenal(R) research and development costs have been approximately $6,605,000; (iii) Velostan research and development costs have been approximately $380,000; (iv) Virostat research and development costs have been approximately $246,000; (v) OLIGON research and development costs have been approximately $25,000; and (vi) Gene Therapy research and development costs have been approximately $451,000.

Selling, general and administrative expenses for the three months ended September 30, 2005 and 2004 were approximately $2,887,000 and $1,757,000, respectively, representing an increase of $1,130,000. Of this amount $882,000 is related to an increase in payroll and other compensation expenses due to an increase in headcount in both the New York and Edinburgh offices and stock-based compensation due to the Company adopting SFAS 123(R), on July 1, 2005, an increase in sales and marketing costs of $250,000 related to the Company's deployment of a sales and marketing force in the UK in early 2005, and an increase in rent expense of $104,000 due to the Company moving offices in both New York and Edinburgh.

Depreciation and amortization expense for the three months ended September 30, 2005 and 2004 were approximately $224,000 and $340,000, respectively, representing a decrease of $116,000. The decrease is due to the Company recording an impairment charge of $5,276,000 at June 30, 2005, which decreased the cost basis of our methylene blue intangibles.

Liquidity and Capital Resources for the Three Months Ended September 30, 2005

        We anticipate that we may continue to incur significant operating losses for the foreseeable future. There can be no assurance as to whether or when we will generate material revenues or achieve profitable operations.

        At September 30, 2005, we had cash and cash equivalents and short-term securities of approximately $60,708,000 and working capital of $55,676,000. Management believes the Company has sufficient cash and cash equivalents and working capital to continue currently planned operations over the next 12 months. Although we do not currently plan to acquire or obtain licenses for new technologies, if any such opportunity arises and we deem it to be in our interests to pursue such an opportunity, it is possible that additional financing would be required for such a purpose.

        For the three months ended September 30, 2005 and 2004, net cash used in operating activities was approximately $3,741,000 and $1,222,000, respectively, representing an increase of approximately $2,519,000. This increase is primarily due to increased costs associated with (i) our expanded research and development activity, (ii) selling general and administrative expenses, including an increased headcount, sales and marketing costs and increased rent expense and
(iii) cash paid for insurance premiums. For the three months ended September 30, 2005 and 2004, net cash used in investing activities was approximately $15,314,000 and $44,000, respectively, representing an increase of approximately $15,270,000. This increase is primarily due to our purchase of short term securities with proceeds from our February 2005 secondary offering in the amount of approximately $15,175,000. For the three months ended September 30, 2005 and 2004, net cash (used in) or provided by financing activities was approximately $(84,000) and $54,000 representing an increase of $138,000. This increase is primarily due to the fact that we did not receive any proceeds this quarter from the exercise of options, warrants, or other convertible securities where we had received $180,000 for the three months ended September 30, 2004 for such matters. This is partially offset by a decrease in dividends paid to our Series A preferred shareholders which resulted from the conversion of a majority of these shares that were outstanding for the quarter ended September 30, 2004.

        On February 8, 2005, we completed a secondary public offering in which we sold 7,500,000 common shares at $8.00 per share, with net proceeds to the Company of approximately $55.6 million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds for further development of our lead products, for sales and marketing expenses related to the commercial launch of our lead products, for working capital and other general corporate purposes.

        On March 22, 2004, we consummated a private placement transaction, pursuant to which we raised $12.8 million and issued 2,044,514 shares of our common stock and warrants to purchase an additional 408,903 shares of our common stock at a conversion price of $7.50 per share. We recorded proceeds of $11,792,801 net of all legal, professional and financing fees incurred in connection with the offering. We consummated a second closing for this financing on May 13, 2004 in order to comply with certain contractual obligations to our holders of Series A Convertible Preferred Stock which hold preemptive rights for equity offerings. We raised an additional $3.2 million (net of all legal, professional and financial services incurred) from the second closing and issued an additional 558,384 shares of our common stock and warrants to purchase 111,677 shares of our common stock at a conversion price of $7.50 per share.

        On May 7, 2002 we authorized the issuance and sale of up to 5,920,000 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock may be converted into shares of common stock at an initial conversion price of $1.50 per share of common stock, subject to adjustment for stock splits, stock dividends, mergers, issuances of cheap stock and other similar transactions. Holders of Series A Convertible Preferred Stock also received, in respect of each share of Series A Convertible Preferred Stock purchased in a private placement which took place in May 2002, one warrant to purchase one share of our common stock at an initial exercise price of $2.00 subject to adjustment. We sold an aggregate of 5,916,666 shares of Series A Convertible Preferred Stock in the May 2002 private placement for $3.00 per share and warrants to purchase an aggregate of 5,916,666 shares of common stock, resulting in aggregate gross proceeds of approximately $17,750,000. A portion of the proceeds were used to repay in full the Jano Holdings and SCO Capital obligations upon which such facilities were terminated as well as to repay fees amounting to $1,610,000 related to the transaction.

The Company has the following commitments as of September 30, 2005:
                                    Payments Due in
                          Total      2006     2007      2008     2009      2010

Occupancy Lease       1,514,721   397,780  326,401   316,216  316,216   158,108
Contractual
obligations             433,270   213,786  219,484         0        0         0
                   -------------------------------------------------------------
Total                 1,947,991   611,566  545,885   316,216  316,216   158,108
                   =============================================================


Summary of Critical Accounting Policies for the year ended June 30, 2005

          Financial Reporting Release No. 60, which was released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the consolidated financial statements. In addition, Financial Reporting Release No. 61 was released by the SEC, which requires all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments. The following discussion is intended to supplement the summary of significant accounting policies as described in Note 1 of the Notes To Consolidated Financial Statements for the year ended June 30, 2005, included in the prospectus, which are presented beginning at page F-1.

          These accounting policies are considered significant because changes to certain judgments and assumptions inherent in these policies could affect the Company's financial statements.

Revenue Recognition

        In accordance with SEC Staff Accounting Bulletin No. 104, or SAB 104, upfront nonrefundable fees associated with research and development collaboration agreements where the Company has continuing involvement in the agreement, are recorded as deferred revenue and recognized over the estimated research and development period using the straight-line method. If the estimated period is subsequently modified, the period over which the up-front fee is recognized is modified accordingly on a prospective basis using the straight-line method. Continuation of certain contracts and grants are dependent upon the Company and/or its co-development partners' achieving specific contractual milestones; however, none of the payments received to date are refundable regardless of the outcome of the project. Upfront nonrefundable fees associated with licensing arrangements are recorded as deferred revenue and recognized over the term of the licensing arrangement using the straight line method, which approximates the life of the patent.

        Royalty revenue from product licensees is recorded when persuasive evidence of an arrangement exists, the price is fixed or determinable, the goods have been delivered and collectibility is reasonably assured.

        The Company currently sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when the risk of loss is passed to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. As the customer does not have the right of return the Company does not record a reserve for sales returns.

        Revenue related to research and development with our corporate co-development partner is recognized as research and development contract revenue when persuasive evidence of an arrangement exists, the services are performed, and collectibility is reasonably assured. Research & development contract revenue represents payments due from our co-development partner relating to the reimbursement of 50% for certain of our ongoing research costs in the development of clofarabine outside the United States.

        The Company follows the guidance of Emerging Issues Task Force, or ETIF, 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. The Company records revenue transactions gross in its statements of operations if it is deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

Stock Based Compensation

        In accordance with the provisions of SFAS No. 123, "Accounting for Stock Based Compensation," or SFAS 123, the Company accounts for stock based compensation arrangements with employees in accordance with provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees, " or APB 25. Compensation expense for stock options issued to employees is based on the difference on the date of grant, between the fair value of the Company's stock and the exercise price of the option. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," or EITF 96-18. Under EITF No. 96-18, where the fair value of the equity instrument is more reliably measurable than the fair value of services received, such services will be valued based on the fair value of the equity instrument.

        We utilize the Black-Scholes model to measure the value of an employee option. The Black-Scholes model is a trading options-pricing model that neither considers the non-traded nature of employee stock options, nor the restrictions on such trading, the lack of transferability or the ability of employees to forfeit the options prior to expiry. If the model adequately permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. Our estimates of employee stock option values rely on estimates of factors we input into the Black-Scholes model. The key factors involve an estimate of future uncertain events. We determine expected volatility based on historical activity. We believe that these market-based inputs provide a better estimate of our future stock price movements. We also use historical exercise patterns as our best estimate of future exercise patterns.

Impairment of Long-Lived Assets

        We believe that the accounting estimate relating to impairment of our intangible assets involves a critical accounting estimation methodology. The estimate is highly susceptible to change from period to period because it requires management to make significant judgments and assumptions about future revenue, operating costs and development expenditures. Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimation process include: the timing and amount of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry as well as expected changes in standard of practice for indications addressed by the asset. Changes in events or circumstances that may affect long-lived assets, particularly in the pharmaceutical industry, makes judgments and assumptions with respect to the future cash flows highly subjective and may include, but are not limited to, cancellations or terminations of license agreements or the risk of competition that could render our products noncompetitive or obsolete.

Results of Operations for Year Ended June 30, 2005 Compared to Year Ended June 30, 2004

        We reported revenues of approximately $4,651,000 and $3,102,000 for the years ended June 30, 2005 and 2004, respectively, representing an increase of approximately $1,549,000. This increase primarily was due to an increase in license and royalty revenue from milestone payments and royalties received from certain of our co-development partners in the amount of approximately $450,000, an increase in research and development contract revenue due to increased sales in the Named Patient Program, increased reimbursements from Genzyme related to clofarabine research and development expenses, in the amount of approximately $488,000, and revenue from the sale of Modrenal(R) of approximately $611,000.

        The cost of products sold for years ended June 30, 2005 and June 30, 2004 were approximately $921,000 and $0, respectively. The cost of products sold reflects the direct costs associated with our sales of Modrenal(R) including royalties due on the sale of our lead products of approximately $525,000.

        Research and development costs for the years ended June 30, 2005 and 2004 were approximately $10,895,000 and $4,883,000 respectively, representing an increase of $6,012,000.

        Our research and development costs include costs associated with the six projects shown in the table below, five of which the Company currently devotes time and resources:

Product                      2005           2004          Change from prior year
--------                     ----           ----          ----------------------
                                 (in thousands)

Clofarabine                  $8,697         $2,650        $6,047

Modrenal                     $1,972         $2,026        $(54)

Virostat                     $131           $48           $83

Velostan                     $79            $152          $(73)

OLIGON                       $16            $6            $10

Gene Therapy                 -              -             -

        Clofarabine research and development costs for the years ended June 30, 2005 and 2004 were approximately $8,697,000 and $2,650,000, respectively, representing an increase of approximately $6,047,000. The increase primarily reflects costs which are associated with our increased development activities and clinical trials of clofarabine being conducted in Europe, certain of which are partially reimbursed by Genzyme.

        Modrenal(R) research and development costs for the years ended June 30, 2005 and 2004 were approximately $1,972,000 and $2,026,000, respectively, representing a decrease of $54,000. The decrease primarily reflects the Company's primary focus on clofarabine during this period.

        Virostat research and development costs for the years ended June 30, 2005 and 2004 were approximately $131,000 and $48,000, respectively, representing an increase of $83,000. The increase primarily reflects the costs associated with the ongoing, multi-center investigator sponsored Phase II clinical trial being conducted in Egypt and Southern Europe during the year ended June 30, 2005.

        Velostan research and development costs for the years ended June 30, 2005 and 2004 were approximately $79,000 and $152,000, respectively, representing a decrease of $73,000. The decrease primarily reflects the Company's primary focus on clofarabine during this period.

        OLIGON research and development costs for the years ended June 30, 2005 and 2004 were $16,000 and $6,000, respectively, representing an increase of $10,000. The increase primarily reflects pre-development costs incurred in connection with continuing co-partnering discussions.

        There were no research and development costs associated with Gene Therapy for the years ended June 30, 2005 and 2004 due to the Company's focus on clofarabine during this period.

        The clinical trials and development strategy for the clofarabine and Modrenal(R) projects, in each case, is anticipated to cost several million dollars and will continue for several years based on the number of clinical indications within which we plan to develop these drugs. Currently, management cannot estimate the timing or costs associated with these projects because many of the variables, such as interaction with regulatory authorities and response rates in various clinical trials, are not predictable. Total costs to date for each of our projects is as follows: (i) clofarabine research and development costs have been approximately $14,315,000; (ii) Modrenal(R) research and development costs have been approximately $6,369,000; (iii) Velostan research and development costs have been approximately $380,000; (iv) Virostat research and development costs have been approximately $189,000; (v) OLIGON research and development costs have been approximately $25,000; and (vi) Gene Therapy research and development costs have been approximately $451,000.

        Selling, general and administrative expenses for the years ended June 30, 2005 and 2004 were approximately $10,182,000 and $9,082,000, respectively, representing an increase of $1,100,000. This increase primarily is due to:

    o an increase in payroll due to the significant increase in employee headcount in both New York and Edinburgh offices of approximately $800,000;
    o an increase in consulting and legal fees due to the Company's expansion of regulatory and investor relations initiatives, and the restatement of the Company's financial statements included in the Company's 2004 annual report on Form 10-KSB, in the amount of $1,559,000;
    o an increase in sales and marketing costs of approximately $592,000 related to the Company's development of a sales and marketing force in the UK;
    o an increase of approximately $250,000 due to an increase in the Company's annual rent expense; and
    o an increase of approximately $97,000 due to an increase in insurance premiums paid by the Company. These increases are substantially offset by a decrease in costs associated with the variable accounting treatment of options issued to an officer of the Company in the amount of approximately $2,200,000.

        Depreciation and amortization expense for the years ended June 30, 2005 and 2004 were approximately $1,439,000 and $1,348,000, respectively, representing an increase of $91,000. This increase primarily reflects the corresponding increase in our net asset base.

        Provision for bad debts for the years ended June 30, 2005 and 2004 were approximately $869,000 and $0, respectively. The increase is due to the Company recording a valuation allowance relating to certain of the outstanding receivable balances from our co-development partner totaling $869,000 in the current year. Management believes the amounts billed to its co-development partner and previously recorded as revenue through March 31, 2005 are supportable and continues to actively pursue collection of the outstanding balances. During its quarterly closing process the Company further evaluated the collectibility of such amounts and concluded that based upon the available information a valuation allowance was required. Additionally, based on the delay in payment from our co-development partner and other information, management concluded that collectibility was no longer reasonably assured and therefore, did not recognize revenue on amounts billed in the quarter ended June 30, 2005.

        Prior to the fourth quarter of 2005, we tested for impairment our methylene blue intangibles acquired in connection with the Pathagon acquisition and determined that, based on our assumptions, the sum of the expected future cash flows, undiscounted and pertaining solely and exclusively to approved indications, exceeded the carrying value of its long-lived assets and therefore we did not recognize an impairment. Due to the loss of an intellectual property patent suit relating to the international use of methylene blue in fresh frozen plasma, we re-evaluated the intangible asset relating to methylene blue at June 30, 2005. At that date, we estimated that our undiscounted future cash flows, again relating solely and exclusively to approved uses of methylene blue, were less than the carrying value. As a result, we recognized a non-cash impairment loss of $5,276,000, equal to the difference between the estimated future cash flows for approved uses of methylene blue, discounted at an appropriate rate, and the carrying amount of the asset. Making the impairment determination and the amount of impairment requires significant judgment by management and assumptions with respect to the future cash flows. Changes in events or circumstances that may affect long-lived assets makes judgments and assumptions with respect to the future cash flows highly subjective.

Results of Operations for Year Ended June 30, 2004 Compared to Year Ended June 30, 2003

        We reported revenues of approximately $3,102,000 and $505,000 for the years ended June 30, 2004 and 2003, respectively. Revenues reflect recognition of consideration received pursuant to our agreements with co-development and sub-licensing partners in connection with our platform of drugs and technologies. Of the revenues recorded for the year ended June 30, 2004, approximately $2,100,000 was recognized from ILEX (predecessor to Genzyme), pursuant to the Co-Development Agreement, and approximately $600,000 was recognized from Stegram Pharmaceuticals under the Stegram Co-Development Agreement.

        Research and development costs for the years ended June 30, 2004 and 2003 were approximately $4,883,000 and $1,689,000 and respectively, representing an increase of $3,194,000.

        Our research and development costs include costs associated with six projects of which the Company devotes significant time and resource. Clofarabine research and development costs for the year ended June 30, 2004 and 2003 were approximately $2,651,000 and $871,000, respectively, representing an increase of approximately $1,780,000. The increase primarily reflects costs which are associated with our increased development activities and clinical trials being conducted in Europe.

        Modrenal(R) research and development costs for the year ended June 30, 2004 and 2003 were approximately $2,026,000 and $913,000, respectively, representing an increase of $1,113,000. The increase primarily reflects increased development activities associated with the Modrenal(R) development plan, including costs associated with the U.S. prostate cancer trial which is ongoing.

        Velostan research and development costs were approximately $152,000 and $30,000, respectively, representing an increase of $122,000. The increase primarily reflects preparation of a protocol and other preparatory activities in advance of the Phase I Clinical Trial which has not yet commenced to date.

        Gene Therapy research and development costs for the year ended June 30, 2004 and 2003 were approximately $0 and ($130,000), respectively. The 2003 amount primarily reflects a reversal of an accrued expense in the year ended 2002 of $200,000 which was determined to be less than originally estimated by the Company in the year ended June 30, 2003.

        The clinical trials and development strategy for the clofarabine and Modrenal(R) projects, in each case, is anticipated to cost several million dollars and will continue for several years based on the number of clinical indications within which we plan to develop these drugs. Currently, management cannot estimate the timing or costs associated with these projects because many of the variables, such as interaction with regulatory authorities and response rates in various clinical trials, are not predictable. Total costs to date for each of these four projects is as follows: (i) clofarabine research and development costs have been approximately $5,600,000; (ii) Modrenal(R) research and development costs have been approximately $4,400,000; (iii) Velostan research and development costs have been approximately $302,000; and (iv) Gene Therapy research and development costs have been approximately $450,000. Our other two research and development projects involve our two ancillary technologies; OLIGON and Virostat. We do not currently devote any significant time or resources to these research and development projects, but we intend to do so if and to the extent we successfully commercialize our lead drugs, clofarabine and Modrenal(R), over the next two years.

        Selling, general and administrative expenses for the year ended June 30, 2004 and 2003 were approximately $9,082,000 and $4,567,000, respectively, representing an increase of $4,515,000. Of this amount, approximately $2,400,000 of this increase was due to the re-pricing of 380,000 options granted to an employee pursuant to the terms of his Employment Agreement (see Note 7 to the Financial Statements); approximately $1,000,000 of the increase was due to an increase in sales and marketing expenses related to pre-marketing activities with clofarabine and marketing costs associated with Modrenal(R); and approximately $1,100,000 of the increase was due to increases in our consulting and legal expenses as the result of our recent growth.

        We reported interest and finance charges of $0 for the year ended June 30, 2004, representing a decrease of $325,000 from the year ended June 30, 2003. This decrease reflects the retirement of our credit facility in May 2002 and the fact that we carried no long term debt during the year ended June 30, 2004.

        Depreciation and amortization expense totaled approximately $1,348,000 for the year ended June 30, 2004, representing an increase of $3,100 from the year ended June 30, 2003. The increase is primarily due to the amortization of certain intangible assets we acquired in the Pathagon transaction which we acquired during the year ended June 30, 2002.

        The Company has been incurring losses since inception and therefore has not recorded an income tax provision for the years ended June 30, 2005 and 2004. The Company has recorded a deferred income tax benefit of approximately $0 and $1,460,000 for the years ended June 30, 2005 and 2004, respectively.

Liquidity and Capital Resources for the Year ended June 30, 2005

        We anticipate that we may continue to incur significant operating losses for the foreseeable future. There can be no assurance as to whether or when we will generate material revenues or achieve profitable operations.

        On June 30, 2005, we had cash and cash equivalents of approximately $31,408,000, short-term securities of $32,747,000 and working capital of $60,112,000. Management believes the Company has sufficient cash and cash equivalents and working capital to continue currently planned operations over the next 12 months. Although we do not currently plan to acquire or obtain licenses for new technologies, if any such opportunity arises and we deem it to be in our interests to pursue such an opportunity, it is possible that additional financing would be required for such a purpose.

        On February 8, 2005, we completed a secondary public offering in which we sold 7,500,000 common shares at $8.00 per share, with net proceeds to the Company of approximately $55.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds for further development of our lead products, for sales and marketing expenses related to the commercial launch of our lead products, for working capital and other general corporate purposes.

        On March 22, 2004, we consummated a private placement transaction, pursuant to which we raised $12.8 million and issued 2,044,514 shares of our common stock and warrants to purchase an additional 408,903 shares of our common stock at a conversion price of $7.50 per share. We recorded proceeds of $11,792,801 net of all legal, professional and financing fees incurred in connection with the offering. We consummated a second closing for this financing on May 13, 2004 in order to comply with certain contractual obligations to our holders of Series A Convertible Preferred Stock which hold preemptive rights for equity offerings. We raised an additional $3.2 million (net of all legal, professional and financial services incurred) from the second closing and issued an additional 558,384 shares of our common stock and warrants to purchase 111,677 shares of our common stock at a conversion price of $7.50 per share.

        On May 7, 2002 we authorized the issuance and sale of up to 5,920,000 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock may be converted into shares of common stock at an initial conversion price of $1.50 per share of common stock, subject to adjustment for stock splits, stock dividends, mergers, issuances of cheap stock and other similar transactions. Holders of Series A Convertible Preferred Stock also received, in respect of each share of Series A Convertible Preferred Stock purchased in a private placement which took place in May 2002, one warrant to purchase one share of our common stock at an initial exercise price of $2.00 subject to adjustment. We sold an aggregate of 5,916,666 shares of Series A Convertible Preferred Stock in the May 2002 private placement for $3.00 per share and warrants to purchase an aggregate of 5,916,666 shares of common stock, resulting in aggregate gross proceeds of approximately $17,750,000. A portion of the proceeds were used to repay in full the Jano Holdings and SCO Capital obligations upon which such facilities were terminated as well as to repay fees amounting to $1,610,000 related to the transaction.

        The Company received a nonrefundable upfront payment of $1.35 million when it entered into the co-development agreement with Genzyme and received an additional $3.5 million in December 2003 when it converted Genzyme's option to market clofarabine in the U.S. into a sublicense. Upon Genzyme's filing the New Drug Application for clofarabine with FDA, the Company received an additional
(i) $2 million in April 2004 and (ii) $2 million in September 2004. The Company deferred the upfront payment and recognized revenues ratably, on a straight-line basis over the related service period, through December 2002. The Company has deferred the milestone payments received to date and recognizes revenues ratably, on a straight line basis over the related royalty period, through March 2021. For the years ended June 30, 2005 and 2004, the Company recognized revenues of approximately $438,000 and $161,000 respectively, in connection with the milestone payments received to date.

        Deferred costs include royalty payments that became due and payable to SRI upon the Company's execution of the co-development agreement with Genzyme. The Company defers payments made to SRI and recognizes these costs ratably, on a straight-line basis concurrent with revenue that is recognized in connection with research and development costs including approximately $219,000 and $81,000 for the years ended June 30, 2005 and 2004, respectively, related to such charges.

        The Company received a nonrefundable upfront payment of $1.25 million when it entered into the License and Sublicense Agreement with Dechra in May 2003. The Company deferred the upfront payment and recognizes revenues ratably, on a straight-line basis over the related royalty period, currently through September 2022. The Company recognized revenues of approximately $87,000 and $114,000 in connection with the upfront payment from Dechra for the years ended June 30, 2005 and 2004, respectively.

        Deferred costs include royalty payments that became due and payable to Stegram Pharmaceuticals Ltd. upon the Company's execution of the License and Sub-License Agreement with Dechra in May 2003. The Company defers payments made to Stegram and recognizes these costs ratably, on a straight-line basis concurrent with revenue that is recognized in connection with the Dechra agreement. Research and development costs related to this agreement include approximately $17,400 and $23,000 for the years ended June 30, 2005 and 2004, respectively.

The Company has the following commitments as of June 30, 2005:


                          Total      2006     2007      2008     2009      2010      Thereafter

Occupancy lease       1,676,140   559,199  326,401   316,216  316,216   158,108               0
Contractual
obligations             433,270   213,786  219,484         0        0         0               0
                   ----------------------------------------------------------------------------
Total                 2,109,410   772,985  545,885   316,216  316,216   158,108               0
                   ============================================================================


Off-balance sheet arrangements

        We have no off-balance sheet arrangements.

Restatement

        On May 23, 2005, management and the audit committee of the Company concluded that financial statements included in its annual report on Form 10-KSB for the fiscal year ended June 30, 2004, should not be relied upon because of a requirement to correct the Company's tax accounting related to the acquisition of Pathagon, Inc. in February 2002 which was identified during the review process of the financial statements to be included in the Company's quarterly report on Form 10-QSB for the quarter ended March 31, 2005. Accordingly, the Company restated its financial statements included in its annual report on Form 10-KSB for the year ended June 30, 2004 (the "10-KSB/A"). The Company's 10-KSB/A was filed on June 29, 2005.

        On May 24, 2005, the Company received a notice from the Nasdaq staff indicating that the Company was not in compliance with Nasdaq's requirements for the continued listing due to its failure to timely file its Form 10-QSB for the period ended March 31, 2005, as required under Marketplace Rule 4310(c)(14) and that therefore its common stock was subject to delisting from The Nasdaq Stock Market. The notice does not by itself result in immediate delisting of the common stock, although Nasdaq stated that unless the Company timely requested a hearing, the Company's securities would be delisted from The Nasdaq Stock Market at the opening of business on June 2, 2005. The Company made a timely request for a hearing with the Nasdaq Listing Qualifications Panel to review the Nasdaq staff's determination which stayed the delisting pending the hearing and a determination by the Nasdaq Listing Qualifications Panel. On June 29, 2005, the Nasdaq Listings Qualifications Panel approved Bioenvision's request for continued listing on the Nasdaq National Market and the fifth character "E" was removed from Bioenvision's trading symbol on the opening of trading on Friday, July 1, 2005.

Subsequent Events

         As disclosed in Bioenvision's current report on Form 8-K filed on November 28, 2005, on November 21, 2005, Bioenvision, Inc. (the "Company") received a Nasdaq Staff Determination Letter (the "Letter") indicating that the Company failed to comply with Nasdaq Marketplace Rules 4350(c)(4)(A) and 4350(c)(4)(B), requirements for continued listing on the Nasdaq Stock Market and that the Company's common stock was therefore subject to delisting. Rules 4350(c)(4)(A)and (B) provide:

         (4) Nomination of Directors
         (A) Director nominees must either be selected, or recommended for the board's selection, either by:
                     (i) a majority of the independent directors, or
                     (ii) a nominations committee comprised solely of independent directors.
         (B) Each issuer must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws

         Upon receipt of the Letter, the Company's board of directors (the "Board") adopted resolutions approving a director nomination policy whereby in connection with the nomination of candidates to the Board, director nominees will either be selected, or recommended for the Board's selection, by a majority of the independent directors of the Board. In addition, the Company certified to the Nasdaq Staff that it has taken this action and is in compliance with Rules 4350(c)(4)(A) and 4350(c)(4)(B). On November 23, 2005, the Company received a notification from the Nasdaq Staff that it had regained compliance with Rules 4350(c)(4)(A) and 4350(c)(4)(B) and that the matter was closed.

Recent Accounting Pronouncements

        On July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123
(R)"), requiring the Company to recognize expense related to the fair value of stock-based compensation. The modified prospective transition method was used as allowed under SFAS No. 123 (R). Under this method, the stock-based compensation expense includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation"; and (b) compensation expense for all stock-based compensation awards granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 (R). Prior to the adoption of SFAS 123 (R), the Company had accounted for stock based compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees", as permitted by SFAS No. 123, "Accounting for Stock Based Compensation." Under APB Opinion No. 25, no stock-based employee compensation cost is reflected in reported net loss, when options granted to employees have an exercise price equal to the market value of the underlying common stock at the date of grant.

        In December 2004, the FASB issued SFAS 153 "Exchange of Nonmonetary Assets". This statement was a result of a joint effort by the FASB and the International Accounting Standards Board, or IASB, to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", for non-monetary exchanges of similar productive assets. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement was effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of the company.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS 151 amends Accounting Research Bulletin, or ARB, No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is the result of a broader effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the results of operations or financial position of the company.

                                    BUSINESS

Overview

        We are a product-focused biopharmaceutical company with two approved cancer therapeutics. In December 2004, the Food and Drug Administration, or FDA, approved our lead cancer product, clofarabine, for the treatment of pediatric acute lymphoblastic leukemia, or ALL, in patients who are relapsed or refractory to at least two prior regimens of treatment. We believe clofarabine is the first new medicine initially approved in the United States for children with leukemia in more than a decade. Clofarabine has received Orphan Drug designation in the U.S. and the E.U. Genzyme Corporation, our co-development partner, currently holds marketing rights in the U.S. and Canada for clofarabine for certain cancer indications and currently controls U.S. development of clofarabine in these indications. Genzyme is marketing clofarabine under the brand name Clolar(R) in the U.S. In Europe, we have filed for approval of clofarabine in pediatric ALL with the European Medicines Evaluation Agency, or EMeA. If approved, we anticipate commencing sales in Europe during the first half of calendar 2006 through a dedicated European sales force. We are selling our second product, Modrenal(R), in the U.K., through our sales force of eight sales specialists. Modrenal(R) is approved in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

         If we receive additional European approvals for our products, we intend to expand our sales force by adding up to six to 10 sales specialists in each of five other key regions within the E.U. which include the countries of France, Germany, Italy, Spain, Portugal, Netherlands, Austria, Belgium, Denmark and Sweden. Further, we intend to penetrate all of the other markets within the E.U. upon establishing traction in the E.U's major markets.

Products and pipeline

       Candidate           Indication       Status                 U.S. and Canada Ex-U.S. and
                                                                   rights          Canada
                                                                                   rights
       ------------------- ---------------- ---------------------- --------------- -------------
       Clofarabine         Relapsed or      Marketed in U.S.       Genzyme         Bioenvision
       (Clolar(R))         Refractory       (pediatric); Filed
                           Acute            in E.U. (pediatric)
                           Lymphoblastic
                           Leukemia (ALL)
       ------------------- ---------------- ---------------------- --------------- -------------
                           Acute            Phase II in E.U.       Genzyme         Bioenvision
                           Myelogenous      (adult)
                           Leukemia (AML)
       ------------------- ---------------- ---------------------- --------------- -------------
                           Refractory       Phase II in U.S.       Genzyme         Bioenvision
                           Chronic          (adult)
                           Lymphocytic
                           Leukemia (CLL)
       ------------------- ---------------- ---------------------- --------------- -------------
                           Solid Tumors     Phase I (Intravenous)  Genzyme         Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
                           Solid Tumors     Phase I (Oral)         Genzyme         Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
                           Non-Cancer       Developmental          Bioenvision     Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
       Modrenal(R)         Breast Cancer    Marketed in U.K.;      Bioenvision     Bioenvision
                                            Phase IV in U.K.;
                                            Phase II in U.K.
       ------------------- ---------------- ---------------------- --------------- -------------
                           Prostate Cancer  Phase II in U.S.       Bioenvision     Bioenvision
       ------------------- ---------------- ---------------------- --------------- -------------
       Virostat            Hepatitis C      Investigator           Bioenvision     Bioenvision
                                            Sponsored Phase II
                                            in Europe and Middle
                                            East
       ------------------- ---------------- ---------------------- --------------- -------------

Our Products

Clofarabine (Clolar(R))

        On December 28, 2004, clofarabine was approved by the FDA after a "fast track" review for the treatment of pediatric patients, ages one to 21, with relapsed or refractory ALL after at least two prior regimens. Genzyme currently maintains rights to market the drug for certain cancer indications in the U.S. and Canada and we are currently receiving royalties on these sales. Genzyme is marketing clofarabine under the brand name Clolar(R). We also submitted a Marketing Authorization Application, or MAA, the European equivalent of a U.S. new drug application, or NDA, with the EMeA in July 2004 for European approval of clofarabine in relapsed or refractory pediatric acute leukemia. We expect an opinion from the EMeA in the second half of calendar 2005. Clofarabine received Orphan Drug designation in the U.S. and in Europe, which provides ten years of marketing exclusivity in Europe and seven years of marketing exclusivity in the U.S. Further, in July 2004, the FDA granted a six-month extension of the marketing exclusivity for clofarabine in pediatric ALL under the federal Best Pharmaceuticals for Children Act.

        Pediatric leukemia is the most prevalent form of cancer among children up to age 19 in the U.S. It is estimated that approximately 3,400 children were diagnosed with leukemia in the U.S. in 2004, with ALL accounting for over 75% of the incidence rate. Although survival rates for childhood leukemia have improved significantly since the early 1970's, approximately 20% of pediatric patients with ALL and 60% of pediatric patients with AML do not achieve long-term survival and we believe there is a medical need for new agents to treat this population of patients. Clofarabine is approved for the treatment of pediatric patients, ages one to 21, with relapsed or refractory ALL after at least two prior regimens. The adult leukemia market represents a potentially significantly larger commercial opportunity with over 11,500 patients with AML and over 8,000 patients with CLL, diagnosed each year within the U.S. Based on population and incidence rates data, we believe that the E.U. patient population with pediatric leukemias and adult AML and CLL approximates that of the U.S.

        Clofarabine is a purine nucleoside analog, which is a small molecule, that we are developing with Genzyme, our co-development partner, for the treatment of acute and chronic leukemias, lymphomas and solid tumors. Clofarabine attacks cancer cells by damaging DNA in cancer cells, preventing DNA repair by damaged cancer cells, damaging the cancer cell's important control structures, and initiating the process of programmed cell death, or apoptosis, in cancer cells. Clofarabine appears to combine many of the favorable properties of the two most commonly used purine nucleoside analog drugs, fludarabine and cladribine, but appears to have greater potency at damaging the DNA of leukemia cells and a broader range of clinical activity.

        In the U.S., pivotal Phase II clinical trials were conducted for the treatment of relapsed or refractory acute leukemia in children and a NDA was filed by Genzyme with the FDA in March 2004, based upon the interim results of 70 patients enrolled in these two trials. In August of 2004, clinical data on an additional cohort of 14 patients were submitted to the FDA and of the aggregate ALL group of 49 patients, a 31% overall response rate was achieved, and of the aggregate AML group of 35 patients, a 26% overall response rate was achieved.

        In Europe, we facilitated an investigator sponsored trial, or an IST, of clofarabine as first line therapy for older adult patients with AML who were unsuitable for intensive chemotherapy. The IST was closed to recruitment in August 2004 because a 67% overall response rate was achieved. This response rate was more than three times greater than the expected response rate under the current standard of care for this patient population and the investigator determined that these positive results warranted accelerated initiation of the Phase II regulatory study of clofarabine as a first-line treatment for older adult patients newly diagnosed with AML. We expect to complete the Phase II trial in calendar 2005 and anticipate that it will form the basis for an E.U. regulatory submission for approval in this indication.

        On December 1, 2004 the FDA's Oncologic Drug Advisory Committee, or ODAC, convened to determine if clinical data from Phase II trials in relapsed and refractory pediatric ALL and AML demonstrated a durable clinical response that would predicate a clinical benefit in future clinical administration. The panel voted in favor of the approval of clofarabine for pediatric ALL under its accelerated approval pathway and voted against immediate marketing in pediatric AML, requesting additional information. In connection with the approval that was granted by the FDA, Genzyme is required to conduct further controlled clinical studies of clofarabine to verify and describe its clinical benefit in ALL.

        Clofarabine is currently being evaluated in an IST Phase II clinical trial for refractory CLL in the U.S. In addition, commencing in Q1 2006, we intend to investigate clofarabine in European Phase II clinical trials for CLL and indolent lymphoma. In pre-clinical studies, clofarabine has shown anti-tumor activity against several human cancers, including cancers of the lung, colon, kidney, breast, pancreas and prostate, as well as its action against leukemia cells. The initial data from the Phase I clinical trials indicate activity for clofarabine in certain solid tumor types. We believe this level of activity against solid tumors distinguishes clofarabine from other purine nucleoside analogs. We intend to develop clofarabine as a potential drug for the treatment of certain solid tumors, such as colon, pancreatic, lung, breast and prostate cancer. Currently, we anticipate the initial Phase I clinical trials for clofarabine, using both the oral and intravenous formulations, in solid tumors will be completed by end of calendar year 2005.

        Pursuant to the terms of our co-development agreement with Genzyme, the successor-in-interest to ILEX Oncology, Inc., both parties are required to share promptly all information, including clinical data, generated under the co-development program and Genzyme is obligated to pay all of the U.S. and Canadian research and development costs and 50% of all approved ex-U.S. and Canada research and development costs (except for Japan and Southeast Asia and except for non-cancer indications). If additional resources are required above the agreed upon costs, we may elect to pay these additional costs and certain of these payments will be credited against future royalty payments to Genzyme at the rate of $1.50 for every $1.00 of additional expenditures. Under the co-development agreement with Genzyme, we receive royalties on Genzyme's annual net sales on a sliding scale based on the level of annual net sales. Similarly, we pay a royalty to Genzyme and Southern Research Institute, or SRI, the inventor of clofarabine, on our European annual net sales.

        Pursuant to the terms of our co-development agreement with SRI, we have the exclusive license to market and distribute clofarabine throughout the world for all human applications except for certain U.S. and Canadian cancer indications and except for any indications in Japan and Southeast Asia. Our exclusive license expires upon the last to expire of the patents used or useful in connection with the development and marketing of clofarabine, which we expect to expire in 2021. In addition, we hold an exclusive option from SRI to market and distribute clofarabine in Japan and Southeast Asia for all human applications. We intend to convert the option to a license upon sourcing an appropriate co-marketing partner to develop these rights in Japan and Southeast Asia.

Modrenal(R)

        We currently market Modrenal(R) (trilostane) in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. We have a team of eight sales specialists and two marketing executives selling and marketing Modrenal(R) in the U.K.

        Modrenal's(R) approved indication enables us to promote Modrenal(R) for use immediately after relapse to initial hormone therapy such as tamoxifen or one of a class of drugs known as aromatase inhibitors (including Faslodex and Arimidex). However, we are initially positioning Modrenal(R) as a third or fourth line treatment option in post-menopausal advanced breast cancer. In the five largest E.U. countries (France, Germany, Italy, Spain and the U.K.), we believe approximately 520,000 women are currently living with post-menopausal advanced breast cancer of which over a third require third or fourth line agents following prior treatment failure.

        Modrenal(R) has been extensively studied in clinical trials in the U.S., Europe and Australia, and an analysis, known as a meta-analysis, of a series of these clinical studies, that together included 714 patients with post-menopausal advanced breast cancer who received Modrenal(R) has been conducted. Overall, a clinical benefit rate of 35% was achieved in patients with both hormone-sensitive and hormone-insensitive breast cancers. Generally, a clinical benefit is achieved when a patient's disease disappears, is decreased by greater than fifty percent or is stabilized for at least six months. In a sub-set analysis of these clinical trial data, a clinical benefit rate of 46% was achieved for 351 patients with hormone-sensitive breast cancer who had responded to one or more prior hormonal therapies and were given Modrenal(R) upon relapse of the cancer. In one of the studies which was conducted in Australia, a clinical benefit rate of 55% was achieved for 64 patients who received Modrenal(R) having previously responded to tamoxifen and subsequently relapsed. We believe these data compare favorably to currently marketed aromatase inhibitors and other agents given as second line or subsequent therapies. Furthermore, Modrenal(R) has an acceptable side-effect profile. On the basis of these data, Modrenal(R) was granted a product license in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

        We began marketing Modrenal(R) in May 2004 in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. We also intend to seek regulatory approval for Modrenal(R) in the U.S. as a therapy for hormone-sensitive breast cancers and hormone independent prostate cancers, but this strategy is dependent upon the results of the ongoing clinical trials and the resource capability of the Company. Our ongoing clinical trials in breast cancer target patients that have hormone-sensitive cancers and have become refractory to prior hormone treatments, such as tamoxifen or any of the aromatase inhibitors. In addition, there is an ongoing Phase II clinical trial of Modrenal(R) in the U.S. that is focused on patients who have androgen independent prostate cancer and have a rising prostate specific antigen, or PSA, level.

        In mid-2005 we began enrollment in a U.K., Phase IV study in post-menopausal advanced breast cancer, a Phase II study in pre-menopausal breast cancer and a Phase II study in neo-adjuvent, pre-operative breast cancer. We plan to use the data from these clinical trials to support a filing process for mutual recognition for approval of Modrenal(R) on a country-by-country basis in Europe. Each such approval, if granted, would be based upon Modrenal's(R) approval in the U.K. for post-menopausal advanced breast cancer following relapse to initial hormone therapy. The grant of any such approval is entirely within the control of the individual regulatory authorities.

        We have the exclusive right to market and distribute Modrenal(R) throughout the world for all human applications, except for South Africa and Japan where the drug is marketed for the treatment of low-renin hypertension. Our exclusive license expires upon the last to expire of the patents used or useful in connection with the marketing of Modrenal(R). Given that we have new patent applications filed, which are subject to issuance, we expect the last of our underlying patents to expire in 2020.

Other Products and Technologies

        We anticipate that revenues derived from our two lead drugs, clofarabine and Modrenal(R) will permit us to further develop the other products currently in our product pipeline. The work to date on these compounds has been limited because of the need to concentrate on clofarabine and Modrenal(R) but management believes these compounds have potential value.

Virostat

        Virostat, especially when irradiated by light, acts by preventing replication of nucleic acid (DNA and RNA) in pathogens. Investigator sponsored Phase II clinical trials are ongoing in Europe and the Middle East to study Virostat's use in treating hepatitis C virus infection and we announced interim results at the UBS Global Life Sciences Conference in New York on September 28, 2005. Virostat was given to 25 patients with genotype 4 hepatitis C who had failed a prior treatment, including interferon in many of the patients. Sixteen (64%) of the patients had cirrhosis. Virostat was given orally for 100 days and measurement of the viral load was made at 50 days. At 50 days, 22 (88%) patients had shown a reduction in viral load of greater than 70%. Of these responders, 14 (64%) had a clearance of greater than 90%, with four responders having complete viral clearance.

        Seven of the 25 patients have had viral load measured at 100 days. Six of these patients show continued reduction in viral load and the seventh patient, who had been one of the three non-responders at 50 days, had a greater than 90% reduction in viral load. No major adverse events were noted.

        Methylene blue is currently used in several European countries to inactivate pathogens, notably certain viruses, in fresh frozen plasma. Prior to the fourth quarter of 2005, we tested for impairment our methylene blue intangibles acquired in connection with the Pathagon acquisition and determined that, based on our assumptions, the sum of the expected future cash flows, undiscounted and pertaining solely and exclusively to approved indications, exceeded the carrying value of its long-lived assets and therefore we did not recognize an impairment. Due to the loss of an intellectual property patent suit relating to the international use of methylene blue in fresh frozen plasma we re-evaluated the intangible asset relating to methylene blue at June 30, 2005. At that date, we estimated that our undiscounted future cash flows, again relating solely and exclusively to approved uses of methylene blue, were less than the carrying value. As a result, we recognized a non-cash impairment loss of $5,276,000, equal to the difference between the estimated future cash flows for approved uses of methylene blue, discounted at an appropriate rate, and the carrying amount of the asset. Making the impairment determination and the amount of impairment requires significant judgment by management and assumptions with respect to the future cash flows. Changes in events or circumstances that may affect long-lived assets makes judgments and assumptions with respect to the future cash flows highly subjective.

Velostan

        Velostan is a cytostatic drug we are investigating in Europe. Velostan is the first compound in a group of chemically related compounds that are believed to work by blocking cell division and reversing the malignant process in the cancer cell. We believe the optical isomer we have developed is more active and less toxic than its parent compound.

OLIGON(R) Technology

        With the acquisition of Pathagon in February 2002, we acquired patents, technology and technology patents relating to OLIGON(R) anti-infective technology, and have licensed rights from Oklahoma Medical Research Foundation for the use of thiazine dyes, including methylene blue, for other anti-infective uses.

        The OLIGON(R) technology is based on the antimicrobial properties of silver ions. The broad spectrum activity of silver ions against bacteria, including antibiotic-resistant strains, has been known for decades. OLIGON(R) materials have application in a wide range of devices and products, including vascular access devices, urology catheters, pulmonary artery catheters and thoracic devices, renal dialysis catheters, orthopedic devices and several other medical and consumer product applications. One application of the OLIGON(R) technology has been licensed to a third party, which is currently marketing the technology in its line of short-term vascular access catheters. Six U.S. patents for the OLIGON(R) technology have been granted and additional patents have been filed. In addition, patents have been filed in Europe, Canada and Japan.

Gene Therapy Technology

        Our product portfolio also includes a variety of gene therapy products that, we believe, may offer advancements in the field of cancer treatment and may have additional applications in certain non-cancer diseases such as diabetes, cystic fibrosis and other auto-immune disorders. Pursuant to a co-development agreement with the Royal Free and University College Medical School and a Canadian biotechnology company, we are developing gene vector technologies which, based on pre-clinical research and early Phase I clinical trials, we believe have potential in a wide array of clinical conditions. To date, the technology has undergone small-scale clinical testing with the albumin and thrombopoietin genes. The results showed the technology is capable of producing a prolonged elevation in serum albumin levels in cancer and cirrhosis patients with hypo-albuminemia, a serious physiological disorder.

Animal Health Products

        We also have one animal health product, Vetoryl(R) (trilostane), at market in the United Kingdom for the treatment of Cushing's disease in dogs. In November 2001, we granted to Arnolds Ltd., a major distributor of animal products in the U.K., the right to market the drug for a six-month trial period, after which time, if the results were satisfactory to Arnolds, we would enter into a licensing arrangement whereby Arnolds would pay royalties to us on sales from April 2002 onward. During the trial period, Arnolds posted more than $400,000 of sales of the drug. Arnolds has licensed the drug from us for sale in the U.K. market in consideration of a payment of a 5% royalty on sales. Separately, in May 2003, we granted to Dechra Pharmaceuticals, PLC, an affiliate of Arnolds Ltd., the exclusive right to market the drug in the U.S. for $5.5 million of total consideration (including milestone payments) and a royalty of 2%-4% of annual net sales.

Patents and Proprietary Rights

        Our success will depend, in part, upon our ability to obtain and enforce protection for our products under U.S. and foreign patent laws and other intellectual property laws, preserve the confidentiality of our trade secrets and operate without infringing the proprietary rights of third parties. Our policy is to file patent applications in the U.S. and/or foreign jurisdictions to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. Also, we will rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop a competitive position.

        Through our current license agreements, we have acquired the right to utilize the technology covered by several issued patents and patent applications, as well as additional intellectual property and know-how that could be the subject of further patent applications in the future. We evaluate the desirability of seeking patent or other forms of protection for our products in foreign markets based on the expected costs and relative benefits of attaining this protection. There can be no assurance that any patents will be issued from any applications or that any issued patents will afford adequate protection to us. Further, there can be no assurance that any issued patents will not be challenged, invalidated, infringed or circumvented or that any rights granted thereunder will provide competitive advantages to us. Parties not affiliated with us have obtained or may obtain U.S. or foreign patents or possess or may possess proprietary rights relating to our products. There can be no assurance that patents now in existence or hereafter issued to others will not adversely affect the development or commercialization of our products or that our planned activities will not infringe patents owned by others.

        As a result of the licenses described above, we are the exclusive licensee or sublicensee of three U.S. patents expiring in 2005, 2008 and 2014 relating to compounds, pharmaceutical compositions and methods of use encompassing clofarabine. We have also filed two United States patent applications relating to the use of clofarabine in autoimmune diseases. Although the composition of matter patents to trilostane have expired, we are the exclusive licensee of several United States and foreign patent applications relating to the use of trilostane alone or in combination with anticancer agents and the exclusive licensee to a manufacturing process patent for trilostane. In addition, for Gene Therapy we have international process and use patent applications filed which, if patents are issued, will expire in April 2018 and for OLIGON we have process, use and composition of matter patents in the U.S. and internationally which expire on or before April 2019 and a patent application in Japan which expires in October 2018.

        We could incur substantial costs in defending ourselves in infringement suits brought against us or any of our licensors or in asserting any infringement claims that we may have against others. We could also incur substantial costs in connection with any suits relating to matters for which we have agreed to indemnify our licensors or distributors. An adverse outcome in any litigation could have a material adverse effect on our business and prospects. In addition, we could be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any of these licenses would be made available on terms acceptable to us, or at all. If we are required to, and do not obtain any required licenses, we could be prevented from, or encounter delays in, developing, manufacturing or marketing one or more of our products.

        We also rely upon trade secret protection for our confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose this technology or that we can meaningfully protect our trade secrets.

        It is our policy to require our employees, consultants and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment or consulting relationships or a collaboration with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law.

Sales and Marketing

        Currently we have an arrangement in place with Genzyme for the co-development and marketing of one of our lead products, clofarabine, and another arrangement with Edwards Lifesciences for the marketing of short-term vascular access catheters using the OLIGON(R) technology. We have also engaged in our own marketing and sales efforts in connection with the marketing and sale of Modrenal(R) in the U.K. If we receive additional European approvals for our products, we intend to expand our sales force by adding up to six to 10 sales specialists in each of five other key regions within the E.U. However, in order to market any of our products effectively, we would need to establish a much more integrated marketing and sales force with technical expertise and distribution capability or contract with other pharmaceutical and/or health care companies with distribution systems and direct sales forces.

        Our marketing policy is to generate awareness of our products and target the two key audiences for our products, doctors and patients. Medical education is also a priority, with the use of peer-opinion leaders, clinical trials at major centers, satellite symposia and conferences, product advertising in specific scientific journals and trained sales personnel. Patient education is carefully controlled and is important to our marketing approach.

Manufacturing

        Our strategy is to enter into collaborative arrangements with other companies for the clinical testing, manufacture and distribution of the products. Manufacturers of our products will be subject to Good Manufacturing Practices prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities, which may change from time to time. We do not have and do not intend to establish any internal product testing, manufacturing or distribution capabilities.

Research and Development

        In developing new products, we consider a variety of factors including:
(i) existing or potential marketing opportunities for these products; (ii) our capability to arrange for these products to be manufactured on a commercial scale; (iii) whether or not these products complement our existing products;
(iv) the opportunities to leverage these products with the development of additional products; and (v) the ability to develop co-marketing relationships with pharmaceutical and/or other companies with respect to the products. We intend to fund future research and development activities at a number of medical and scientific centers in Europe and the United States. Costs related to these activities are expected to include: clinical trial expenses; drug production costs; salaries and benefits of scientific, clinical and other personnel; patent protection costs; analytical and other testing costs; professional fees; and insurance and other administrative expenses. We have spent approximately $10,895,000 and $4,883,000 on research and development activities for the fiscal years ended June 30, 2005 and 2004 respectively.

Government Regulation

        The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug delivery products.

        The process required by the FDA under the new drug provisions of the Federal Food, Drug and Cosmetics Act before our products may be marketed in the United States generally involves the following:

        o       pre-clinical laboratory and animal tests;

        o submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

        o adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use;

        o       submission to the FDA of a new drug application; and

        o       FDA review and approval of the new drug application.

        The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

        Pre-clinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. There is no certainty that pre-clinical trials will result in the submission of an IND or that submission of an IND will result in FDA authorization to commence clinical trials.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution where the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Human clinical trials are typically conducted in three sequential phases which may overlap:

        PHASE I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion;

        PHASE II: Studies are conducted in a limited patient population to identify possible short term adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage;

        PHASE III: Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites. Phase III or IIb/III trials are often referred to as pivotal trials, as they are used for the final approval of a product.

        In the case of products for life-threatening diseases such as cancer, the initial human testing is often conducted in patients with disease rather than in healthy volunteers. Since these patients already have the targeted disease or condition, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and so these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, we, the FDA, the institutional review board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of a new drug application for approval of the marketing and commercial shipment of the product. The FDA may deny a new drug application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if the additional data is submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards for production and distribution is not maintained or if safety problems occur after the product reaches the market. In addition, the FDA requires surveillance programs to monitor approved products which have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

        The FDA has a Fast Track program intended to facilitate the development and expedite the review of drugs that demonstrate the potential to address unmet medical needs for treatment of serious or life-threatening conditions. Under this program, if the FDA determines from a preliminary evaluation of clinical data that a fast track product may be effective, the FDA can review portions of a new drug application for a Fast Track product before the entire application is complete, and undertakes to complete its review process within six months of the filing of the new drug application. The FDA approval of a Fast Track product can include restrictions on the product's use or distribution such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or expertise. The FDA may grant conditional approval of a product with Fast Track status and require additional clinical studies following approval.

        Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data from pre-clinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after the FDA approves a product, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

        Any products manufactured or distributed under FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon manufacturers and their third party manufacturers

        We are subject to numerous other federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

        We also are subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products which we sell outside the U.S. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. Whether or not we obtain FDA approval, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before manufacturing or marketing the product in those countries. The approval process varies from country to country and the time required for these approvals may differ substantially from that required for FDA approval. We cannot be assured that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the U.S., the clinical stages generally are comparable to the phases of clinical development established by the FDA.

Competition

        The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are developing cancer drugs similar to ours. There are products on the market that will compete directly with the products that we are seeking to develop. In addition, colleges, universities, government agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies. These companies and institutions also compete with us in recruiting qualified scientific personnel. Many of our competitors have substantially greater financial, research and development, human and other resources than we do. Furthermore, large pharmaceutical companies have significantly more experience than we do in preclinical testing, human clinical trials and regulatory approval procedures. Our competitors may develop safer or more effective products than ours, obtain patent protection or intellectual property rights that limit our ability to commercialize products, or commercialize products more quickly than we can.

        We expect technology developments in our industry to continue to occur at a rapid pace. Commercial developments by our competitors may render some or all of our potential products obsolete or non-competitive, which would materially harm our business and financial condition.

Employees

        As of December 7, 2005, we had 30 full-time employees based in New York, New York, and Edinburgh, Scotland. Of these, 3 are in management, 4 are in legal/accounting, 10 are in sales/marketing, 5 are in administration and 8 are in research and development. We believe our relationships with our employees are satisfactory.

Description of Property

        As of the date of this report we do not own any interest in real property. We currently lease 5,549 square feet of office space at our principal executive offices at 345 Park Avenue, 41st Floor, New York, New York 10154 for base rent of approximately $26,351 per month. These facilities are the center for all of our administrative functions in the United States. Also, we rent approximately 2,437 square feet of office space in Edinburgh, Scotland for approximately (pound)14,400 per month. To date, most of our drug development programs have been conducted at scientific institutions around the world. It is our policy to continue development at leading scientific institutions in the U.S. and Europe. We do not plan to conduct laboratory research in any of our facilities in the near future, rather, we plan to conduct research through collaborative arrangements with SRI and others.

Legal Proceedings

         On December 19, 2003, the Company filed a complaint against Dr. Deidre Tessman and Tessman Technology Ltd. (the "Tessman Defendants") in the Supreme Court of the State of New York, County of New York (Index No. 03-603984). An amended complaint alleges, among other things, breach of contract and negligence by Tessman and Tessman Technology and demands judgment against Tessman and Tessman Technology in an amount to be determined by the Court. The Tessman Defendants removed the case to federal court, then remanded it to state court and served an answer with several purported counterclaims. The Company denies the allegations in the counterclaims and intends to pursue its claims against the Tessman Defendants vigorously. Each of the parties has moved for summary judgment dismissing all but one of the claims of the other parties. Those motions have all been denied by the Court, and a trial date has been set for early 2006.

Corporate Information

        We were incorporated as Express Finance, Inc. under the laws of the State of Delaware on August 16, 1996, and changed our name to Ascot Group, Inc. in August 1998 and further to Bioenvision, Inc. in January 1999. Our principal executive offices are located at 345 Park Avenue, 41st Floor, New York, New York 10154. Our telephone number is (212) 750-6700 and our fax number is (212) 750-6777. Our website is www.bioenvision.com. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.


           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our excess cash is invested in certificates of deposit with various short-term maturities. We hold no derivative financial instruments and we do not currently engage in hedging activities. We do not have any outstanding debt. Accordingly, due to the maturity and credit quality of our investments, we are not subjected to any substantial risk arising from changes in interest rates, currency exchange rates and commodity and equity prices. However the company does have some exposure to foreign currency rate fluctuations arising from maintaining an office for the Company's U.K. based, wholly owned subsidiary which transacts business in the local functional currency. Management periodically reviews such foreign currency risk and to date has not undertaken any foreign currency hedges through the use of forward exchange contracts or options and does not foresee doing so in the near future.


                                   MANAGEMENT


Directors

        The following table sets forth information as to our directors as of December 2, 2005, together with their positions and ages.

    Name of                       Age                      Position
    Director

Christopher B. Wood, M.D.         59     Chairman of the Board and Chief
                                         Executive Officer
Michael Kauffman, M.D.            42     Director
Thomas Scott Nelson, C.A.         66     Director
Steve A. Elms                     41     Director
Andrew Schiff, M.D.               39     Director

Set forth below is the name, principal occupation for the last five years, selected biographical information and the period of service as director of each of the directors.

Christopher B. Wood, M.D. has served as our chairman of the board of directors and chief executive officer since January 1999. From January 1997 to December 1998, Dr. Wood was chairman of the board of Eurobiotech, Inc., a Delaware company. From March 1994 to January 1997, Dr. Wood was a specialist surgeon in the National Health Service in the United Kingdom. From April 1979 to March 1991, Dr. Wood was a specialist surgeon at The Royal Postgraduate Medical School, London, England. Dr. Wood holds an M.D. from the University of Wales School of Medicine and the Fellowship of the Royal College of Surgeons of Edinburgh.

Michael Kauffman M.D., Ph.D. was named a director in January 2004. Dr. Kauffman is currently the president and chief executive officer of Predix Pharmaceuticals. Prior to that he was the vice president, medicine, and Proteasome Inhibitor (VELCADE(TM)) Program Leader at Millennium Pharmaceuticals Inc. Prior to that, Dr. Kauffman held senior positions at Millennium Predictive Medicine, Inc., as cofounder and vice president of Medicine, and at Biogen Corporation. Dr. Kauffman received his M.D. and Ph.D. (molecular biology and biochemistry) at Johns Hopkins and his postdoctoral training at Harvard University. He is board certified in internal medicine, and comes with over 10 years of experience in drug discovery and development.

Thomas Scott Nelson, C.A. was named a director in May 1998. Mr. Nelson served as our chief financial officer from May 1998 to September 2002. From 1996 to 1999, Mr. Nelson served as the director of finance of the management board of the Royal & Sun Alliance Insurance Group. From 1991 to 1996, Mr. Nelson served as group finance director of the main board of Sun Alliance Insurance Group. He has served as chairman of the United Kingdom insurance industry committee on European regulatory, fiscal and accounting issues. He has also worked with Deloitte in Paris and as a consultant with PA Consultants Management. Mr. Nelson is a member of the Institute of Chartered Accountants of Scotland and a fellow of the Institute of Cost and Management Accountants. Mr. Nelson holds a B.A. degree from Cambridge University.

Steven A. Elms was named a director in May 2002. Mr. Elms serves as a managing director of the Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros BioPharmaceutical Fund, LP. For five years prior to joining Perseus-Soros, Mr. Elms was a principal in the Life Science Investment Banking group of Hambrecht & Quist (now J.P. Morgan H&Q). Mr. Elms also serves as a director of Adams Respiratory Therapeutics, Inc.

Andrew Schiff, M.D. was named a director in May 2002. Dr. Schiff currently serves as a managing director of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, LP. Over the last 10 years, Schiff has practiced internal medicine at The New York Presbyterian Hospital where he maintains his position as a Clinical Assistant Professor of Medicine. Dr. Schiff also serves as a director of Adams Respiratory Therapeutics, Inc.

Committees of the Board of Directors


        The Board of Directors currently has two standing committees; the Audit Committee and the Compensation Committee.

        All nominees are currently members of the Board of Directors. The Board of Directors does not currently have a standing Nominating Committee. The Board of Directors has adopted a director nomination policy whereby in connection with the nomination of candidates to the Company's Board, director nominees will either be selected or recommended for the Board's selection, by a majority of the independent directors in accordance with NASDAQ Marketplace Rule 4350(c)(4)(A).

        The Audit Committee is comprised of Messrs. Elms and Nelson and Drs. Schiff and Kauffman; with Mr. Elms serving as Chairman of the Audit Committee. All current and proposed Audit Committee members are independent, as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. All members of the Audit Committee are financially literate and the Board of Directors has determined that Mr. Nelson
(i) is an "audit committee financial expert" and (ii) is independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The Audit Committee recommends that the Company's independent accountants audit our financial statements, which includes an inspection of our books and accounts, and reviews with such accountants the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report or our internal accounting and auditing system procedures. The Board of Directors has adopted a written charter of the Audit Committee.

        The Compensation Committee is comprised of Mr. Elms and Drs. Schiff and Kauffman; with Dr. Kauffman serving as Chairman of the Compensation Committee. The function of the Compensation Committee is to review and approve the compensation of executive officers and establish targets and incentive awards under our incentive compensation plans.

        During the fiscal year ended June 30, 2005, (i) the Board of Directors held 6 meetings; (ii) the Audit Committee held 11 meetings and (iii) the compensation committee held 3 meetings. During the fiscal years ended June 30, 2005, each director attended at least 75% of the meetings of the Board of Directors and meetings of committees on which he served.

Compensation of Directors

        Our policy is that non-management directors are entitled to receive a director's fee of $2,000 per meeting for attendance at meetings of the board of directors that they attend in person, $1,000 per meeting for attendance at meetings of committees the board of directors that they attend in person, and $250 for each board or committee meeting they attend by teleconference, in addition, they are reimbursed for actual expenses incurred in respect of such attendance. We do not separately compensate employees for serving as directors. We do not provide additional compensation for committee participation or special assignments of the board of directors.

        In connection with joining our board of directors, on January 20, 2004, Dr. Michael Kauffman was granted an option to purchase 25,000 shares of our common stock at an exercise price of $4.55 (the fair market value of our common stock, on the date of the grant), 12,500 of which vest on January 20, 2005 with the remaining 12,500 vesting on January 20, 2006.

                          EXECUTIVE AND SENIOR OFFICERS

        Set forth below is the name, age, principal occupation for the last five years, selected biographical information and the period of service as an executive officer of each of the executive officers.

Christopher B. Wood, M.D., age 59, has served as our chairman of the board of directors and chief executive officer since January 1999. From January 1997 to December 1998, Dr. Wood was chairman of Eurobiotech, Inc., a Delaware company. From March 1994 to January 1997, Dr. Wood was a specialist surgeon in the National Health Service, United Kingdom. From April 1979 to March 1991, Dr. Wood was a specialist surgeon at The Royal Postgraduate Medical School, London, England. Dr. Wood holds an M.D. from the University of Wales School of Medicine and the Fellowship of the Royal College of Surgeons of Edinburgh.

David P. Luci, C.P.A., Esq., age 39, has served as our chief financial officer, general counsel and corporate secretary since July 2004, after serving as director of finance, general counsel and corporate secretary since July 2002. From September 1994 to July 2002, Mr. Luci served as a corporate associate at Paul, Hastings, Janofsky & Walker LLP (New York office). Prior to that, Mr. Luci served as a senior auditor at Ernst & Young LLP (New York office). Mr. Luci is a certified public accountant. He holds a Bachelor of Science in Business Administration with a concentration in accounting from Bucknell University and a J.D. from Albany Law School of Union University.

Hugh S. Griffith, age 37, has served as Chief Operating Officer of Bioenvision, Ltd., our wholly-owned sales and marketing subsidiary, since July 2004 after serving as Commercial Director (Europe) since October 2002. Mr. Griffith served as Executive Commercial Director of QuantaNova Ltd. from January 2002 to September 2002. From October 1995 to December 2001, Mr. Griffith held several senior commercial positions at Abbott Laboratories, including Senior Business Unit Manager, Business Development Manager and Area Sales Manager. From April 1992 to October 1995 Mr. Griffith served with Parke-Davis, Warner Lambert. Mr. Griffith holds a Masters of Business Administration from Cardiff Business School, University of Wales; a Diploma of Marketing; and a Bachelor of Science with Honours in Biology from the University of Stirling in Scotland.

Ian Abercrombie, age 44, has served as Sales Manager (Europe) since January 2003. Mr. Abercrombie joined us from his position of European Sales and Marketing Director with Biolitec Pharma which he held from February of 2002 through January of 2003. From 1995 through January of 2002, Mr. Abercrombie was with Johnson & Johnson. Mr. Abercrombie holds a Bachelor of Science in Marketing from the University of Stirling in Scotland.

Kristen M. Dunker, Esq., age 31, has served as Vice President, Corporate Compliance and Associate General Counsel since June 2004. From September 1999 to June 2004, Ms. Dunker served as a corporate associate at Paul, Hastings, Janofsky & Walker LLP. Ms. Dunker holds a Bachelor of Science in Business Administration from Bucknell University and a J.D. from the University of Denver College of Law.

Robert Sterling, age 42, has served as Vice President, Product Development since July, 2004, after serving as Vice President, Veterinary Affairs since July 2002. He is responsible for development of our anti-viral, anti-microbial and veterinary businesses. Before joining us, Mr. Sterling worked for nine years at Hoechst Roussel Vet, where he held various marketing and sales positions. Mr. Sterling holds a B.S. degree from Penn State University.

Andrew Saunders, M.D., age 40, has served as Medical Director at Bioenvision since May, 2005. Dr. Saunders joined us from Global Drug Development at Hoffman-La-Roche where he was Clinical Science Leader for MabThera oncology with global medical and scientific responsibility for the MabThera development programme. From 2000 to 2002, Dr. Sanders held the position of European Clinical Research Physician in oncology with Eli Lilly & Company. Dr. Saunders holds a Degree in Medicine (1989) from Trinity College Dublin, Republic of Ireland including primary degree qualifications as follows: Batchelor of Medicine; Batchelor of Surgery; Batchelor of Obstetrics; Batchelor of Arts. Dr. Saunders underwent post-graduate training in general medicine and haematology and his Post-Graduate qualifications include: MRCP (Member of Royal College of United Kingdom) in 1996; and MFPM (Member of Faculty Pharmaceutical Medicine) in 2000.

                             EXECUTIVE COMPENSATION

        The following table sets forth the compensation paid and awarded to all individuals serving as (a) our chief executive officer, (b) each of our four other most highly compensated executive officers (other than our chief executive officer) at the end of our fiscal year ended June 30, 2005 whose total annual salary and bonus exceeded $100,000 for these periods, and (c) up to two additional individuals, if any, for whom disclosure would have been provided pursuant to (b) except that the individual(s) were not serving as our executive officers at the end of our fiscal year ended June 30, 2005 (each a "Named Executive Officer"):

                                       Summary Compensation Table
                                          Annual compensation            Long term compensation
                                                                             Awards Payouts
                                                                        Securities             All
Name &                                                                  underlying   LTIP     other
Principal Position                  Year    Salary    Bonus    Other   options/SARs payout compensation
------------------                  ----    ------    -----    -----   ------------------  ------------
                                              $         $        $                   $        $
Christopher B. Wood, MD,
Chairman and Chief Executive
Officer                            2005    300,000   129,000  30,000(1) 195,000(2)
                                   2004    225,000       -        -          -        -        -
                                   2003    225,000       -        -     500,000(3)    -        -

David P. Luci, Esq., Chief
Financial Officer, General
Counsel and Corporate Secretary    2005    275,000   86,000(4)    -     160,000
                                   2004    220,000   20,000(5)    -     185,000(6)
                                   2003    205,200   25,000(7)    -     500,000(8)    -        -

Hugh S. Griffith, Chief
Operating Officer (Europe)         2005    250,000   86,000   46,090(9) 160,000
                                   2004    216,000       -    36,400    175,000(10)   -        -
                                   2003    216,000   20,000   14,400    300,000(11)   -        -

Andrew Saunders, MD                2005  231,250(12)               -     50,000(13)
                                   2004          -        -        -          -       -        -
                                   2003          -        -        -          -       -        -

Kristen M. Dunker, Esq.            2005    170,000   50,000              36,250(14)
                                   2004    135,000        -        -    140,000(15)   -        -
                                   2003          -        -        -          -       -        -

--------------------------

    (1) Dr. Wood receives a Company sponsored contribution to his pension plan in the amount of $30,000 per annum.

    (2) On January 6, 2005, Dr. Wood was granted options to purchase 195,000 shares of our common stock at $8.17 per share. Of these options, options to purchase 48,750 shares of our common stock vested immediately and options to purchase 48,750 shares of our common stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

    (3) On December 31, 2002, Dr. Wood was granted options to purchase 500,000 shares of our common stock at $1.45 per share. Of these options, options to purchase 166,666 shares of our common stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

    (4) Excludes $872,000 which constitutes the value of the equity component of Mr. Luci's annual bonus (options to purchase 160,000 shares of our common stock granted on January 6, 2005).

    (5) Excludes $370,000 which constitutes the value of the equity component of Mr. Luci's annual bonus (options to purchase 185,000 shares of our common stock granted on January 20, 2004).

    (6) On January 20, 2004, Mr. Luci was granted options to purchase 185,000 shares of our common stock at a then-current fair market value. Of these options, options to purchase 61,666 shares of our common stock vest and become exercisable, subject to certain circumstances, on the first anniversary of the grant date and options to purchase 61,667 shares of our common stock vest and become exercisable, on each of the second and third anniversaries of the grant date.

    (7) The annual bonus of $57,000 was prorated for the portion of calendar year 2002 within which Mr. Luci was employed by us.

    (8) On July 22, 2002, Mr. Luci was granted options to purchase 380,000 shares of our common stock. On March 31, 2003, in connection with the execution of an employment agreement between us and Mr. Luci, these options were cancelled and we issued options to purchase 500,000 shares of common stock at $0.735 per share. Of these options, options to purchase 170,000 shares of our common stock are immediately exercisable and, subject to certain circumstances, options to purchase 110,000 shares of common stock vest and become exercisable on each of the first, second and third anniversaries of March 31, 2003, the grant date.

    (9) Mr. Griffith receives a Company sponsored contribution to his pension plan of $25,000 per annum and is reimbursed for his car lease in the amount of $21,090 per annum.

    (10) On January 20, 2004, Mr. Griffith was granted options to purchase 175,000 shares of our common stock at $4.05 per share. Of these options, options to purchase 58,333 shares of our common stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

    (11) On October 22, 2003, Mr. Griffith was granted options to purchase 300,000 shares of our common stock at $1.45 per share. Of these options, options to purchase 100,000 shares of our common stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of October 22, 2002, the grant date.

    (12) Dr. Saunders' base salary is 125,000 GBP, which converts to $231,250 at an exchange rate of 1.85.

    (13) On March 16, 2005, Dr. Saunders was granted options to purchase 50,000 shares of our common stock at $5.44 per share. Of these options, options to purchase 12,500 shares of our common stock vest and become exercisable, subject to certain circumstances, on June 30, 2005 and options to purchase 12,500 shares of our common stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

    (14) On January 6, 2005, Ms. Dunker was granted options to purchase 36,250 shares of our common stock at $8.17 per share. Of these options, options to purchase 9,063 shares of our common stock vested immediately and options to purchase 9,063 shares of our common stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

    (15) On June 22, 2004, Ms. Dunker was granted options to purchase 140,000 shares of our common stock at $8.25 per share. Of these options, options to purchase 30,000 shares of our common stock vested immediately and options to purchase 55,000 shares of our common stock vest and become exercisable on each of the first and second anniversaries of the grant date.

                              EMPLOYMENT AGREEMENTS

        We have entered into employment agreements with certain of our principal executive officers. Pursuant to these agreements, our executive officers agree to devote all or a substantial portion of their business and professional time efforts to our business as executive officers. The employment agreements provide for certain compensation packages, which include bonuses and other incentive compensation. The agreements also contain covenants restricting the employees from competing with us and our business and prohibiting them from disclosing confidential information about us and our business.

        On September 1, 1999, we entered into an employment agreement with Christopher B. Wood, M.D. under which he serves as our chairman and Chief Executive Officer. The initial term of Dr. Wood's employment agreement is two years with automatic one-year extensions thereafter unless either party gives written notice to the contrary. On December 31, 2002, we entered into a new employment agreement with Dr. Wood, under which he continues to serve as our chairman and Chief Executive Officer. Under this contract, the term is one year, with automatic one-year extensions thereafter unless either party provides written notice to the contrary. Dr. Wood's new employment agreement provides for an initial base salary of $225,000, a bonus as determined by the board of directors, health insurance and other benefits currently or in the future provided to our key employees. If Dr. Wood's employment is terminated other than for cause or if he resigns for good reason or if a change of control occurs, he will receive a lump sum payment in an amount equal to his then current annual base salary and any and all unvested options will vest and immediately become exercisable.

        On October 23, 2002, we entered into an employment agreement with Hugh
S. Griffith, pursuant to which he agrees to serve as our Commercial Director (Europe). The initial term of Mr. Griffith's employment agreement is one-year, with automatic six month extensions thereafter unless either party provides written notice to the contrary. If Mr. Griffith's employment is terminated other than for cause or if he resigns for good reason or if a change of control occurs, he will receive a lump sum payment in an amount equal to 0.5 multiplied by the sum of his then current annual base salary plus a payment equal to six
(6) months of his then current base salary in complete satisfaction of our obligation to provide no less than six (6) months prior written notice as set forth in the employment agreement.

        On January 6, 2003, we entered into an employment agreement with Ian Abercrombie, pursuant to which he agrees to serve as our Sales Manager (Europe). The initial term of Mr. Abercrombie's employment agreement is one-year, with automatic six month extensions thereafter unless either party provides written notice to the contrary. If Mr. Abercrombie's employment is terminated other than for cause or if he resigns for good reason or if a change of control occurs, he will receive a payment equal to six (6) months of his then current base salary in complete satisfaction of our obligation to provide no less than six (6) months prior written notice as set forth in the employment agreement.

        On March 31, 2003, we entered into an employment agreement with David P. Luci, pursuant to which he serves as our Director of Finance, General Counsel and Corporate Secretary. The initial term of Mr. Luci's employment agreement is one-year, with automatic one-year extensions thereafter unless either party provides written notice to the contrary. If Mr. Luci's employment is terminated other than for cause or if he resigns for good reason or if a change of control occurs, he will receive a lump sum payment in an amount equal to 1.5 multiplied by the sum of (i) his then current annual base salary plus (ii) his then average annual bonus for the preceding two years and any and all unvested options will vest and immediately become exercisable.

                   STOCK OPTIONS AND LONG TERM INCENTIVE PLANS

                      Option/SAR Grants in Last Fiscal Year

        The following table sets forth information concerning option/SAR grants in our fiscal year ended June 30, 2005 to each Named Executive Officer:

----------------------------------------------------------------------------------- ----------------------------------
                                Individual Grants                                     Potential Realizable Value at
                                                                                      Assumed Annual Rates of Stock
                                                                                      Price Appreciation for Option
                                                                                                 Term(1)
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------
Name                      Number of    Percent of        Exercise or   Expiration         5%($)           10% ($)
                          securities   total             base price    Date
                          underlying   options/SARs      ($/share)
                          options/SARs granted to
                          granted (#)  employees in
                                       fiscal year
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------
Christopher B. Wood, MD    195,000          24.63%          $8.17       1/6/15(2)        664,950        1,920,750
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------
David P. Luci, Esq.        160,000          20.2%           $8.17       1/6/15(2)        545,600        1,576,000
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------
Hugh S. Griffith           160,000          20.2%           $8.17       1/6/15(2)        545,600        1,576,000
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------
Andrew Saunders, MD         50,000           6.3%           $5.44       3/16/15(3)       313,000          647,500
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------
Kristen M. Dunker, Esq.     36,250           4.6%           $8.17       1/6/15(2)        123,613          357,063
------------------------- ------------ ----------------- ------------- ------------ ------------------ ---------------


    (1) The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using the closing price of $7.28 per share of our common stock as quoted on the Nasdaq National Market on the last day of the fiscal year, or June 30, 2005, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.


    (2) Options vest 25% on the grant date and 25% on each of the first, second and third anniversaries of the grant date.


    (3) Options vest 25% on June 30, 2005 and 25% on each of the first, second and third anniversaries of the grant date, March 16, 2005.

        During our fiscal year ended June 30, 2005, Mr. Luci exercised options to purchase 390,000 shares of our common stock and paid the Company the aggregate exercise price of $286,650. There were no other options exercised in our fiscal year ended June 30, 2005 by the named executive officers.

Option Exercises and Year-End Option Values

        The following table provides information regarding the exercise of stock options during the fiscal year ended June 30, 2005 and the number and value of unexercised options to purchase our common stock held as of June 30, 2005 by our named executive officers. As permitted by the rules of the Securities and Exchange Commission, we have calculated the value of the unexercised in-the-money options at fiscal year end on the basis of the closing price of $7.28 per share of our common stock as quoted on the Nasdaq National Market on the last day of the fiscal year, or June 30, 2005, less the applicable exercise price multiplied by the number of shares which may be acquired on exercise. We have calculated the value realized of exercised options based on the difference between the per share option exercise price and the fair market value per share of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

  Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End 2005
                               Option/SAR Values

----------------------------- ------------- ----------- ----------------------------- ----------------------------
Name                          Shares        Value       Number of Securities          Value of Unexercised
                              acquired on   Realized    underlying unexercised        In-the-Money Options/SARs
                              exercise (#)  ($)         options/SARs at Fiscal Year   at Fiscal Year End(1) ($)
                                                        End (#)
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------
                                                        Exercisable   Unexercisable   Exercisable   Unexercisable
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------
Christopher B. Wood, MD                  0           0     1,882,083         312,917  $10,988,331     $971,669
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------
David P. Luci, Esq.                 33,946    $344,552    101,666.67      353,333.33    $199,183     $1,118,317
                                   246,054  $2,010,261
                                   110,000    $701,800
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------
Hugh S. Griffith                         0           0    298,333.33      336,666.67   $1,354,417    $1,121,333
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------
Andrew Saunders, MD                      0           0        12,500          37,500    $23,000        $69,000
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------
Kristen M. Dunker, Esq.                  0           0      94,062.5        82,187.5       0              0
----------------------------- ------------- ----------- ------------- --------------- ------------- --------------


                         Ten Year Option/SAR Repricings

-------------------------- ---------- ------------- ------------- ------------ ---------- ----------------------
Name                       Date       Number of     Market        Exercise     New        Length of Original
                                      Securities    Price of      Price at     Exercise   Option Term
                                      underlying    Stock at      time of      Price      remaining at date of
                                      options/SARs  time of       Repricing    ($)        repricing or
                                      repriced or   Repricing     or                      amendment
                                      amended (#)   or            Amendment
                                                    Amendment     ($)
                                                    ($)
-------------------------- ---------- ------------- ------------- ------------ ---------- ----------------------
David P. Luci, Esq.,        3/31/03     380,000         $0.735       $1.95       $0.735           9.25 years
Chief Financial Officer,
General Counsel,
Corporate Secretary
-------------------------- ---------- ------------- ------------- ------------ ---------- ----------------------


Equity Compensation Plan Information

     The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of June 30, 2005:

                                   Number of                           Number of securities
                               securities to be                      remaining available for
                                 issued upon      Weighted-average    future issuance under
                                 exercise of      exercise price of    equity compensation
                                 outstanding         outstanding        plans (excluding
                              options, warrants   options, warrants  securities reflected in
                                  and rights         and rights            column (a))

        Plan category                (a)                 (b)                   (c)
----------------------------------------------------------------------------------------------
Equity compensation plans
   approved by security
   holders                        2,463,167               $4.56            1,543,500
Equity compensation plans
   not approved by security
   holders(1)                            --               --                      --

Total                             2,463,167               $4.56            1,543,500


    (1) We have no equity compensation plans not approved by security holders.

     The Board of Directors adopted, and our stockholders approved our 2003 Stock Incentive Plan at the Annual Meeting held in January of 2004. The plan was adopted to recognize the contributions made by our employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to our future success and to improve our ability to attract, retain and motivate individuals upon whom our growth and financial success depends. There are 4,500,000 shares reserved for grants of options under the plan and at June 30, 2005, 2,956,500 of these options had been issued.

Stock Option Plan

        Our Board of Directors has adopted, and our stockholders have approved our 2003 Stock Incentive Plan, as amended. The plan was adopted to recognize the contributions made by our employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to our future success and to improve our ability to attract, retain and motivate individuals upon whom our growth and financial success depends.

   The key provisions of the plan are as follows:

Eligibility and Administration.

        The plan authorizes the Board of Directors or the compensation committee (the "Administrator"), to (i)select the participants who are to be granted options, restricted shares or performance units, (ii)determine the number of shares of Common Stock to be granted to each participant, (iii)designate options, to the extent the award consists of options, as incentive stock options or nonstatutory stock options, (iv)determine the vesting schedule and performance criteria, if any, for restricted shares and performance units and
(v)determine to what extent the awards may be transferable. As of the date hereof, there are approximately 7 employees who are currently eligible to participate in the plan under the Company's policies. All directors and consultants are currently eligible to participate in the plan. The Administrator's interpretations and construction of the plan are final and binding on the Company.

Shares Available for Issuance Under the Plan

        The stock subject to options granted under the plan are shares of the Company's authorized but unissued or reacquired shares of Common Stock. On December 7, 2005, the closing price of the common stock on the Nasdaq

National Market of the Common Stock was $5.87 per share. There are 4,500,000 shares reserved for grants of options under the plan. On the same date, there were 40,760,762 shares of Common Stock outstanding.

Grant, Exercise and other Terms of Awards.

        Options issued under the plan are designated as either incentive stock options or nonstatutory stock options. Incentive stock options are options meeting the requirements of Section 422 of the Code, and nonstatutory options are options not intended to so qualify.

        The exercise price of options granted under the plan may not be less than 100% of the fair market value of the Common Stock of the Company (as defined by the plan) on the date of the grant. With respect to any participant who owns stock representing more than 10% of the voting rights of the outstanding Common Stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the Common Stock on the grant date, and the maximum term of any such incentive stock option must not exceed five years.

        Options, restricted shares and performance units are evidenced by written award agreements in a form approved by the Administrator from time to time and no award is effective until the applicable award agreement has been executed by both parties thereto. Options granted under the plan may become exercisable in cumulative increments over a period of months or years, or otherwise, as determined by the Administrator. The purchase price of options shall be paid in cash; provided, however, that if the applicable award agreement so provides, or the Administrator, in its sole discretion otherwise approves thereof, the purchase price may be paid in shares of Common Stock having a fair market value on the exercise date equal to the exercise price or in any combination of cash and shares of Common Stock, as long as the sum of the cash so paid and the fair market value of the shares so surrendered equals the aggregate purchase price. In addition, the Administrator may permit deferred compensation elections by certain directors and executive officers. The award agreement evidencing the restricted shares and/or performance units shall set forth the terms upon which the Common Stock subject to any awards or the achievement of any cash bonus may be earned.

        No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Administrator) from the date of the grant, and no incentive stock options granted under the Amended Award Plan to a participant who owns more than ten percent of the total combined voting power of all classes of outstanding stock of the Company shall be exercisable after the expiration of five years (or less, in the discretion of the Administrator) from the date of the grant. The aggregate fair market value (as of the respective date or dates of grant) of the shares of Common Stock underlying the incentive stock options that are exercisable for the first time by a participant during any calendar year under the plan and all other similar plans maintained by the Company may not exceed $100,000. If a participant ceases to be an employee of the Company for any reason other than his or her death, Disability or Retirement (as such terms are defined in the plan), such participant shall have the right, subject to certain restrictions, to exercise that option at any time within ninety days (or less, in the discretion of the Administrator) after cessation of employment, but, except as otherwise provided in the applicable award agreement, only to the extent that, at the date of cessation of employee, the participant's right to exercise such option had vested and had not been previously exercised. The Administrator, in its sole discretion, may provide that the option shall cease to be exercisable on the date of such cessation if such cessation arises by reason of termination for Cause (as such term is defined in the Amended Award Plan) or if the participant becomes an employee, director or consultant of an entity that the Administrator determines is in direct competition with the Company.

        In the event a participant dies before such participant has fully exercised his or her option, then the option may be exercised at any time within twelve months after the participant's death by the executor or administrator of his or her estate or by any person who has acquired the option directly from the participant by bequest or inheritance, but except as otherwise provided on the applicable award agreement, only to the extent that, at the date of death, the participant's right to exercise such option had vested pursuant to the terms of the applicable award agreement and had not been forfeited or previously exercised.

        In the event a participant ceases to be an employee of the Company by reason of Disability, such participant shall have the right, subject to certain restrictions, to exercise the option at any time within twelve months (or such shorter period as the Administrator may determine) after such cessation of employment, but only to the extent that, at the date of cessation of employment, the participant's right to exercise such option had previously vested pursuant to the terms of the applicable award agreement and had not previously been exercised.

        In the event a participant ceases to be an employee of the Company by reason of Retirement, such participant shall have the right, subject to certain restrictions, to exercise the option at any time within ninety days (or such longer or shorter period as the Administrator may determine) after cessation of employment, but only to the extent that, at the date of cessation of employment, the participant's right to exercise such option had vested pursuant to the terms of the applicable award agreement and had not previously been exercised.

Adjustment of Awards Upon Certain Events.

        If the Company merges with another corporation and the Company is the surviving corporation in such merger and under the terms of such merger the shares of Common Stock outstanding immediately prior to the merger remain outstanding and unchanged, each outstanding award shall continue to apply to the shares subject thereto and will also pertain and apply to any additional securities and other property, if any, to which a holder of the number of shares subject to the option would have been entitled as a result of the merger.

        In the event all or substantially all of the assets of the Company are sold, the Company engages in a merger where the Company does not survive or the Company is consolidated with another corporation, each participant shall receive immediately before the effective date of such sale, merger or consolidation restricted shares and the value of any performance units to which the participant is then entitled (regardless of any vesting condition) and each outstanding option will become exercisable (without regard to the vesting provisions thereof) for a period of at least 30 days ending five days prior to the effective date of the transaction. Notwithstanding the foregoing, the surviving corporation may, in its sole discretion, (i) (a) grant to participants with options, options to purchase shares of the surviving corporation upon substantially the same terms as the options granted under the plan, (b) tender to all participants with restricted shares, an award of restricted shares of the surviving or acquiring corporation, and (c) tender to all participants with performance units, an award of performance units of the surviving or acquiring corporation, or (ii) (a) permit participants with restricted shares to receive unrestricted shares immediately prior to the effective date of any transaction,
(b) permit participants with performance units to receive cash with respect to the value of any performance units immediately before the effective date of the transaction and (c) provide participants with options the choice of exercising the option prior to the consummation of the transaction or receiving a replacement option.

        Notwithstanding anything to the contrary and except as otherwise expressly provided in the applicable award agreement, the vesting or similar installment provisions relating to the exercisability of any award, option or replacement option tendered as described in the previous sentence shall be accelerated, and the participant with restricted shares or performance units shall become fully vested, and the participant with options shall have the right, for a period of at least 30 days, to exercise such options; provided that such accelerations of vesting and exercisability shall occur only in the event that the participant's employment with or services for the Company should terminate within two years following a Change of Control (as defined in the plan), unless such employment or services are terminated by the Company for Cause (as defined in the plan) or by the participant voluntarily without Good Reason (as defined in the plan), or such employment or services are terminated due to the death or Disability of the participant. Notwithstanding the foregoing, no incentive stock option shall become exercisable pursuant to the foregoing without the participant's consent, if the result would be to cause such option not to be treated as an incentive stock option.

        The number of shares of Common Stock covered by the plan, the number of shares of Common Stock covered by each outstanding option, restricted share and performance unit and the exercise price of any options shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of such shares or a stock split or the payment of a stock dividend (but only of Common Stock) or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company.

Transfer of Awards.

        Unless an award is designated transferable by the Administrator upon grant, during the lifetime of the participant who has been granted an award, the award shall be shall not be assignable or transferable. No incentive stock option may be designated as transferable. In the event of the participant's death, any nontransferable award shall be transferable by the participant's will or the laws of descent and distribution.

Amendment and Termination.

        The plan will continue in effect until terminated by the Board of Directors or until expiration of the plan on November 17, 2013. The Board may suspend or discontinue the plan or revise or amend it.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During the fiscal year ended June 30, 2005, the compensation committee of the board of directors was comprised of Mr. Elms and Drs. Schiff and Kauffman; with Dr. Kauffman serving as chairman of the Compensation Committee. None of the committee's members was employed by us as an officer or employee during the fiscal year ended June 30, 2005. No committee member had any interlocking relationships requiring disclosure under applicable rules and regulations.

        For a description of certain relationships and transactions with members of the board of directors or their affiliates, see "--Certain Relationships and Related Transactions" beginning on page 73.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of common stock, as of December 7, 2005 by (i) each person whom we know to beneficially own 5% or more of the common stock, (ii) each of our directors, (iii) each person listed on the Summary Compensation Table set forth under "Executive Compensation" and (iv) all of our directors and executive officers. The number of shares of common stock beneficially owned by each stockholder is determined in accordance with the rules of the Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder exercises sole or shared voting or investment power. The percentage ownership of the common stock, however, is based on the assumption, expressly required by the rules of the Commission, that only the person or entity whose ownership is being reported has converted or exercised common stock equivalents into shares of common stock; that is, shares underlying common stock equivalents are not included in calculations in the table below for any other purpose, including for the purpose of calculating the number of shares outstanding generally. Except as otherwise noted below, the address for each person listed on the table is c/o Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, New York 10154.

                                                BENEFICIAL OWNERSHIP    CURRENT PERCENTAGE OF
NAME                                                  OF STOCK                CLASS (1)
Perseus-Soros Biopharmaceutical
Fund, LP (2)
888 Seventh Avenue, 30th Floor
New York, New York 10106..................           7,950,053                    16.48%

SCO Capital Partners LLC (3)
1285 Avenue of the Americas, 35th Floor
New York, New York 10019..................           7,670,236                    17.83%

Cumberland Associates LLC(4)
1114 Avenue of the Americas
New York, NY 10036........................           2,163,406                      5.3%

Christopher B. Wood, M.D. (5).............           4,136,987                     9.67%

David P. Luci (6)   ......................             470,720                     *

Hugh Griffith (7)   ......................             298,333                     *

Thomas Scott Nelson.......................             341,787                     *

Andrew Saunders(8)........................              12,500                     *

Kristen Dunker(9) ........................              94,063                     *

Steven A. Elms
888 Seventh Avenue, 29th Floor
New York, New York 10106..................                   0                     *



                                       71


                                                BENEFICIAL OWNERSHIP    CURRENT PERCENTAGE OF
NAME                                                  OF STOCK                CLASS (1)
Andrew N. Schiff, M.D.
888 Seventh Avenue, 29th Floor
New York, New York 10106..................                   0                     *

Michael Kauffman M.D., Ph.D(10)...........              14,375                     *

All Executive Officers and Directors as a
group (11)                                           5,358,765                    12.42%

------------

    * Represents holdings of less than one percent (1%).


    (1) Based on a total of 40,760,762 shares of common stock outstanding as of December 7, 2005.


    (2) Includes 2,250,000 shares of Series A Preferred Stock currently convertible into 4,500,000 shares of common stock and a warrant to purchase 3,000,000 shares of common stock exercisable at $2.00 per share for five years from May 8, 2002. Also includes 375,044 common shares and a warrant to purchase 75,009 shares of common stock exercisable at $7.50 for five years from May 13, 2004. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP.


    (3) Includes a warrant to purchase 1,200,000 shares of common stock exercisable at $1.25 per share for five years from November 16, 2001 issued to SCO Capital, LLC; a warrant to purchase 688,333 shares of common stock exercisable at $1.50 per share for five years from May 8, 2002 issued to SCO Capital, LLC; a warrant to purchase 100,000 shares of common stock exercisable at $1.25 per share for five years from November 16, 2001 issued to SCO Securities, LLC; a warrant to purchase 150,000 shares of common stock exercisable at $1.25 per share for five years from November 16, 2001 held by the Sophie C. Rouhandeh Trust; and a warrant to purchase 150,000 shares of common stock at $1.25 per share for five years from November 16, 2001 held by the Chloe H. Rouhandeh Trust. Steven H. Rouhandeh, in his capacity as President of SCO Capital Partners, LLC and trustee of the trusts, has investment power and voting power with respect to these shares, but disclaims any beneficial ownership thereof. Excludes a warrant to purchase 70,000 shares of common stock exercisable at $1.50 per share for five years from May 8, 2002 which were originally held by SCO Financial Group, LLC, but transferred to (i) Daniel DiPietro (50,000), (ii) Jeremy Kaplan (10,000), and (iii) Joshua Golumb (10,000). SCO Financial Group, LLC served as a financial advisor to us through May 2004 and SCO Capital Partners, LLC extended a $1 million secured credit facility to us in November 2001. SCO Securities, LLC, a related entity, served as placement agent to us in connection with our May 2002 and March and May 2004 financings. As placement agent in connection with the March and May 2004 financing, SCO Securities, LLC received a warrant to purchase 204,452 shares of common stock exercisable at $6.25 per share for five years from March 22, 2004 and a warrant to purchase 55,838 shares of common stock exercisable at $6.25 per share for five years from May 13, 2004.


    (4) Based upon it Schedule 13G filed on July 14, 2005, Cumberland Associates owns 2,163,406 shares of common stock.

    (5) Dr. Wood is our chairman and Chief Executive Officer. Excludes 318,750 shares of common stock owned by Julie Wood, Dr. Wood's spouse, as to which Dr. Wood disclaims any beneficial interest. Includes options to acquire 1,500,000 shares of common stock which are exercisable at $1.25 per share, options to acquire 333,333 shares of common stock which are exercisable at $1.45 per share and options to acquire and options to acquire 48,750 shares of our common stock which are exercisable at $8.17 per share.

    (6) Includes options to acquire 61,666 shares of common stock which are exercisable at $4.05 per share and 40,000 options which are exercisable at $8.17 per share.


    (7) Includes options to acquire 200,000 shares of the common stock which are exercisable at $1.45 per share, options to acquire 58,333 shares of common stock at $4.05 per share and options to acquire 40,000 shares of common stock at $8.17 per share.


    (8) Includes options to acquire 12,500 shares of common stock at $5.44 per share.


    (9) Includes options to acquire 85,000 shares of common stock at $8.25 per share and 9,063 shares of common stock at $8.17 per share.


    (10) Includes options to acquire 12,500 shares of common stock at $4.55 and options to acquire 1,875 shares of common stock at $8.17 per share.


    (11)  Includes options to acquire 2,403,020 shares of common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In May 2002, we completed a private placement pursuant to which we issued an aggregate of 5,916,666 shares of Series A convertible participating preferred stock for $3.00 per share and warrants to purchase an aggregate of 5,916,666 shares of common stock. In March and May of 2004, we completed a private placement pursuant to which we issued an aggregate of 2,602,898 shares of our common stock and warrants to purchase an aggregate of 780,870 shares of common stock. An affiliate of SCO Capital Partners LLC, one of our stockholders, served as our financial advisor in connection with these financings and earned a placement fee of approximately $1,200,000 in connection with the May 2002 private placement and warrants to purchase 260,291 shares of common stock for $6.25 per share for the March and May 2004 financings.

                              PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by each selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and/or supplement this prospectus from time to time to describe a specific plan of distribution.

        The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

        o on Nasdaq or on any other market on which our common stock may from time to time be trading;

        o one or more block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

        o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

        o       in public or privately-negotiated transactions;

        o       through the writing of options on the shares;

        o through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

        o an exchange distribution in accordance with the rules of an exchange;

        o       through agents; or

        o through market sales, both long or short, to the extent permitted under the federal securities laws; or in any combination of these methods.

        The sale price to the public may be:

        o       the market price prevailing at the time of sale;

        o       a price related to the prevailing market price;

        o       at negotiated prices; or

        o any other prices as the selling stockholder may determine from time to time.

        In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

        o sell the shares short and redeliver the shares to close out such short positions;

        o enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

        o pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

        In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods as described above or any other lawful methods.

        Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. A selling stockholder may effect such transactions directly, or indirectly through underwriters, broker- dealers or agents acting on their behalf. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

        Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

        o the names of the selling stockholder(s) and of the participating broker-dealer(s), identifying them as underwriters, as required;

        o       the number of shares involved;

        o       the price at which such shares were sold;

        o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

        o       other facts material to the transaction.

        The shares may also be sold pursuant to Rule 144 under the securities act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under 144 and the number of shares during any three-month period not exceeding certain limitations. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of their shares if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered by this prospectus will be issued to, or sold by, the selling stockholders if they do not exercise or convert the common stock equivalents that they own. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed "underwriters" as that term is defined under the securities act or the exchange act, or the rules and regulations under those acts. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the securities act.

        The selling stockholders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. To our knowledge, none of the selling stockholders have entered into any agreement with a prospective underwriter and there can be no assurance that any such agreement will be entered into. If the selling stockholders enter into such an agreement or agreements, then we will set forth in a post-effective amendment to this prospectus the following information:

        o       the number of shares being offered;

        o the terms of the offering, including the name of any selling stockholder, underwriter, broker, dealer or agent;

        o       the purchase price paid by any underwriter;

        o       any discount, commission and other underwriter compensation;

        o any discount, commission or concession allowed or reallowed or paid to any dealer;

        o       the proposed selling price to the public; and

        o       other facts material to the transaction.

        We will also file such agreement or agreements. In addition, if we are notified by the selling stockholders that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

        The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the exchange act and the rules and regulations under the exchange act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to the same securities for a specified period of time prior to the commencement of the distribution, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        We have agreed to pay all costs and expenses incurred in connection with the registration of the shares offered by this prospectus, except that the selling stockholder will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares and the fees of the selling stockholder's counsel.

        We have agreed with the selling stockholders to keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the date that the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the securities act and the date that all of the shares registered for sale under this prospectus have been sold.

        We have agreed to indemnify the selling stockholders, or their respective transferees or assignees, against certain liabilities, including liabilities under the securities act, or to contribute to payments that the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of those liabilities.

                 MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                       FOR NON-UNITED STATES STOCKHOLDERS

        The following is a summary of the material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. This summary deals only with non-U.S. holders that hold our common stock as a capital asset.

        For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is not treated as a partnership for U.S. federal income tax purposes and is not any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the U.S., (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. This summary does not represent a detailed description of the U.S. federal tax considerations to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal tax considerations to you if you are subject to special treatment under the U.S. federal tax laws (including if you are a U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company"), and it generally does not address any U.S. taxes other than the federal income tax. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Dividends

        We have never declared or paid any cash dividends on our common stock and do not currently anticipate paying any cash dividends on our common stock. If we were to pay dividends in the future on our common stock, they would be subject to U.S. federal income tax in the manner described below.

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (i) complete Internal Revenue Service, or IRS, Form W-8BEN (or successor form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits (which may also require, in certain circumstances, the provision of a U.S. taxpayer identification number) or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.


Gain on disposition of common stock


        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        We believe we have not been and currently are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.


Federal estate tax


        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.


Information reporting and backup withholding


        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding unless the beneficial owner certifies under penalties of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

                                  LEGAL MATTERS

        Certain legal matters have been passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                     EXPERTS

        We changed independent registered public accounting firms in April 2005, from Grant Thornton LLP to Deloitte & Touche LLP. Information regarding the change in independent accountants was reported in our Current Report on Form 8-K dated April 4, 2005. There were no disagreements or reportable events requiring disclosure under Item 304(b) of Regulation S-K.

        Our consolidated financial statements at and for the year ended June 30, 2004, included in this prospectus and registration statement, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon the reports of such firm given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements as of June 30, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are not deemed to be incorporated by reference into this prospectus or the registration statement of which it forms a part. You may read and copy any documents filed by us at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the registration of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the common stock offered by this prospectus, please refer to the registration statement, including the exhibits and schedules thereto. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents of matter involved.

                                BIOENVISION, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Consolidated Financial Statements:


Consolidated Balance Sheets as of September 30, 2005 (Unaudited) and
June 30, 2005                                                                F-1

Consolidated Statements of Operations (Unaudited) for the periods ended
September 30, 2005 and 2004                                                  F-2

Consolidated Statements of Stockholders' Equity for the
periods ended September 30, 2005 (Unaudited) and June 30, 2004               F-3

Consolidated Statements of Cash Flows (Unaudited) for the periods ended
September 30, 2005 and 2004                                                  F-4

Notes to Consolidated Financial Statements (Unaudited)                       F-5



Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm                     F-17

Report of Prior Independent Registered Public Accounting Firm               F-18

Consolidated Balance Sheets as of June 30, 2005 and 2004                    F-19

Consolidated Statements of Operations for years ended June 30,
2005 and 2004                                                               F-20

Consolidated Statements of Stockholders' Equity (Deficit) for years
ended June 30, 2005 and 2004                                                F-21

Consolidated Statements of Cash Flows for years ended June 30, 2005 and
2004                                                                        F-22

Notes to Consolidated Financial Statements                                  F-23

                       Bioenvision, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS

                                   (unaudited)


                                                                  September 30,           June 30,
                                                                       2005                 2005
                                                                   -----------            ---------

                           ASSETS

Current assets
   Cash and cash equivalents                                      $12,208,760           $31,407,533
   Restricted cash                                                    290,000               290,000
   Short-term securities                                           48,209,088            32,746,948
   Accounts receivable, less allowances of $869,220 and
   $869,220, respectively                                           1,403,542             1,785,779
   Inventory                                                          361,741               277,908
   Other current assets                                               781,060               342,628
                                                                      -------               -------

       Total current assets                                        63,254,191            66,850,796

   Property and equipment, net                                        290,068               279,778
   Intangible assets, net                                           8,155,836             8,252,936
   Goodwill                                                         1,540,162             1,540,162
   Security deposits                                                  208,475               209,665
   Deferred costs                                                   3,599,006             3,656,798
                                                                    ---------             ---------

       Total assets                                              $ 77,047,738           $80,790,135
                                                                  ===========            ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities
   Accounts payable
                                                                   $1,755,461            $1,602,267
   Accrued expenses                                                 5,266,932             4,581,444
   Accrued dividends payable                                           57,329                56,404

   Deferred revenue                                                   498,607               498,607
                                                                      -------               -------

       Total current liabilities                                    7,578,329             6,738,722

Deferred revenue                                                    7,312,945             7,437,598
                                                                    ---------             ---------

       Total liabilities                                           14,891,274            14,176,320
Commitments and contingencies
 Stockholders' equity
   Convertible preferred stock - $0.001 par value;
   20,000,000 shares authorized;                                        2,250                 2,250
     2,250,000 shares issued and outstanding on each of
     September 30, 2005 and June 30, 2005 (liquidation
     preference $6,750,000)
   Common stock - par value $0.001; 70,000,000 shares                  40,761                40,559
   authorized;
     40,760,763 and 40,558,948 shares issued and
     outstanding at September 30, 2005 and June 30, 2005,
     respectively
   Additional paid-in capital                                     129,282,618           128,946,717
   Deferred compensation                                                    -              (145,646)
   Accumulated deficit                                            (67,220,665)          (62,331,005)
   Accumulated other comprehensive income                              51,500               100,940
                                                                       ------               -------

        Stockholders' equity                                       62,156,464            66,613,815
                                                                   ----------            ----------

        Total liabilities and stockholders' equity                $77,047,738           $80,790,135
                                                                   ==========            ==========


The accompanying notes are an integral part of these financial statements.

                       Bioenvision, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)


                                                                              Three months ended
                                                                                September 30,
                                                                             2005            2004
                                                                          -----------    --------
                                                                                        (Restated -
                                                                                          Note I)
         Revenue
            Licensing and royalty revenue                                   $400,130       $363,182
            Product sales                                                    194,996              -
            Research and development contract revenue                         75,092        722,146
                                                                             -------     ----------

         Total revenue                                                       670,218      1,085,328

         Costs and expenses
            Cost of products sold, including royalty expense
            of $201,000 for the three months ending
            September 30, 2005                                               328,291              -
            Research and development                                       2,430,918      2,138,897
            Selling, general and administrative                            2,887,462      1,756,713
            (includes stock based compensation expense of
            $482,000 and $391,000 for the three months
            ending September 30, 2005 and 2004,
            respectively)
            Depreciation and amortization                                    224,283        339,706
                                                                             -------        -------

         Total costs and expenses                                          5,870,954      4,235,316
                                                                           ---------      ---------

         Loss from operations                                             (5,200,736)    (3,149,988)

         Interest and finance charges                                        (66,761)             -
         Interest income                                                     462,905         55,437
                                                                             -------         ------

         Net loss                                                         (4,804,592)    (3,094,551)

         Cumulative preferred stock dividend                                 (85,068)      (126,341)
                                                                             --------      ---------

         Net loss available to common stockholders                       $(4,889,660)   $(3,220,892)
                                                                          ===========    ===========


         Basic and diluted net loss per share of
         common stock                                                         $(0.12)        $(0.11)
                                                                               ======         ======


         Weighted average shares used in computing                        40,572,626     28,516,450
            basic and diluted net loss per share                          ==========     ==========


The accompanying notes are an integral part of these financial statements.

                       Bioenvision, Inc. and Subsidiaries
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                   (unaudited)

                                                                                                              Accumulated

                                                                                                                 Other      Total

                                Convertible                               Additional   Deferred                 Compre-     Stock-

                              Preferred Stock          Common Stock       Paid In      Compen-   Accumulated    hensive    holders'

                                  Shares       $      Shares      $       Capital      sation      Deficit    Income (Loss) Equity
                                  ------       -      ------      -       -------     --------     -------    ------------  ------
Balance at July 1, 2004
(Restated - Note I)                3,341,666 $ 3,342 28,316,163   28,316 $ 68,517,702 $(223,990) $(37,664,141) $ 139,598 $30,800,827

Net loss for the period
(Restated - Note I)                                                                               (24,262,785)          (24,262,785)

Cumulative preferred stock
 dividend for the period                                                                             (404,079)             (404,079)

Currency translation
adjustment                                                                                                      (38,658)    (38,658)

Deferred compensation                                                                     78,344                              78,344

Preferred stock converted
to common stock                   (1,091,66) (1,092)  2,183,332    2,183      (1,092)                                              -

Income related to
repricing of options                                                        (314,950)                                      (314,950)

Warrants issued in
connection with services                                               -      524,928                                        524,928

Shares issued in
connection with services                                 62,500       63      496,188                                        496,250

Options exercised to
common stock                                            685,833      686      707,638                                        708,324

Warrants exercised to
common stock                                          1,811,120    1,811    3,277,151                                      3,278,962

Shares issued in
connection with public
offering, net of related
expenses                                              7,500,000    7,500   55,739,152                                     55,746,652
                                  ---------- ------- ---------- -------- ------------ ---------- ------------- --------- -----------
 Balance at June 30, 2005          2,250,000 $ 2,250 40,558,948 $ 40,559 $128,946,717 $(145,646) $(62,331,005) $ 100,940 $66,613,815
                                  ========== ======= ========== ======== ============ ========== ============= ========= ===========


Net loss for the period                                                                            (4,804,592)           (4,804,592)

Cumulative preferred stock
dividend                                                                                              (85,068)              (85,068)

Currency translation
adjustment                                                                                                      (49,440)    (49,440)

Employee stock-based
compensation                                                                  458,565                                        458,565


Deferred compensation                                                       (136,457)    145,646                               9,189

Options exercised                                       191,196      191        (191)                                              -

Warrants issued in
connection with services                                                       13,995                                         13,995

Warrants exercised                                       10,619       11         (11)                                              -
                                  ---------- ------- ---------- -------- ------------ ---------- ------------- --------- -----------
 Balance at September 30, 2005     2,250,000 $ 2,250 40,760,763 $ 40,761 $129,282,618 $        - $(67,220,665) $  51,500 $62,156,464
                                  ========== ======= ========== ======== ============ ========== ============= ========= ===========


The accompanying notes are an integral part of this financial statement.

                       Bioenvision, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)


                                                                         Three months ended
                                                                            September 30,
                                                                 --------------------------------
                                                                    2005                  2004
                                                                 -----------          -----------
                                                                                   Restated - Note I

 Cash flows from operating activities

 Net loss                                                        $(4,804,592)         $(3,094,551)
    Adjustments to reconcile net loss to net
       cash used in operating activities

         Depreciation and amortization                               224,283              339,706
         Stock based compensation                                    481,748              391,098

         Changes in net deferred revenue and expenses                (66,861)             (77,502)

         Changes in assets and liabilities
           Accounts payable                                          167,241               45,349
           Inventory                                                 (91,406)                   -
           Other current assets                                     (443,113)            (140,459)
           Accrued interest on investments                          (287,498)                   -
           Accounts receivable                                       363,380            1,767,489
           Accrued expenses                                          715,786             (453,012)
                                                                     -------             ---------

                  Net cash used in operating activities           (3,741,032)          (1,221,882)

 Cash flows from investing activities

    Purchase of intangible assets                                   (103,586)             (42,115)

    Capital expenditures                                             (35,576)              (2,254)
    Purchase of short-term securities                            (15,174,642)                   -
                                                                 -----------          -----------

                  Net cash used in investing activities          (15,313,804)             (44,369)

 Cash flows from financing activities
    Proceeds from exercise of options and warrants                         -              180,000
    Dividends paid                                                   (84,144)            (126,141)
                                                                     --------         ------------

    Net cash (used in) provided by financing activities              (84,144)              53,859

 Effect of exchange rates on cash                                    (59,793)                (294)
                                                                -------------         -----------
 Net decrease in cash and cash equivalents                       (19,198,773)          (1,212,686)

 Cash and cash equivalents, beginning of period                   31,407,533           18,875,675
                                                                  ----------           ----------

 Cash and cash equivalents, end of period                        $12,208,760          $17,662,989
                                                                  ==========          ===========

The accompanying notes are an integral part of these financial statements.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               September 30, 2005

                                   (Unaudited)

NOTE A - Description of Business and Significant Accounting Policies

Description of Business

Bioenvision, Inc. is a product-focused biopharmaceutical company with two approved cancer therapeutics. On December 29, 2004, the FDA approved our lead cancer product, clofarabine, for the treatment of pediatric acute lymphoblastic leukemia, or ALL, in patients who have received two or more prior regimens. Clofarabine has received Orphan Drug designation in the U.S. and the European Union. Genzyme Corporation, the Company's co-development partner, currently holds marketing rights in the U.S. and Canada for clofarabine for certain cancer indications and controls U.S. development of clofarabine in these indications. Genzyme is selling clofarabine under the brand name Clolar in the U.S. In Europe, the Company has filed for approval of clofarabine in pediatric ALL with the European Medicines Evaluation Agency, or EMeA.

The Company is currently selling its second product, Modrenal(R), in the United Kingdom. Modrenal(R) is approved in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

We anticipate that revenues derived from our two lead drugs, clofarabine and Modrenal(R) will permit us to further develop the other products currently in our pipeline. In addition to clofarabine and Modrenal(R), we are performing initial development work on Virostat for the treatment of Hepatitis C and Velostan, initially for the treatment of bladder cancer.

Significant Accounting Policies

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin No. 104 "Revenue Recognition", or SAB 104, upfront nonrefundable fees associated with research and development collaboration agreements where the Company has continuing involvement in the agreement, are recorded as deferred revenue and recognized over the estimated research and development period using the straight-line method. If the estimated period is subsequently modified, the period over which the up-front fee is recognized is modified accordingly on a prospective basis using the straight-line method. Continuation of certain contracts and grants are dependent upon the Company and/or its co-development partners' achieving specific contractual milestones; however, none of the payments received to date are refundable regardless of the outcome of the project. Upfront nonrefundable fees associated with licensing arrangements are recorded as deferred revenue and recognized over the licensing arrangement using the straight line method, which approximates the life of the patent.

Royalty revenue from product licensees is recorded as earned.

The Company currently sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when the risk of loss is passed to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured.

Research & development contract revenue represent payments due from our co-development partner relating to the reimbursement of 50% for certain of our ongoing research costs in the development of clofarabine outside the United States. Currently, the Company has billed but not recorded approximately $1,825,000 of revenues relating to the reimbursement from our co-development partner for certain of our ongoing research costs in the development of clofarabine outside the United States. When the Company has determined that the criteria relating to revenue recognition has been met, the Company will record the revenue. At September 30, 2005, the Company continues to hold a provision for bad debts of $869,000 relating to the outstanding receivables due from the co-development partner.

The Company follows the guidance of Emerging Issues Task Force 99-19, or EITF, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. The Company records revenue transactions gross in its statements of operations if it is deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Description of Business and Summary of Significant Accounting Policies
         - continued

Research and development

Research and development costs are charged to expense as incurred. Research and development costs include the cost of clofarabine sold prior to product approval through our named patient program.

Accounting for Stock-Based Compensation

On July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123 (R)"), requiring the Company to recognize expense related to the fair value of stock-based compensation. The modified prospective transition method was used as allowed under SFAS No. 123 (R). Under this method, the stock-based compensation expense includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation"; and (b) compensation expense for all stock-based compensation awards granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 (R). Prior to the adoption of SFAS 123 (R), the Company had accounted for stock based compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees", as permitted by SFAS No. 123, "Accounting for Stock Based Compensation." Under APB Opinion No. 25, no stock-based employee compensation cost is reflected in reported net loss, when options granted to employees have an exercise price equal to the market value of the underlying common stock at the date of grant.

Upon adoption of SFAS 123 (R), beginning July 1, 2005, the Company reversed the unrecognized deferred compensation costs, associated with options granted to certain employees, of approximately $136,000 with a corresponding reduction to the Company's Additional paid-in capital (see Note E). The Company also no longer re-measures the intrinsic value of the 380,000 re-priced options granted to an officer of the Company (see Note E). The Company recognized expense of approximately $12,000 for the options during the three months ended September 30, 2005 based on the fair value, as determined in accordance with SFAS 123 (R), of the modified award that remains unvested.

Beginning July 1, 2005, the Company is recognizing compensation costs for stock option awards to employees based on their grant-date fair value. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value per share for the 10,000 stock options granted to employees during the three months ended September 30, 2005 was $4.64. Values were estimated using a zero dividend yield, expected volatility of 80%, and a risk free interest rate range of 3.99% to 4.07%. The expected term of 3.5 years was utilized based on historical exercise of employees.

As required by SFAS 123 (R), management made an estimate of expected forfeitures for all unvested awards and is recognizing compensation costs only for those equity awards expected to vest. The impact on previously reported pro forma disclosures under SFAS No. 123 where forfeitures were recognized as incurred is not material. As of September 30, 2005, the total compensation cost related to unvested equity awards granted to employees but not yet recognized is approximately $3.2 million. This cost will be amortized on a straight-line basis over the remaining weighted average vesting period of 1.1 years.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Description of Business and Summary of Significant Accounting Policies
         - continued

A summary of the Company's stock option activity for options issued to employees and related information follows:


                                                                      Weighted
                                                                       Average
                                                     Weighted         Remaining       Aggregate
                                     Number           Average        Contractual      Intrinsic
                                    of Shares      Exercise Price       Life            Value
                                    ---------      --------------       ----            -----

Balance - June 30, 2005               4,156,000             $3.18
Granted during 2006                      10,000              8.04
Exercised during 2006                   225,000              1.25                        $189,000
Forfeited during 2006                     5,000              8.80
                                    -----------          --------
Balance - September 30, 2005          3,936,000             $3.30       5.31           $7,993,000
                                    -----------          --------

Exercisable - September 30, 2005      2,497,000             $2.21       3.49           $3,484,000


A summary of the Company's nonvested options at September 30, 2005 and changes during the three months ended September 30, 2005 is presented below:


                                                Weighted
                                 Non-vested   Average Fair
                                   Number      Value at
                                 of Shares    Grant Date
                                 ----------   ------------
Balance - June 30, 2005             1,434,000       $3.13
Granted during 2006                    10,000        4.64
Exercised during 2006                       -           -
Vested during 2006                          -           -
Forfeited during 2006                   5,000        5.03
                                -------------  ----------
Balance - September 30, 2005        1,439,000       $3.13
                                  -----------   ---------


The following table summarizes the pro forma effect of stock-based compensation as if the fair value method of accounting for stock options had been applied in measuring compensation cost for the three months ended September 30, 2004.

                                                        Three months ended
                                                           September 30,
                                                               2004
                                                               ----
                                                           (As restated)

Net loss available to common stockholders,            $     (3,220,892)
as reported
Add: Stock-based employee compensation expense
(income) as reported                                          (175,845)

Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards                                                (283,423)
                                                       ----------------

Pro forma net loss                                    $     (3,680,160)
Loss per share
     Basic and diluted - as reported                  $          (0.11)

     Basic and diluted - pro forma                    $          (0.13)

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Description of Business and Summary of Significant Accounting Policies
         - continued

The weighted-average assumptions used for the three months ended September 30, 2004 were risk-free interest rate of 2.41%, expected dividend yield of 0.0%, expected life of 3.89 years and expected volatility of 80%. The Company corrected an error on the pro-forma stock based compensation disclosures required under SFAS 123 determined under fair value based method in the table above. In calculating the fair value using the Black-Scholes option-pricing model, the Company unintentionally used the vesting term of the awards instead of the expected term. The correction has decreased such amounts previously reported in the proforma net loss for the three months ended September 30, 2004 by approximately $40,000.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," as amended by EITF No. 00-27. Under EITF No. 96-18, where the fair value of the equity instrument is more reliably measurable than the fair value of services received, such services will be valued based on the fair value of the equity instrument.

Income taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes", or SFAS 109. Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

We have not generated any taxable income, subject to federal taxes, to date and, therefore, have not paid any federal income taxes since inception. We record a valuation allowance to reduce deferred income tax assets to an amount that is more likely than not to be realized. Assessment of the realization of deferred income tax assets requires that estimates and assumptions be made as to the taxable income of future periods. Our deferred tax assets are reduced to zero, as management believes that it is more likely than not that the deferred tax assets will not be realized. Projection of future period earnings is inherently difficult as it involves consideration of numerous factors such as our overall strategies and estimates of new product development and acceptance, product lifecycles, selling prices and volumes, responses by competitors, manufacturing costs and assumptions as to operating expenses and other industry specific and macro and micro economic factors.

Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the periods. Options and warrants to purchase 11,234,314 and 12,983,535 shares of common stock have not been included in the calculation of net loss per share for the three months ended September 30, 2005 and 2004, respectively, as their effect would have been anti-dilutive.

Comprehensive Loss

Total comprehensive loss for the three months ended September 30, 2005 and 2004 was $4,939,000 and $3,087,000, respectively.

Foreign currency translation

The reporting currency of the Company is the US dollar. The functional currency of Bioenvision Limited, the Company's wholly-owned subsidiary, organized under the laws of the United Kingdom with offices in Edinburgh, Scotland, is the Pound Sterling. We translate assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in accumulated other comprehensive income (loss). We translate statement of income accounts at average rates for the period. For the three months ended September 30, 2005, foreign currency transaction gains and losses included in selling, general and administrative expense were $1,000 and $9,000, respectively.

Cash and cash equivalents and Short-term securities

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. All funds invested in a Certificate of Deposit with maturities greater than three months and less than one year are classified as short-term securities determined by management to be available-for-sale securities.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Description of Business and Summary of Significant Accounting Policies
         - continued

Deferred costs

Deferred costs represent payments to Southern Research Institute, or SRI, and to Stegram Pharmaceutical Ltd, which directly relate to milestone payments received in connection with the Genzyme Co-Development Agreement and the Dechra Sub-License Agreement, respectively. The amortization of these costs have been presented in research and development on the statement of operations.

Credit Risk

Our accounts receivable are primarily due from wholesale distributors and our co-development partners. One customer comprises approximately 52% of revenues earned for the three months ended September 30, 2005. At September 30, 2005, the Company continues to hold a provision for bad debts of $869,000 relating to the outstanding receivables due from the customer. Another customer comprises approximately 29% of revenues earned for the three months ended September 30, 2005.

Inventory

Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method. We only capitalize inventory that is produced for commercial sale. The Company periodically reviews inventories and items considered outdated or obsolete are reduced to their estimated net realizable value. Inventories consisted of $117,000 and $0 of raw materials, $6,000 and $171,000 of work-in-progress, and $239,000 and $107,000 of finished goods at September 30, 2005 and June 30, 2005, respectively.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives, which range from 3 to 7 years.


                                  Estimated       September 30,     June 30,
      Asset Description          Useful Life          2005           2005
      -----------------          -----------          ----           ----

Computer equipment and software     3 to 5 years        337,000       305,000
Furniture and fixtures                   7 years         51,000        49,000
                                                         ------        ------
                                                        388,000       354,000
                                                       --------      --------
Less: accumulated depreciation                         (97,000)      (74,000)
                                                       --------      --------

Net property and equipment                           $  291,000    $  280,000
                                                     ==========    ==========

The Company recorded depreciation expense for the three months ended September 30, 2005 and 2004 of approximately $24,000 and $5,000 respectively.


Fair Value of Financial Instruments


The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, cash equivalents, short term securities, accounts receivable, accounts payable and accrued liabilities, approximates their carrying value due to the immediate or short-term maturity associated with these instruments.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Description of Business and Summary of Significant Accounting Policies
         - continued

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of identifiable net assets of Pathagon. Intangible assets include patents and licensing rights acquired in connection with the acquisition of Pathagon. The Company accounts for these assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

For goodwill, each year and whenever impairment indicators are present, we will calculate the implied fair value of each goodwill amount and record an impairment loss for the excess of book value over the implied fair value, if any.

Impairment of Long-Lived Assets

The Company adopted the provisions of SFAS No. 144 on July 1, 2003. In accordance with SFAS No. 144, long-lived assets, such as property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset (see Note D).

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 153 "Exchange of Nonmonetary assets". This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", for non-monetary exchanges of similar productive assets. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is the result of a broader effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. This statement was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the results of operations or financial position of the company.

NOTE B - Interim Financial Statements

In the opinion of management, the accompanying unaudited consolidated financial statements contain all the adjustments consisting of normal accrued adjustments necessary to present fairly the consolidated financial position of the Company as of September 30, 2005, the consolidated results of operations for the three months ended September 30, 2005 and 2004, the consolidated statements of stockholders equity for the three months ended September 30, 2005, and cash flows for the three months ended September 30, 2005 and 2004. Certain reclassifications of balances previously reported have been made to conform to the current presentation.

The consolidated balance sheet at June 30, 2005 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto included in the Form 10-KSB filed by the Company for the year ended June 30, 2005.

The consolidated results of operations for the three months ended September 30, 2005 and 2004 are not necessarily indicative of the results to be expected for any other interim period or for the full year.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - License and Co-Development Agreements

Clofarabine

The Company has a license from Southern Research Institute ("SRI"), Birmingham, Alabama, to develop and market purine nucleoside analogs which, based on third-party studies conducted to date, may be effective in the treatment of leukemia, lymphoma and certain solid tumor cancers. The lead compound of these purine-based nucleosides is known as clofarabine. Under the terms of the agreement with SRI, the Company was granted the exclusive worldwide license, excluding Japan and Southeast Asia, to make, use and sell products derived from the technology for a term expiring on the date of expiration of the last patent covered by the license (subject to earlier termination under certain circumstances), and to utilize technical information related to the technology to obtain patent and other proprietary rights to products developed by the Company and by SRI from the technology. Initially, the Company is developing clofarabine for the treatment of leukemia and lymphoma and studying its potential role in treatment of solid tumors.

In August 2003, SRI granted the Company an irrevocable, exclusive option to make, use and sell products derived from the technology in Japan and Southeast Asia. The Company intends to convert the option to a license upon sourcing an appropriate co-marketing partner to develop these rights in such territory.

To facilitate the development of clofarabine, in March 2001, the Company entered into a co-development agreement with ILEX Oncology, Inc. ("ILEX"), our sub-licensor until it was acquired by Genzyme Corporation ("Genzyme") on December 21, 2004, for the development of clofarabine in cancer indications. Under the terms of the co-development agreement, Genzyme is required to pay all development costs in the United States and Canada, and 50% of approved development costs worldwide outside the U.S. and Canada (excluding Japan and Southeast Asia), in each case, for the development of clofarabine in cancer indications. Genzyme is responsible for conducting all clinical trials and the filing and prosecution of applications with applicable regulatory authorities in the United States and Canada for certain cancer indications. The Company retains the right to handle those matters in all territories outside the United States and Canada (excluding Japan and Southeast Asia) and retains the right to handle these matters in the U.S. and Canada in all non-cancer indications. The Company retained the exclusive manufacturing and distribution rights in Europe and elsewhere worldwide, except for the United States, Canada, Japan and Southeast Asia. Under the co-development agreement, Genzyme will have certain rights if it performs its development obligations in accordance with that agreement. The Company is required to pay Genzyme a royalty on sales outside the U.S., Canada, Japan and Southeast Asia. In turn, Genzyme, which would have U.S. and Canadian distribution rights in cancer indications, is paying the Company a royalty on sales in the U.S. and Canada. Under the terms of the co-development agreement, Genzyme also pays royalties to Southern Research Institute based on certain milestones. The Company also is obligated to pay certain royalties to Southern Research Institute with respect to clofarabine.

The Company received a nonrefundable upfront payment of $1.35 million when it entered into the co-development agreement with Genzyme and received an additional $3.5 million in December 2003 when it converted Genzyme's option to market clofarabine in the U.S. into a sublicense. Upon Genzyme's filing the New Drug Application for clofarabine with the FDA, the Company received an additional (i) $2 million in April 2004 and (ii) $2 million in September 2004. The Company deferred the upfront payment and recognized revenues ratably, on a straight-line basis over the related service period, through December 2002. The Company has deferred the milestone payments received to date and recognizes revenues ratably, on a straight line basis over the related service period, through March 2021. For each of the three months ended September 30, 2005 and 2004, the Company recognized revenues of approximately $110,000, in connection with the milestone payments received to date.

Deferred costs include royalty payments that became due and payable to SRI upon the Company's execution of the co-development agreement with Genzyme. The Company defers all royalty payments made to SRI and recognizes these costs ratably, on a straight-line basis concurrent with revenue that is recognized in connection with research and development costs including approximately $55,000 for each of the three months ended September 30, 2005 and 2004.

Modrenal(R)

The Company holds an exclusive license, until the expiration of existing and new patents related to Modrenal(R), to market Modrenal(R) in major international territories, and an agreement with a United Kingdom company to co-develop Modrenal(R) for other therapeutic indications. Management believes that Modrenal(R) currently is manufactured by third- party contractors in accordance with good manufacturing practices ("GMP").

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - License and Co-Development Agreements -continued

The Company has no plans to establish its own manufacturing facility for Modrenal(R), but will continue to use third-party contractors.

The Company received a nonrefundable upfront payment of $1.25 million when it entered into the License and Sublicense Agreement with Dechra Pharmaceuticals in May 2003. The Company deferred the upfront payment and recognizes revenues ratably, on a straight-line basis over the related service period, currently through September 2022. The Company recognized revenues of approximately $15,000 and $28,000 in connection with the upfront payment from Dechra for the three months ended September 30, 2005 and 2004, respectively.

Deferred costs include royalty payments that became due and payable to Stegram Pharmaceuticals Ltd. upon the Company's execution of the License and Sub-License Agreement with Dechra in May 2003. The Company defers all royalty payments made to Stegram and recognizes these costs ratably, on a straight-line basis concurrent with revenue that is recognized in connection with the Dechra agreement. Research and Development costs related to this agreement include approximately $3,000 and $6,000 for the three months ended September 30, 2005 and 2004, respectively.

NOTE D- Intangible Assets

                                 September 30,    June 30,
                                     2005          2005
                                     ----          ----

Patents & Trademarks               $9,618,000   $9,514,000
Accumulated Amortization          (1,462,000)  (1,261,000)
                                ---------------------------

                                   $8,156,000   $8,253,000
                                ===========================

Amortization of patents and trademarks amounted to $201,000 and $334,000 for the three months ended September 30, 2005 and 2004, respectively. Intangible assets are recorded at cost and amortized over periods generally ranging from 5-20 years. Amortization for each of the next five fiscal years is expected to amount to approximately $800,000 annually.

At June 30, 2005, we recognized an impairment of approximately $5,276,000 relating to the methylene blue intangible acquired in connection with the
Pathagon acquisition. Due to the loss of an intellectual property patent suit which occurred during the Company's fourth quarter of 2005, relating to the international use of virostat in fresh frozen plasma, we re-evaluated the intangible asset relating to Virostat at June 30, 2005. At that date, we estimated that our undiscounted future cash flows, relating solely and exclusively to approved uses of Virostat, were less than the carrying value of our long-lived asset. As a result, we recognized a non-cash impairment loss of $5,276,000, equal to the difference between the estimated future cash flows for approved uses of Virostat, discounted at an appropriate rate, and the carrying amount of the asset. Making the determinations of impairment and the amount of impairment requires significant judgment by management and assumptions with respect to the future cash flows of the assets. Changes in events or circumstances that may affect long-lived assets makes judgments and assumptions with respect to the future cash flows highly subjective.

NOTE E - Stockholders' Transactions

Stock Options

The Board of Directors adopted, and the stockholders approved the 2003 Stock Incentive Plan at the Annual Meeting held in January of 2004. The plan was adopted to recognize the contributions made by the Company's employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to our future success and to improve the Company's ability to attract, retain and motivate individuals upon whom the Company's growth and financial success depends. Under the plan, stock options may be granted as approved by the Board of Directors or the Compensation Committee. There are 4,500,000 shares reserved for grants of options under the plan and at September 30, 2005, options to purchase 2,966,500 shares of common stock had been issued. The Company's policy is to issue new shares for option exercises. Stock options vest pursuant to individual stock option

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - Stockholders' Transactions -continued

agreements. No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Board of Directors or the Compensation Committee) from the date of the grant. The plan will continue in effect until terminated or amended by the Board of Directors or until expiration of the plan on November 17, 2013.

In June 2002, the Company granted options to an officer of the Company to purchase 380,000 shares of common stock at an exercise price of $1.95 per share, which equaled the fair value on the date of grant. Of this amount 50,000 options vested on June 28, 2002 and the remaining 330,000 options vest ratably over a three-year period on each anniversary date. On March 31, 2003, the Company entered into an Employment Agreement with such officer of the Company, pursuant to which, among other things, the exercise price for all of the 380,000 options were changed to $0.735 per share, which equaled the stock price on that date. In addition, the Company issued an additional 120,000 options at an exercise price of $.735 per share which vested immediately. As a result of the repricing of all of the 380,000 options, the Company remeasured the intrinsic value of these options at the end of each reporting period based on changes in the stock price through June 30, 2005. As a result of the adoption of SFAS 123 (R) on July 1, 2005, the Company no longer re-measures the intrinsic value of the 380,000 re-priced options. The Company determined the fair value of the modified award in accordance with SFAS 123, the guidance then in effect and has recognized expense relating to the portion of the options that were unvested on July 1, 2005. For the three months ended September 30, 2005 and 2004, the Company recognized stock based employee compensation (expense) income of approximately $(12,000) and $198,000, respectively, related to these options.

For the three months ended September 30, 2004, the Company recorded compensation expense of approximately $22,000 as a result of 505,000 options granted to certain employees at an exercise price below the grant date trading price. Upon adoption of SFAS 123 (R), beginning July 1, 2005, the Company reversed the unrecognized deferred compensation costs of approximately $136,000, associated with these options, with a corresponding reduction to the Company's additional paid-in capital and is recognizing the fair value estimated in accordance with the original provisions of SFAS No. 123 for the unvested options.

On January 6, 2005, the Company granted 7,500 options to a board member for serving as a member of the Board of Directors, at an exercise price of $8.17 per share which 1,875 vest immediately on the grant date and the remaining 5,625 vest ratably on the first, second and third anniversaries of the grant date. The Company recognized approximately $2,000 as consulting expense for the three months ended September 30, 2005.

On January 20, 2004, the Company granted 25,000 options to a board member for serving as a member of the Board of Directors, at an exercise price of $4.55 per share which vest ratably on the first and second anniversaries of the grant date. The Company recognized approximately $12,000 as consulting expense for both the three months ended September 30, 2005 and 2004 relating to said options.

During the three month period ended September 30, 2005, certain non-employee holders of options exercised pursuant to the cashless exercise feature available to such option holders and the Company issued approximately 191,196 shares of its common stock in connection therewith.

Warrants

On June 22, 2004, the Company entered into a consulting agreement pursuant to which the consultant will provide certain investor relations services on behalf of the Company. In connection therewith, the Company issued a warrant to said consultant pursuant to which he has the right to purchase 50,000 shares of the Company's common stock at a price of $8.25 per share upon the completion of certain milestones, as set forth in such agreement. The Company recognized approximately $218,000 as consulting expense for the three months ended September 30, 2004.

On August 4, 2004, the Company issued a warrant to a consultant pursuant to which said consultant has the right to purchase 40,000 shares of the Company's common stock at a price of $7.22 per share upon satisfaction of certain milestones included in the warrant. The Company recognized approximately $155,000 as consulting expense for the three months ended September 30, 2004, relating to said warrants.

On August 9, 2004, the Company issued two warrants to a consultant pursuant to which said consultant has the right to purchase 45,000 shares of the Company's common stock at a price of $6.10 per share. The Company recognized approximately $9,000 and

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - Stockholders' Transactions -continued

$181,000 as consulting expense for the three months ended September 30, 2005 and 2004, respectively, relating to said warrants.

During the three months ended September 30, 2005, certain warrant holders of the Company exercised their warrants to acquire 10,619 shares of the Company's common stock. The Company received proceeds of approximately $76,000 from the exercise of such warrants.

Common Stock

On December 3, 2004, the Company issued 62,500 shares of common stock to a consultant for services rendered. In connection with such issuance we recognized approximately $497,000 as compensation expense for the period ended June 30, 2005.

On February 8, 2005, we completed a secondary public offering in which we sold we sold 7,500,000 common shares at $8.00 per share, with net proceeds to the Company of approximately $55.6 million, after deducting underwriting discounts and commissions and estimated offering expenses.

NOTE F-Quarterly Tax Accounting Policy

Income taxes have been provided for using the liability method in accordance with SFAS No. 109. The provision for income taxes reflects management's estimate of the effective tax rate expected to be applicable for the full fiscal year. This estimate is re-evaluated by management each quarter based on the Company's estimated tax expense for the year. The Company also pays capital stock tax to certain state and local jurisdictions. The Company evaluates the amount due on a quarterly basis.

NOTE G  - Geographic Information

We define geographical regions as countries in which we operate. Our corporate headquarters in the United States collects licensing, royalties and research & development contract revenue from our arrangements with external customers and our co-development partners. Our wholly owned subsidiary, Bioenvision Limited, located in the United Kingdom manages our product sales (including the named patient program).

The following table reconciles our revenues by geographic region to the consolidated total:

                     Three Months Ended
                        September 30
                          2005         2004
Region
United States         $400,000   $1,075,000
United Kingdom         270,000       10,000
                       -------       ------
                      $670,000   $1,085,000
                      ========   ==========

NOTE H - Litigation

On December 19, 2003, the Company filed a complaint against Dr. Deidre Tessman and Tessman Technology Ltd. (the "Tessman Defendants") in the Supreme Court of the State of New York, County of New York (Index No. 03-603984). An amended complaint alleges, among other things, breach of contract and negligence by Tessman and Tessman Technology and demands judgment against Tessman and Tessman Technology in an amount to be determined by the Court. The Tessman Defendants removed the case to federal court, then remanded it to state court and served an answer with several purported counterclaims. The Company denies the allegations in the counterclaims and intends to pursue its claims against the Tessman Defendants vigorously.

NOTE I - Restatement

In May of 2005, the Company identified an error with respect to the accounting for income taxes in connection with the Pathagon acquisition completed on February 1, 2002. The Company had originally concluded that the realization of the deferred tax asset related to the net operating losses and other deductible temporary differences existing at the acquisition date, and generated after the acquisition date, did not meet the "more likely than not" criteria and, as a result, a valuation allowance was established on the deferred tax assets of the Company. The Company's restated accounting treatment determined that the deferred tax liability recorded in connection with the Pathagon acquisition creates taxable income as the taxable temporary differences reverse.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I- Restatement - continued

Consequently, the ability to realize the deferred tax assets is "more likely than not" and a valuation allowance is not required against the deferred tax assets, to the extent the deferred tax liability offsets the deferred tax assets. This restated accounting treatment resulted in the recognition of our deferred tax assets to the extent of our deferred tax liabilities. The deferred tax asset, in excess of the deferred tax liability, is not "more likely than not" to be realized, and therefore, a full valuation allowance has been established against the net deferred tax asset.

The Company restated its previously reported financial statements and all interim periods as of and for the years ended June 30, 2004 and 2003, to record additional benefit relating to the recognition of deferred tax assets as indicated in the first paragraph of this note. For the years ended June 30, 2004, June 30, 2003, and June 30, 2002, the Company previously recorded the reduction to the deferred tax liability and a corresponding tax benefit of $537,000, $537,000 and $253,000, respectively. In the restated financial statements for years ended June 30, 2004 and June 30, 2003, the Company recorded deferred tax assets, with a corresponding additional deferred tax benefit of $923,000 and $1,580,000, respectively, offsetting the deferred tax liability resulting from the Pathagon acquisition. Additionally, as of the acquisition date on February 1, 2002, a deferred tax asset was recorded for $2,363,000 with a corresponding reduction to goodwill. This represented the deferred tax assets that existed at the date of acquisition and for which the previously recorded valuation allowance was eliminated.

As a result of the above, the Company previously restated its consolidated financial statements as of June 30, 2004 in its Form 10-KSB/A. The following is a summary of the effects of the income tax accounting corrections on the Company's consolidated financial statements for the three months ended September 30, 2004.

For the three and six months ended September 30, 2004 and December 31, 2004, the Company had recorded a deferred tax liability for $5,647,000 and $5,505,000, respectively. Due to the correction of an error, the Company has now reported no net deferred tax asset or deferred tax liability for the three months ended September 30, 2004.


                                          Three months ended
                                          September 30, 2004
                                    As Reported       As Restated
----------------------------------------------------------------------
Consolidated Statements of
Operations:

Income tax benefit                $       134,226     $            -

Net loss                               (2,960,325)        (3,094,551)

Net loss available to common
stockholders                          (3,086,666)        (3,220,892)

Basic and diluted net loss per
share of common stock             $        (0.11)     $       (0.11)

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I- Restatement-continued

The restatement has no effect on total cash flows from operating, investing, or financing activities as shown in the Consolidated Statement of Cash Flows. However, the restatement did affect the individual components of net loss and deferred tax benefit within the net cash from operating activities.


                                  As of and for the three months
                                     ended September 30, 2004
                                   (as reported) (as restated)

        Goodwill                   3,902,705         1,540,162

        Total assets              41,337,877        38,975,334

        Deferred tax liability     5,646,573                 -

        Total liabilities         16,471,168        10,824,595

        Accumulated deficit     (44,169,063)      (40,885,033)

        Shareholder's equity      24,866,709        28,150,739

        Revenue                   1,085,328          1,085,328

        Loss before income tax
        benefit                  (3,094,551)       (3,094,551)

        Income tax benefit           134,226                 -
                                 ----------        ----------

        Net loss                  (2,960,325)       (3,094,551)

        Net loss available to
        common shareholders       (3,086,666)       (3,220,892)

        Net loss available to
        common shareholders per
        basic and dilutive share      $(0.11)           $(0.11)

The quarterly net loss per common share amounts are rounded to the nearest cent. Annual net loss per common share may vary depending on the effect of such rounding.

Additionally, the Company restated the pro-forma stock based compensation disclosures required under SFAS 123 determined under fair value based method due to the correction of an error noted during February 2005. Refer to Note A for further discussion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bioenvision, Inc.:

We have audited the accompanying consolidated balance sheet of Bioenvision, Inc. and subsidiaries (the "Company") as of June 30, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements present fairly, in all material respects, the financial position of Bioenvision, Inc. and subsidiaries as of June 30, 2005, and the results of its operations and its cash flows for the year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
Parsippany, New Jersey
October 12, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders of Bioenvision, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Bioenvision, Inc. and Subsidiaries as of June 30, 2004 and the related consolidated statement of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioenvision, Inc. and Subsidiaries as of June 30, 2004, and the consolidated result of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 10, the June 30, 2004 financial statements have been restated.



/s/ Grant Thornton LLP
New York, New York
September 16, 2004 (except for Note 10, as to which the date is May 27, 2005)

                       BIOENVISION, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                           June 30,               June 30,
                                                                                           2005                   2004
                                                                                        -------------          -----------

                ASSETS
Current assets
   Cash and cash equivalents                                                           $   31,407,533         $ 18,875,675
   Restricted cash                                                                            290,000              290,000
   Short-term securities                                                                   32,746,948                    -
   Accounts receivable (less allowances for bad debts of $869,220 and $0,
   respectively)                                                                            1,785,779            2,627,773
   Inventory                                                                                  277,908                    -
   Other current assets                                                                       342,628              253,311
                                                                                        -------------          -----------
       Total current assets                                                                66,850,796           22,046,759

  Property and equipment, net                                                                 279,778               47,857
  Intangible assets, net                                                                    8,252,936           14,563,660
  Goodwill                                                                                  1,540,162            1,540,162
  Security Deposits                                                                           209,665               79,111
  Deferred costs                                                                            3,656,798            3,893,295
                                                                                        -------------           ----------

       Total assets                                                                      $ 80,790,135         $ 42,170,844
                                                                                          ===========          ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities
   Accounts payable                                                                    $    1,602,267         $  1,495,866
   Accrued expenses and other current liabilities                                           4,581,444            1,322,584
   Accrued dividends payable                                                                   56,404               90,141
   Deferred revenue                                                                           498,607              551,828
                                                                                              -------              -------



       Total current liabilities                                                            6,738,722            3,460,419

  Deferred revenue                                                                          7,437,598            7,909,598
                                                                                        -------------          -----------

       Total liabilities                                                                   14,176,320           11,370,017
                                                                                        -------------          -----------
Stockholders' equity
   Convertible Preferred stock - $0.001 par value; 20,000,000 shares authorized;
   2,250,000 and 3,341,666 shares issued and outstanding at June 30, 2005 and June 30, 2004, respectively (liquidation preference $6,750,000 and
      $10,024,998, respectively)                                                                2,250                3,342
   Common stock - $0.001 par value; 70,000,000 shares authorized; 40,558,948 and
   28,316,163 shares issued and outstanding at
   June 30, 2005 and June 30, 2004, respectively                                               40,559               28,316
   Additional paid-in capital                                                             128,946,717           68,517,702
   Deferred compensation                                                                     (145,646)            (223,990)
   Accumulated deficit                                                                    (62,331,005)         (37,664,141)
   Accumulated other comprehensive income                                                     100,940              139,598
                                                                                        -------------          -----------

        Stockholders' equity                                                               66,613,815           30,800,827
                                                                                        -------------          -----------

        Total liabilities and stockholders' equity                                     $   80,790,135         $ 42,170,844
                                                                                        =============           ==========

The accompanying notes are an integral part of these financial statements.

                       BIOENVISION, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                                                     Year ended
                                                                                                      June 30,
                                                                                        ----------------------------------
                                                                                             2005                 2004
                                                                                        -------------          -----------
Revenue
     License and royalty revenue                                                       $    1,463,326         $  1,014,717
     Product sales                                                                            611,346                    -
     Research and development contract revenue                                              2,576,502            2,087,497
                                                                                         -------------          ----------

Total revenue                                                                               4,651,174            3,102,214

Costs and expenses
   Cost of products sold (including royalty expense of $524,755
   for the year ended June 30, 2005)                                                          921,262                    -
   Research and development                                                                10,894,925            4,882,574
   Provision for bad debts                                                                    869,220                    -
   Selling, general and administrative                                                     10,181,711            9,082,420
        (includes stock based compensation expense of $793,761 and $3,491,252 for the years ended June 30, 2005 and 2004,
        respectively)
   Depreciation and amortization                                                            1,438,517            1,348,064
   Loss on impairment
                                                                                            5,276,162                    -
                                                                                         -------------          ----------

Total costs and expenses                                                                   29,581,797           15,313,058
                                                                                          -----------        -------------

Loss from operations                                                                      (24,930,623)         (12,210,844)

Interest income (expense)
     Interest and finance charges                                                             (79,484)                   -
     Interest income                                                                          747,322               99,763
                                                                                         -------------          ----------

Net loss before income tax benefit                                                        (24,262,785)         (12,111,081)

Income tax benefit
                                                                                                    -            1,459,814

Net loss                                                                                  (24,262,785)         (10,651,267)
                                                                                         -------------          ----------
Cumulative preferred stock dividend                                                          (404,079)           (856,776)
                                                                                        --------------      --------------

Net loss available to common stockholders                                              $  (24,666,864)        $(11,508,043)
                                                                                        ==============         ===========

Basic and diluted net loss per share of common stock                                   $        (0.72)        $       (.57)
                                                                                        =============          ===========

Weighted-average shares used in
   computing basic and diluted
   net loss per share of common stock                                                      34,042,391           20,257,482
                                                                                           ==========           ==========


The accompanying notes are an integral part of these financial statements.

                       BIOENVISION, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                              Accumulated

                                                                                                                 Other      Total

                                Convertible                               Additional   Deferred                 Compre-     Stock-

                              Preferred Stock          Common Stock       Paid In      Compen-   Accumulated    hensive    holders'

                                  Shares       $      Shares      $       Capital      sation      Deficit    Income (Loss) Equity
                                  ------       -      ------      -       -------     --------     -------    ------------  ------

Balance at July 1, 2003            5,916,966 $ 5,917 17,122,739 $ 17,123 $ 47,304,449 $        - $(26,156,098) $ 152,346 $21,323,737

Net loss for the period                                                                           (10,651,267)          (10,651,267)
Cumulative preferred stock
dividend for the period                                                                              (856,776)             (856,776)

Currency translation
adjustment                                                                                                      (12,748)    (12,748)

Deferred compensation                                                                  (223,990)                           (223,990)
Shares issued in
connection with private
placement                                             2,602,898    2,603   16,265,495                                     16,268,098
Costs related to March
private placement financing                                               (1,301,035)                                    (1,301,035)

Preferred stock converted
to common stock                  (2,575,300) (2,575)  5,150,000    5,150      (2,575)                                              -

Expense related to
repricing of options                                                        2,381,066                                      2,381,066

Cashless exercise of
options to shares                                     2,122,682    2,122      (2,122)                                              -

Warrants issued in
connection with services                                               -      671,601                                        671,601

Shares issued to
consultants for services                                 14,510       15      305,972                                        305,987

Shares issued to employee                                20,000       20       28,380                                         28,400

Options issued in
connection with services                                                       93,987                                         93,987

Options issued to employees                                                   262,601                                        262,601

Shares issued from warrant
conversions                                           1,283,334    1,283    2,509,883                                      2,511,166
                                  ---------- ------- ---------- -------- ------------ ---------- ------------- --------- -----------

Balance at June 30, 2004           3,341,666 $ 3,342 28,316,163 $ 28,316 $ 68,517,702 $(223,990) $(37,664,141) $ 139,598 $30,800,827



Net loss for the period                                                                           (24,262,785)          (24,262,785)

Cumulative preferred stock
dividend for the period                                                                              (404,079)             (404,079)

Currency translation
adjustment                                                                                                      (38,658)    (38,658)

Deferred compensation                                                                     78,344                              78,344

Options exercised to
common stock                                            685,833      686      707,638                                        708,324

Income related to
repricing of options                                                        (314,950)                                      (314,950)

Warrants issued in
connection with services                                                      524,928                                        524,928

Warrants exercised to
common stock                                          1,811,120    1,811    3,277,151                                      3,278,962

Shares issued in
connection with services                                 62,500       63      496,188                                        496,250


Preferred stock converted
to common stock                  (1,091,666) (1,092)  2,183,332    2,183      (1,092)                                              -

Shares issued in
connection with public
offering ,net of related
expenses                                              7,500,000    7,500   55,739,152                                     55,746,652
                                  ---------- ------- ---------- -------- ------------ ---------- ------------- --------- -----------
   Balance at June 30, 2005        2,250,000 $ 2,250 40,558,948 $ 40,559 $128,946,717 $(145,646) $(62,331,005) $ 100,940 $66,613,815
                                  ========== ======= ========== ======== ============ ========== ============= ========= ===========

The accompanying notes are an integral part of these financial statements.

                       BIOENVISION, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                         Year ended
                                                                                          June 30,
                                                                            ----------------------------------
                                                                                 2005                 2004
                                                                            -------------          -----------

 Cash flows from operating activities

 Net loss                                                                   $(24,262,785)          $(10,651,267)
 Adjustments to reconcile net loss to net
      cash used in operating activities:

 Depreciation and amortization                                                  1,438,517              1,348,064
 Provision for bad debts                                                          869,220                      -
 Deferred tax benefit                                                                   -            (1,459,814)
 Stock based compensation                                                         793,761              3,491,252
 Changes in net deferred revenues and expenses                                  (288,723)              3,577,474
 Loss on impairment                                                             5,276,162                      -

 Changes in assets and liabilities
      Accounts payable                                                            121,966              1,084,474
      Inventory                                                                 (286,089)                      -
      Other current assets                                                       (94,797)              (147,335)
      Security deposits                                                         (132,072)                      -
      Accounts receivable                                                        (56,596)            (2,602,773)
      Other long term assets                                                            -                126,870

      Accrued expenses and other liabilities                                    3,203,998                591,862
                                                                             ------------                -------

                  Net cash used in operating activities                      (13,417,438)            (4,641,193)
                                                                             ------------             ----------

 Cash flows from investing activities

    Purchase of intangible assets                                               (359,411)              (112,580)

    Capital expenditures                                                        (278,044)               (18,337)
    Purchase of short-term securities                                        (32,746,948)                      -
                                                                             ------------               --------

                  Net cash used in investing activities                      (33,384,403)              (130,917)
                                                                              -----------          -------------

 Cash flows from financing activities
    Proceeds from issuance of common stock, net of related
    expenses                                                                   55,746,652             14,967,064
    Proceeds from exercise of options and warrants                              3,987,286              2,539,565

    Dividends paid                                                              (437,816)            (1,775,782)
                                                                            -------------             ----------
                  Net cash provided by financing activities                    59,296,122             15,730,847

 Effect of exchange rate on cash                                                   37,577               (12,748)
                                                                                   ------               --------

 Net increase in cash and cash equivalents                                     12,531,858             10,945,989

 Cash and cash equivalents, beginning of period                                18,875,675              7,929,686
                                                                              -----------           ------------

 Cash and cash equivalents, end of period                                    $ 31,407,533           $ 18,875,675
                                                                              ===========            ===========

The accompanying notes are an integral part of these financial statements.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies

Description of business

Bioenvision, Inc., or Bioenvision or the Company, is a product-focused biopharmaceutical company with two approved cancer therapeutics. On December 29, 2004, the Food and Drug Administration, or FDA, approved the Company's lead cancer product, clofarabine, for the treatment of pediatric acute lymphoblastic leukemia, or ALL, in patients who have received two or more prior regimens. Clofarabine has received Orphan Drug designation in the United States, or U.S., and the European Union, or E.U. Genzyme Corporation, the Company's co-development partner, currently holds marketing rights in the U.S. and Canada for clofarabine for certain cancer indications and controls U.S. development of clofarabine in these indications. Genzyme is selling clofarabine under the brand name Clolar(R) in the U.S. In Europe, the Company has filed for approval of clofarabine in pediatric ALL and pediatric acute myelogenous leukemia, or AML, with the European Medicines Evaluation Agency, or EMeA.

The Company is currently selling its second product, Modrenal(R), in the United Kingdom, or U.K. Modrenal(R) is approved in the U.K. for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy.

We anticipate that revenues derived from our two lead drugs, clofarabine and Modrenal(R) will permit us to further develop the other products currently in our product pipeline. In addition to clofarabine and Modrenal(R), we are performing initial development work on Virostat for the treatment of Hepatitis C and Velostan, initially for the treatment of bladder cancer.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Inter-company accounts and transactions have been eliminated. Certain reclassifications of balances previously reported have been made to conform to current presentation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin No. 104, or SAB 104, upfront nonrefundable fees associated with research and development collaboration agreements where the Company has continuing involvement in the agreement, are recorded as deferred revenue and recognized over the estimated research and development period using the straight-line method. If the estimated period is subsequently modified, the period over which the up-front fee is recognized is modified accordingly on a prospective basis using the straight-line method. Continuation of certain contracts and grants are dependent upon the Company and/or its co-development partners' achieving specific contractual milestones; however, none of the payments received to date are refundable regardless of the outcome of the project. Upfront nonrefundable fees associated with licensing arrangements are recorded as deferred revenue and recognized over the licensing arrangement using the straight line method, which approximates the life of the patent.

Royalty revenue from product licensees is recorded as earned.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies
         - continued

The Company currently sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when the risk of loss is passed to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured.

Research & development contract revenue represent payments due from our co-development partner relating to the reimbursement of 50% for certain of our ongoing research costs in the development of clofarabine outside the United States.

Currently, the Company has billed but not recorded approximately $1,142,000 of revenues relating to the reimbursement from our co-development partner for certain of our ongoing research costs in the development of clofarabine outside the United States. When the Company has determined that the criteria relating to revenue recognition has been met, the Company will record the revenue.

Provision for bad debts for the years ended June 30, 2005 and 2004 were approximately $869,000 and $0, respectively. The increase is due to the Company recording a valuation allowance relating to certain of the outstanding receivable balances from our co-development partner totaling $869,000 in the current year.

The Company follows the guidance of Emerging Issues Task Force 99-19, or EITF, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. The Company records revenue transactions gross in its statements of operations if it is deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

Research and development

Research and development costs are charged to expense as incurred. Research and development costs include the cost of clofarabine sold prior to product approval through our named patient program.

Stock based compensation

As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," or SFAS 123, the Company accounts for stock based compensation arrangements with employees in accordance with provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," or APB 25. Compensation expense for stock options issued to employees is based on the difference on the date of grant, between the fair value of the Company's stock and the exercise price of the option. For year ended June 30, 2005, the Company recognized stock based employee compensation income of $315,000 as a result of the re-pricing of 380,000 options granted to an employee pursuant to the terms of his Employment Agreement (see Note 6). The Company also recognized a compensation expense of $88,000 for the year ended June 30, 2005 as a result of 505,000 options granted to certain employees on January 20, 2004.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies
         - continued

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," or EITF 96-18. Under EITF No. 96-18, where the fair value of the equity instrument is more reliably measurable than the fair value of services received, such services will be valued based on the fair value of the equity instrument.


The following table illustrates the effect on net loss and loss per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.



                                                                                 Year Ended June 30,
                                                                          ------------------------------
                                                                              2005               2004
                                                                          -----------        -----------
Net loss available to common stockholders, as reported                   $ (24,666,864)      $(11,508,043)
Add:  Stock based employee compensation (income) expense
          as reported                                                         (227,417)         2,419,677
Deduct:  Total stock based employee compensation
     expense determined under fair value based method
     for all awards                                                         (2,427,771)          (861,297)
Pro forma net loss                                                       $ (27,322,052)      $ (9,949,663)
                                                                         ==============      =============

Loss per share

     Basic and diluted - as reported                                        $(0. 72)           $(0.57)
      Basic and diluted - pro forma                                         $(0.80)            $(0.49)


     The fair value of options at the date of grant was established using the Black-Scholes model with the following assumptions:

                                                   2005         2004
                                                   ----         ----

        Expected average life (years)              3.87         3.50

        Risk free interest rate                    3.37%        2.35%

        Expected volatility                          80%          80%

        Expected dividend yield                       0%           0%

In December 2004, FASB issued SFAS No. 123 (R), "Share-Based Payment", a revision of SFAS 123. SFAS 123 (R) supersedes APB 25 and amends SFAS No. 95 "Statement of Cash Flows". SFAS 123(R) is similar to the approach described in SFAS 123 except that SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of income, in lieu of pro-forma disclosure as provided above. SFAS 123 (R) is effective for fiscal periods beginning after June 15, 2005. The Company has adopted the provisions of SFAS 123 (R) as of July 1, 2005, the first day of fiscal 2006, and applied the modified-prospective method using the Black-Scholes model for estimating the fair value of equity compensation.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies
         - continued

As permitted by SFAS 123, through June 30, 2005 the Company accounted for share-based payments to employees using the intrinsic value method set forth in APB 25 and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of the fair value method under SFAS 123(R) will have a significant impact on the Company's consolidated statements of income. However, the Company's overall cash position will not be affected by the adoption of SFAS 123(R). The actual impact of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and other factors.

However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard and therefore, the disclosure of pro forma net income and earnings per share above would remain the same. SFAS 123(R) also requires that tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as operating cash flow. This requirement will reduce net operating cash flow and increase net financing cash flow in periods after the adoption of SFAS 123(R). Estimation of the increase in net financing cash flow and decrease in net operating cash flow depends on the timing and exercise of stock options and is difficult to predict. The amount of operating cash flow recognized in prior periods for such excess tax deductions was $0 and $890,000 for years ended June 30, 2005 and 2004, respectively.

Income taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company records a valuation allowance for certain temporary differences for which it is more likely than not that it will not receive future tax benefits.

Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the periods. Options and warrants to purchase 11,472,414 and 13,674,242 shares of common stock have not been included in the calculation of net loss per share for the years ended June 30, 2005 and 2004, respectively, as their effect would have been anti-dilutive.

Comprehensive Loss

Total comprehensive loss for the years ended June 30, 2005 and 2004 was $24,705,522 and $11,520,791, respectively.

Foreign currency translation

The reporting currency of the Company is the US dollar. The functional currency of Bioenvision Limited, the Company's wholly-owned subsidiary, organized under the laws of the United Kingdom with offices in Edinburgh, Scotland, is the Pound Sterling. We translate assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in accumulated other comprehensive income (loss). We translate statement of income accounts at average rates for the period. For the year ended June 30, 2005, foreign currency transaction gains and losses included in selling, general and administrative expense were $33,000 and $6,000, respectively.

Cash and cash equivalents and Short-term securities

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. All funds invested in a Certificate of Deposit with maturities greater than three

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies
         - continued

months and less than one year are classified as short-term securities determined by management to be available-for-sale securities.

Deferred costs

Deferred costs represent payments to Southern research Institute, or SRI, and to Stegram Pharmaceutical Ltd, which directly relate to milestone payments received in connection with the Genzyme Co-Development Agreement and the Dechra Sub-License Agreement, respectively. The amortization of these costs have been presented in research and development on the statement of operations.

Credit Risk

Our accounts receivable are primarily due from wholesale distributors and our co-development partners. One customer comprises approximately 62% of revenues earned at June 30, 2005. Based on our evaluation of the collectibility of these accounts receivable, we believe that this balance may not be collectible and therefore have reserved 100% of the balance outstanding at June 30, 2005.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies
         - continued

Inventory

Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method. We only capitalize inventory that is produced for commercial sale. The Company periodically reviews inventories and items considered outdated or obsolete are reduced to their estimated net realizable value. Inventories consisted of $171,000 of work-in-progress and $107,000 of finished goods at June 30, 2005.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives, which range from 3 to 7 years.




                                                     Estimated
                      Asset Description              Useful Life                 2005                     2004
                                                                                                                        Property and
Computer equipment and software                     3 to 5 years                304,892                  43,879         equipment
Furniture and fixtures                                7 years                    49,364                  35,052
                                                                                -------                  ------
                                                                                354,256                  78,931
                                                                                -------                  ------

Less: accumulated depreciation                                                 (74,478)                 (31,074)
                                                                               -------                  -------

Net Property and equipment                                               $      279,778            $      47,857
                                                                         ==============            =============


The Company recorded depreciation expense for the years ended June 30, 2005 and 2004 of approximately $45,000 and $20,000 respectively.

Fair Value of Financial Instruments


The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, cash equivalents, short term securities, accounts receivable, accounts payable and accrued liabilities, approximates carrying value due to the immediate or short-term maturity associated with these instruments.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of identifiable net assets of Pathagon. Intangible assets include patents and licensing rights acquired in connection with the acquisition of Pathagon. The Company accounts for these assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

For goodwill, each year and whenever impairment indicators are present, we will calculate the implied fair value of each goodwill amount and record an impairment loss for the excess of book value over the implied fair value, if any.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 1 - Description of Business and Summary of Significant Accounting Policies
         - continued

Impairment of Long-Lived Assets

The Company adopted the provisions of SFAS No. 144 on July 1, 2003. In accordance with SFAS No. 144, long-lived assets, such as property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset (see Note 3).

Note 2 - Acquisition of Pathagon

On February 1, 2002, the Company completed the acquisition of Pathagon. The acquisition was accounted for as a purchase business combination in accordance with SFAS 141. The Company issued 7,000,000 shares of common stock to complete the acquisition, which was valued at $12,600,000 based on the 5-day average trading price of the stock ($1.80) surrounding November 22, 2001, the day of the Company's announcement of the agreed upon acquisition. The acquired patents and licensing rights of OLIGON(R) and methylene blue (collectively referred to as "Purchased Technologies"), were recorded at their fair market value which was approximately $17,576,000. The patent and licensing rights acquired are being amortized over 13 years, which is the estimated remaining contractual life of these assets. Since the estimated fair value of the Purchased Technologies was at least equal to the amount paid, the purchase price, net of assumed liabilities, was allocated to Purchased Technologies. The transaction qualified as a tax-free merger which resulted in a difference between the tax basis value of the assets acquired and the fair market value of the patents and licensing rights. As a result, a deferred tax liability was recorded for approximately $7,909,000. The purchase price exceeded the fair market value of the net assets acquired resulting in the recording of Goodwill of $2,341,000. The Company recorded a charge to goodwill of $801,395 for fiscal year ended June 30, 2003 as a result of a change in tax rates used to compute the deferred tax liability arising as a result of this acquisition. Pathagon had no operations other than holding the patents and licenses acquired. As Pathagon had no operations, its pro-forma financials would not be meaningful and thus are not presented.

The Company now has the worldwide rights to the use of thiazine dyes, including methylene blue, for in vitro and in vivo inactivation of pathogens in biological fluids. Methylene blue is one of only two compounds used commercially to inactivate pathogens in blood products, and is currently used in many European countries to inactivate pathogens in fresh frozen plasma. The Company believes that, as a result of the mechanism of action of its proprietary technology, its systems also have the potential to inactivate many new pathogens before they are identified and before tests have been developed to detect their presence in the blood supply. Because the Company's systems are being designed to inactivate rather than merely test for pathogens, the Company's systems also have the potential to reduce the risk of transmission of pathogens that would remain undetected by testing.

The OLIGON(R) technology is a patented anti-microbial technology that can be incorporated into the manufacturing process of many implantable devices. The patented process, involving two dissimilar metals (silver and platinum) creates an electrochemical reaction that releases silver ions that destroy bacteria, fungi and other pathogens. The Company intends to commercialize the technology in partnership with leading medical devices manufacturers.

On May 6, 1997, Baxter Healthcare Corporation acting through its Edwards Clinical-Care Division ("Edwards") entered into an Exclusive License Agreement with Implemed, Inc. ("Implemed"), a predecessor in interest to Pathagon and, by virtue of the acquisition of Pathagon, a predecessor in interest to the Company. Pursuant to the terms of the License Agreement, among other things, Edwards licensed certain intellectual property technology relating to the manufacture of anti-microbial polymers from Implemed.

On May 7, 2002, the Company executed an amendment to the original license agreement between Oklahoma Medical Research Foundation ("OMRF") and Bridge Therapeutic Products, Inc. ("BTP"), a predecessor of Pathagon, relating to the licensing of methylene blue. Under the terms of the amendment, OMRF agreed to the assignment of the original license agreement by BTP to Pathagon. Pursuant to the amendment, the Company paid

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 2 - Acquisition of Pathagon - continued

OMRF $100,000 and issued 200,000 shares of the Company's common stock and a five-year warrant to purchase an additional 200,000 shares of common stock. The exercise price of the warrant is $2.33 per share, subject to adjustment. The Company capitalized the costs of approximately $1,145,600 related to this amendment as an intangible asset and will amortize this asset over the remaining life of the methylene blue license agreement.

Note 3 - Intangible Assets


                                                                    As of June 30
                                                                    -------------
Intangible assets consist of the following:                   2005                  2004
                                                              ----                  ----

Patents and licensing rights                                $9,514,026            $17,757,101
Less:  accumulated amortization
                                                            (1,261,090)           (3,193,441)
                                                           -----------           ------------
                                                            $8,252,936            $14,563,660
                                                           ===========           ============

Amortization of patents and licensing rights amounted to $1,394,000 and $1,328,000 for the years ended June 30, 2005 and June 30, 2004, respectively. Other intangible assets are recorded at cost and amortized over periods generally ranging from 10-20 years. Amortization for each of the next five fiscal years will amount to approximately $900,000 annually.

At June 30, 2005, we recognized an impairment of approximately $5,276,000 relating to the methylene blue intangible acquired in connection with the Pathagon acquisition. Due to the loss of an intellectual property patent suit which occurred during the Company's fourth quarter, relating to the international use of virostat in fresh frozen plasma, we re-evaluated the intangible asset relating to Virostat at June 30, 2005. At that date, we estimated that our undiscounted future cash flows, relating solely and exclusively to approved uses of Virostat, were less than the carrying value of our long-lived asset. As a result, we recognized a non-cash impairment loss of $5,276,000, equal to the difference between the estimated future cash flows for approved uses of Virostat, discounted at an appropriate rate, and the carrying amount of the asset. Making the determinations of impairment and the amount of impairment requires significant judgment by management and assumptions with respect to the future cash flows of the assets. Changes in events or circumstances that may affect long-lived assets makes judgments and assumptions with respect to the future cash flows highly subjective.

Note 4 - License and Co-Development Agreements

                                   Clofarabine

The Company has a license from SRI to develop and market purine nucleoside analogs which, based on third-party studies conducted to date, may be effective in the treatment of leukemia, lymphoma and certain solid tumor cancers. The lead compound of these purine-based nucleosides is known as clofarabine. Under the terms of the agreement with SRI, the Company was granted the exclusive worldwide license, excluding Japan and Southeast Asia, to make, use and sell products derived from the technology for a term expiring on the date of expiration of the last patent covered by the license (subject to earlier termination under certain circumstances), and to utilize technical information related to the technology to obtain patent and other proprietary rights to products developed by the Company and by SRI from the technology. Initially, the Company is developing clofarabine for the treatment of leukemia and lymphoma and studying its potential role in treatment of solid tumors.

In August 2003, SRI granted the Company an irrevocable, exclusive option to make, use and sell products derived from the technology in Japan and Southeast Asia. The Company intends to convert the option to a license upon sourcing an appropriate co-marketing partner to develop these rights in such territory.

To facilitate the development of clofarabine, in March 2001, the Company entered into a co-development agreement with ILEX Oncology, Inc., our sub-licensor until it was acquired by Genzyme Corporation on December 21, 2004, for the development of clofarabine in cancer indications. Under the terms of the co-development agreement, Genzyme is required to pay all development costs in the United States and Canada, and 50% of approved development costs worldwide outside the U.S. and Canada (excluding Japan and Southeast Asia), in each case, for

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 4 - License and Co-Development Agreements - continued

the development of clofarabine in cancer indications. Genzyme is responsible for conducting all clinical trials and the filing and prosecution of applications with applicable regulatory authorities in the United States and Canada for certain cancer indications. The Company retains the right to handle those matters in all territories outside the United States and Canada (excluding Japan and Southeast Asia) and retains the right to handle these matters in the U.S. and Canada in all non-cancer indications. The Company retained the exclusive manufacturing and distribution rights in Europe and elsewhere worldwide, except for the United States, Canada, Japan and Southeast Asia. Under the co-development agreement, Genzyme will have certain rights if it performs its development obligations in accordance with that agreement. The Company would be required to pay Genzyme a royalty on sales outside the U.S., Canada, Japan and Southeast Asia. In turn, Genzyme, which would have U.S. and Canadian distribution rights in cancer indications, would pay the Company a royalty on sales in the U.S. and Canada. Under the terms of the co-development agreement, Genzyme also pays royalties to SRI based on certain milestones. The Company also is obligated to pay certain royalties to SRI with respect to clofarabine.

The Company received a nonrefundable upfront payment of $1.35 million when it entered into the co-development agreement with Genzyme and received an additional $3.5 million in December 2003 when it converted Genzyme's option to market clofarabine in the U.S. into a sublicense. Upon Genzyme's filing the New Drug Application for clofarabine with the FDA, the Company received an additional (i) $2 million in April 2004 and (ii) $2 million in September 2004. The Company deferred the upfront payment and recognized revenues ratably, on a straight-line basis over the related initial service period, through December 2002. The Company has deferred the milestone payments received to date and recognizes revenues ratably, on a straight line basis over the related service period, through March 2021. For the years ended June 30, 2005 and 2004, the Company recognized revenues of approximately $438,000, and $161,000, respectively, in connection with the milestone payments received to date.

Deferred costs include royalty payments that became due and payable to SRI upon the Company's execution of the co-development agreement with Genzyme. The Company defers all royalty payments made to SRI and recognizes these costs ratably, on a straight-line basis concurrent with revenue that is recognized in connection with research and development costs including approximately $219,000 and $81,000 for the years ended June 30, 2005 and 2004, respectively related to such charges.

                                   Modrenal(R)

The Company holds an exclusive license, until the expiration of existing and new patents related to Modrenal(R), to market Modrenal(R) in major international territories, and an agreement with a United Kingdom company to co-develop Modrenal(R) for other therapeutic indications. Management believes that Modrenal(R) currently is manufactured by third-party contractors in accordance with good manufacturing practices. The Company has no plans to establish its own manufacturing facility for Modrenal(R), but will continue to use third-party contractors.

The Company received a nonrefundable upfront payment of $1.25 million when it entered into the License and Sublicense Agreement with Dechra Pharmaceuticals in May 2003. The Company deferred the upfront payment and recognizes revenues ratably, on a straight-line basis over the related service period, currently through September 2022. The Company recognized revenues of approximately $87,000 and $114,000 in connection with the upfront payment from Dechra for the years ended June 30, 2005 and 2004, respectively.

Deferred costs include royalty payments that became due and payable to Stegram Pharmaceuticals Ltd. upon the Company's execution of the License and Sub-License Agreement with Dechra in May 2003. The Company defers all royalty payments made to Stegram and recognizes these costs ratably, on a straight-line basis concurrent with revenue that is recognized in connection with the Dechra agreement. Research and development costs related to this agreement include approximately $17,400 and $23,000 for the years ended June 30, 2005 and 2004, respectively.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004
Note 5 - Income Taxes

The components of the income tax benefit are as follows:


                                                 June 30,
                                   ------------------------------------
                                       2005                  2004
                                ------------------     ------------------

           Current:
           Federal              $           --         $            --

                                ------------------     ------------------
           State                            --                      --

                                ------------------     ------------------

           Deferred:
           Federal                          --                 (1,099,000)
           State                            --                   (361,000)

                                ------------------     ------------------
                                            --                 (1,460,000)

                                ------------------     ------------------
           Total benefit        $           --         $       (1,460,000)
                                ==================     ==================



The domestic and foreign components of loss before income taxes are as follows:


                                                  June 30,
                                          ----------------------
                                          2005              2004
                                        --------          --------

            Domestic                  $(22,601,000)     $(10,781,000)

            Foreign                     (1,662,000)       (1,330,000)
                                       -----------       -----------

            Loss before taxes         $(24,263,000)     $(12,111,000)
                                       ===========       ===========

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 5 - Income taxes - continued

The following is a reconciliation of benefit for income taxes from continuing operations computed at the federal statutory rates to the effective rates for the years ended June 30, 2005 and 2004


                                                            June 30,
                                                        ----------------
                                                         2005       2004
                                                       --------- --------


Consolidated tax benefit at federal statutory rate      (34.0%)   (34.0%)
Non-deductible expenses                                  (0.3%)      6.8%
State income tax benefit, net of federal provision       (6.1%)    (4.5%)
Valuation allowance                                       40.1%     19.3%
Foreign rate differential                                  0.3%      0.4%
Other, net                                                 0.0%    (0.1%)
                                                       --------- --------
Effective tax rate                                         0.0%   (12.1%)
                                                       ========  ========


Significant components of the company's deferred tax assets and liability at June 30, are as follows:



                                                                       June 30,
                                                                 ------------------

                                                                2005           2004
                                                              -----------  -----------
      Deferred tax liability
         Acquired intangibles                               $(2,923,000)  $(5,781,000)
         Deferred costs                                      (1,481,000)   (1,577,000)
         Amortization                                          (115,000)      (43,000)
         Depreciation                                           (33,000)      (30,000)
          Other                                                  (3,000)       (3,000)

                                                            -----------    ----------
         Total deferred tax liability                        (4,555,000)   (7,434,000)


      Deferred tax assets
         Net operating loss                                  14,344,000     6,384,000
         Options, warrants and shares issued to non-            534,000       345,000
         employees
         Options issued to employees                            164,000       104,000
         Deferred revenue                                     3,214,000     3,427,000
         Provision for bad debts                                352,000             -
         Accrued expenses                                       126,000        68,000

                                                            -----------    ----------
         Total deferred tax assets                           18,734,000    10,328,000
         Valuation allowance for deferred tax assets        (14,179,000)   (2,894,000)


                                                            -----------    ----------
                          Net deferred tax asset              4,555,000     7,434,000


                                                            -----------    ----------
      Net deferred tax liability                            $         -    $        -
                                                            ===========    ==========

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 5 - Income Taxes - continued

At June 30, 2005 and 2004, the Company had approximately $32,524,000 and $14,087,000 of net operating loss carryforwards for U.S. Federal and state income tax purposes, respectively that begin to expire in fiscal year ending 2020, with a tax value of $13,172,000 and $5,705,000, respectively. At June 30, 2005 and 2004, the Company also had approximately $3,906,000 and $2,263,000 of net operating loss carryforwards relating to foreign operations, respectively, with no expiration date, with a tax value of $1,172,000 and $679,000, respectively.

At June 30, 2005 and 2004, the Company has recorded a valuation allowance of $14,179,000 and $2,894,000 respectively, relating to the net deferred tax asset due the uncertainty of both the foreign and domestic companies being more likely than not to utilize these deferred tax assets. Of these amounts, a valuation allowance of $650,000 was recorded at June 30, 2005 and 2004 for certain US deferred tax assets which will be recognized after the period in which the Pathagon deferred tax liability reverses. The remaining allowance relates to the net operating loss of the foreign operations due to the uncertainty that the Company will realize taxable income in the foreign jurisdiction to utilize the net operating loss carryforward.

Included in the June 30, 2005 and 2004 net operating loss is $3,857,000 and $415,000, respectively related to exercise of non-qualified stock options or disqualifying dispositions of stock acquired with incentive stock options. A valuation allowance has been established against this loss. When the valuation allowance is removed, the tax affected benefit of $1,562,000 and $168,000, respectively, related to this loss will be credited to equity.

The Tax Reform Act of 1986 enacted a complex set of rules (Internal Revenue Code
Section 382) limiting the utilization of net operating losses to offset future taxable income following a corporate "ownership change." Generally, this occurs when there is a greater than 50 percentage point change in ownership.
Accordingly, such change could limit the amount of net operating losses available in a given year, which could ultimately cause net operating losses to expire prior to utilization.

Note 6 - Stockholders' Transactions

Stock Options

The Board of Directors adopted, and the stockholders approved the 2003 Stock Incentive Plan at the Annual Meeting held in January of 2004. The plan was adopted to recognize the contributions made by the Company's employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to our future success and to improve the Company's ability to attract, retain and motivate individuals upon whom the Company's growth and financial success depends. Under the plan, stock options may be granted as approved by the Board of Directors or the Compensation Committee. There are 4,500,000 shares reserved for grants of options under the plan and at June 30, 2005, options to purchase 2,956,500 shares of common stock had been issued. Stock options vest pursuant to individual stock option agreements. No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Board of Directors or the Compensation Committee) from the date of the grant. The plan will continue in effect until terminated or amended by the Board of Directors or until expiration of the plan on November 17, 2013.

In June 2002, the Company granted options to an officer of the Company to purchase 380,000 shares of common stock at an exercise price of $1.95 per share, which equaled the stock price on the date of the grant. Of this amount, 50,000 options vested on June 28, 2002 and the remaining 330,000 options vest ratably over a three-year period on each anniversary date. On March 31, 2003 the Company entered into an Employment Agreement with such officer of the Company, pursuant to which, among other things, the exercise price for all 380,000 options were changed to $0.735 per share, which equaled the stock price on that date. In addition, the Company issued an additional 120,000 options at an exercise price of $0.735 per share which vested immediately. As a result of the re-pricing of 380,000 options, the Company will re-measure the intrinsic value of these options at the end of each reporting period and will adjust compensation

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 6 - Stockholders' Transactions - continued

expense based on changes in the stock price. Stock based compensation income (expense) recognized as a result of this re-pricing amounted to $315,000 and $(2,381,000) for the years ended June 30, 2005 and 2004, respectively.

During the year ended June 30, 2005, certain option holders of the Company exercised with cash their options to acquire 685,833 shares of the Company's common stock. The Company received proceeds of approximately $708,000 during the year ended June 30, 2005, from the exercise of these options.

During the year ended June 30, 2005, certain non-employee holders of options exercised pursuant to the cashless exercise feature available to such option holders and the Company issued approximately 212,709 shares of its common stock in connection therewith.

On January 20, 2004, the Company granted 25,000 options to a member of the Board of Directors, for serving as a member of the Board of Directors, at an exercise price of $4.55 per share which vest ratably on the first and second anniversaries of the grant date. The Company recognized $47,000 and $21,000 as consulting expenses for the years ended June 30, 2005 and June 30, 2004, respectively.

The Company recorded a compensation expense of $88,000 and $38,611 for the years ended June 30, 2005 and June 30, 2004, respectively, as a result of 505,000 options granted to certain employees on January 20, 2004 at a strike price that was lower than the exercise price.

On January 6, 2005, the Company granted 7,500 options to a board member for serving as a member of the Board of Directors, at an exercise price of $8.17 per share which 1,875 vest immediately on the grant date and the remaining 5,625 vest ratably on the first, second and third anniversaries of the grant date. The Company recognized approximately $13,000 as consulting expense for the year ended June 30, 2005.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 6 - Stockholders' Transactions - continued

        A summary of the Company's stock option activity for options issued to employees and related information follows:

                                           Number    Weighted Average
                                         of Shares   Exercise Price
                                       ------------- -------------

Balance - June 30, 2003                  3,570,000   $       1.23

            Granted during 2004            720,000   $       5.02
            Exercised during 2004           20,000   $       1.42
                                       ------------- -------------
Balance - June 30, 2004                  4,270,000   $       1.87

            Granted during 2005            784,000   $       7.99
            Exercised during 2005          885,500   $       1.08
            Forfeiture during 2005          12,500   $       3.53
                                       ------------- -------------
Balance - June 30, 2005                  4,156,000   $       3.18
                                       ============= =============




                                          Stock Options Outstanding                            Options Exercisable
      ----------------------------------------------------------------------------------------------------------------------
                                                                         Weighted
                                                                         Average
                                      Weighted                           Remaining        Number of          Weighted
                                      Average              Number of     Contractual      Stock Options      Average
      Exercise Price Range            Exercise price       Options       Life             Exercisable        Exercise price
      ----------------------------------------------------------------------------------------------------------------------
      $0.74 - $1.45                   $      1.29        2,685,000       3.21             2,283,000         $       1.18
      $4.05 - $4.05                   $      4.05          497,000       8.56               166,000         $       4.05
      $5.44 - $6.50                   $      5.93          111,000       9.26                29,000         $       6.05
      $7.87 - $8.87                   $      8.21          863,000       9.41               243,000         $       8.20
                                                         --------------                  --------------
      $0.74 - $8.87                   $      3.18        4,156,000       5.30             2,721,000         $       2.03
                                                         ==============                  ==============

The weighted-average grant date fair value of options granted for the periods ended June 30, 2005 and 2004 was $4.75 and $3.13, respectively

Convertible Preferred Stock

On May 7, 2002 the Company authorized the issuance and sale of up to 5,920,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Stock"). Series A Preferred Stock may be converted into two shares of common stock at an initial conversion price of $1.50 per share of common stock, subject to adjustment for stock splits, stock dividends, mergers, issuances of cheap stock and other similar transactions. In May 2002, the Company consummated a Private Placement of Series A Preferred Stock and received gross proceeds of $17.7 million. Holders of Series A Preferred Stock also received, in respect of each share of Series A Preferred Stock purchased in the May 2002 Private Placement by the Company, one warrant to purchase one share of the Company's common stock at an initial exercise price of $2.00, subject to adjustment. The purchasers of Series A Preferred Stock also received certain registration rights. The preferred stock generally carries rights to vote with the

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 6 - Stockholders' Transactions - continued

holders of common stock as one class on a two-for-one basis. The preferred stock is convertible into the Company's common stock, at the holder's option, on a two-for-one basis subject to certain adjustments at the earlier to occur of (i) at the election of each holder from and after the issuance date, or (ii) the date at any time after the one year anniversary of the issuance date upon which both (x) the average of the market price for a share of common stock for thirty consecutive trading days exceeds $10.00 per share, subject to certain adjustments, and (y) the average of the trading volume for the Company's common stock during such period exceeds 150,000, subject to certain adjustments.

The Company is required to accrue for and pay a dividend of 5%, subject to certain adjustments, on its cumulative Series A Convertible Preferred Stock. The Company has paid the dividend in cash to holders of Series A Convertible Preferred Stock through July 30, 2005.

In the event of a voluntary or involuntary liquidation or dissolution of the Company, before any distribution of assets shall be made to the holders of the Company's securities which are junior to the preferred stock (such as the common stock), holders of the preferred stock shall be paid out of the assets of the Company legally available for distribution to the Company's stockholders an amount per share equal to the initial original issue price ($3.00) subject to certain adjustments plus all accrued but unpaid dividends on such preferred stock.

During the year ended June 30, 2005, certain holders of 1,091,666 shares of the Company's preferred stock converted such shares into 2,183,332 shares of the Company's common stock. In addition, during the year ended June 30, 2005, certain warrant holders of the Company exercised their warrants to acquire 1,598,411 shares of the Company's common stock. The Company received proceeds of approximately $3,278,963 during the year ended June 30, 2005 from the exercise of these warrants.

Common Stock

On December 18, 2004, the Company issued 62,500 shares of its common stock to a consultant to the Company for services rendered to the Company. The Company recorded compensation expense of approximately $497,000 for the year ended June 30, 2005 in connection with such issuance.

On February 8, 2005, the Company completed a secondary public offering in which it sold 7,500,000 common shares at $8.00 per share, with net proceeds to the Company of approximately $55.7 million, after deducting underwriting discounts and commissions and offering expenses.

Warrants

On June 22, 2004 the Company entered into a consulting agreement pursuant to which consultant will provide certain investor relation services on behalf of the Company. In connection therewith, the Company issued a warrant to said consultant pursuant to which said consultant has the right to purchase 50,000 shares of Company's common stock at a price of $8.25 per share upon the completion of certain milestones, as set forth in such agreement. The Company recognized approximately $243,000 as a consulting expense for the year ended June 30, 2005.

On August 4, 2004, the Company issued a warrant to a consultant pursuant to which said consultant has the right to purchase 40,000 shares of the Company's common stock at a price of $7.22 per share upon satisfaction of certain milestones included in the warrant. The Company recognized approximately $75,000 as consulting expense for the year ended June 30, 2005, relating to said warrants.

On August 9, 2004, the Company issued two warrants to a consultant pursuant to which said consultant has the right to purchase 45,000 shares of the Company's common stock at a price of $6.10 per share. The Company recognized approximately $138,000 as consulting expense for year ended June 30, 2005 relating to said warrants.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 7- Geographic Information

We have one operating segment and define geographical regions as countries in which we operate. Our corporate headquarters in the United States collects licensing, royalties and research & development contract revenue from our arrangements with external customers and our co-development partners. Our wholly owned subsidiary, Bioenvision Limited, located in the United Kingdom manages our product sales (including the named patient program). The following table reconciles our revenues by geographic region to the consolidated total:

                                           Year ended June 30,
                                           2005                    2004
Region
------
United States                        $     3,373,547         $     2,929,719
United Kingdom                             1,277,627                 172,495
                                   ---------------------------------------------
                                     $     4,651,174         $     3,102,214


Note 8 - Related Party Transactions

In May 2002, we completed a private placement pursuant to which we issued an aggregate of 5,916,666 shares of Series A convertible participating preferred stock for $3.00 per share and warrants to purchase an aggregate of 5,916,666 shares of common stock and in March of 2004 we consummated a private placement of our common stock pursuant to which we raised $12.8 million with a second closing in May 2004 in which we raised an additional $3.5 million. An affiliate of SCO Capital Partners LLC, one of our stockholders, served as financial advisor to the Company in connection with these financings and earned a placement fee of approximately $1.2 million in connection with May 2002 private placement and a placement fee of $1.1 million and warrants to purchase 260,290 shares of common stock for $6.25 per share for the March and May 2004 financings.

Note 9 - Commitments and Contingencies


Leases

The Company leases 5,549 square feet of office space for its New York, New York headquarters under a non-cancelable operating lease expiring on December 29, 2009 and approximately 2,437 square feet in Edinburgh, Scotland under a lease agreement for its subsidiary Bioenvision Ltd. which expires February 28, 2006. Rent expense for both facilities in the aggregate for the year ended June 30, 2005, was approximately $421,000. Further, the Company leases two vehicles under leases which expire November 29, 2005 and February 28, 2007. Lease expense was approximately $34,000 and $37,000 for the years ended June 30, 2005 and June 30, 2004, respectively. At June 30, 2005, total minimum rentals under operating leases with initial or remaining non-cancelable lease terms of more than one year were approximately:

                   Year ended June 30,

                        2006          $  773,000

                        2007             546,000

                        2008             316,000

                        2009             316,000

                        2010             159,000
                                      -----------

                                      $ 2,110,000
                                      -----------

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004


Note 9 - Commitments and Contingencies - continued

Litigation

On December 19, 2003, the Company filed a complaint against Dr. Deidre Tessman and Tessman Technology Ltd. (the "Tessman Defendants") in the Supreme Court of the State of New York, County of New York (Index No. 03-603984). An amended complaint alleges, among other things, breach of contract and negligence by Tessman and Tessman Technology and demands judgment against Tessman and Tessman Technology in an amount to be determined by the Court. The Tessman Defendants removed the case to federal court, then remanded it to state court and served an answer with several purported counterclaims. The Company denies the allegations in the counterclaims and intends to pursue its claims against the Tessman Defendants vigorously. Each of the parties has moved for summary judgment dismissing all but one of the claims of the other parties. Those motions have not been decided by the Court.

Note 10 - Restatements

In May of 2005, the Company identified an error with respect to the accounting for income taxes in connection with the Pathagon acquisition completed on February 1, 2002. The Company had originally concluded that the realization of the deferred tax asset related to the net operating losses and other deductible temporary differences existing at the acquisition date, and generated after the acquisition date, did not meet the "more likely than not" criteria and, as a result, a valuation allowance was established on the deferred tax assets of the Company. The Company's restated accounting treatment determined that the deferred tax liability recorded in connection with the Pathagon acquisition creates taxable income as the taxable temporary differences reverse. Consequently, the ability to realize the deferred tax assets is "more likely than not" and a valuation allowance is not required against the deferred tax assets, to the extent the deferred tax liability offsets the deferred tax assets. This restated accounting treatment resulted in the recognition of our deferred tax assets to the extent of our deferred tax liabilities. The deferred tax asset, in excess of the deferred tax liability, is not "more likely than not" to be realized, and therefore, is fully valued.

The Company restated its previously reported financial statements and all interim periods as of and for the years ended June 30, 2004 and 2003, to record additional benefit relating to the recognition of deferred tax assets as indicated in the first paragraph of this note. In years ended June 30, 2004, June 30, 2003, and June 30, 2002, the Company previously recorded the reduction to the deferred tax liability and a corresponding tax benefit of $537,000, $537,000 and $253,000, respectively. In the restated financial statements for years ended June 30, 2004 and June 30, 2003, the Company recorded deferred tax assets, with a corresponding additional deferred tax benefit of $923,000 and $1,580,000, respectively, offsetting the deferred tax liability resulting from the Pathagon acquisition. Additionally, as of the acquisition date on February 1, 2002, a deferred tax asset was recorded for $2,363,000 with a corresponding reduction to goodwill. This represented the deferred tax assets that existed at the date of acquisition and for which the previously recorded valuation allowance was eliminated.

As a result of the above, the Company previously restated its consolidated financial statements as of June 30, 2004 in its Form 10-KSB/A. The following is a summary of the effects of the income tax accounting corrections on the Company's consolidated financial statements for the years ended June 30, 2004 and 2003.

                       BIOENVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2005 AND 2004

Note 10 - Restatements - continued


June 30                                 2004                            2003

                            As Reported     As Restated     As Reported      As Restated
----------------------------------------------------------------------------------------------
Consolidated Balance
Sheets:


Goodwill                   $  3,902,705    $  1,540,162    $  3,902,705    $  1,540,162


     Total assets            44,533,387      42,170,844      28,535,675      26,173,132


Deferred tax liability        5,780,799               -       6,317,702       1,459,814


     Total liabilities       17,150,816      11,370,017       9,707,283       4,849,395


Accumulated deficit         (41,082,397)    (37,664,141)    (28,651,443)    (26,156,098)


     Total shareholders'
equity                       27,382,571      30,800,827      18,828,392      21,323,737



Year Ended June 30                                                  2004                                     2003


                                                       As Reported        As Restated           As Reported        As Restated
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Operations:

Income tax benefit                                 $       536,903     $      1,459,814      $      536,903     $     2,117,103
Net loss                                               (11,574,178)         (10,651,267)         (6,746,326)         (5,166,126)
Net loss available to common stockholders              (12,430,954)         (11,508,043)         (7,624,144)         (6,043,944)

Basic and diluted net loss per share of
common stock                                       $         (0.61)    $          (0.57)     $        (0.45)    $         (0.36)


The restatement has no effect on total cash flows from operating, investing, or financing activities as shown in the Consolidated Statement of Cash Flows. However, the restatement did affect the individual components of net loss and deferred tax benefit within the net cash from operating activities.

Additionally, the Company restated the pro-forma stock based compensation disclosures required under SFAS 123 determined under fair value based method due to the correction of an error noted during February 2005.